05011055

Emergis

August 29, 2005

BEST AVAILABLE COPY

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. - 20549

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SEP 06 2005 WASH, D.C. 213 SECTION

BEST AVAILABLE COPY

Dear Sir or Madam:

BCE

John Sypnowich
Vice President and
General Counsel

Re: **Emergis Inc. (the "Corporation")**
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "Emergis signs agreement for managed security services" dated July 13, 2005;
- News Release entitled "Emergis to repurchase up to $30 million of its common shares via substantial issuer bid" dated August 3, 2005;
- Letter to the Corporation's shareholders dated August 2, 2005;
- Letter addressed to the Corporation's option holders to purchase shares dated August 2, 2005;
- Substantial Issuer Bid Circular dated August 8, 2005;
- Notice of Guaranteed delivery for deposit of common shares of Emergis Inc. dated August 2, 2005;
- Letter of Transmittal to Deposit Common Shares of Emergis Inc. dated August 2, 2005;
- Form 51-102F3 – Material Change Report dated August 3, 2005;

...../2

dlw 2/13/06

Emergis Inc.
1000, rue de Sérigny-- Bureau 600
Longueuil (Québec) - J4K 5B1
Téléphone : (450) 928-6000
Télécopieur : (450) 928-6344

- Form 52-109FT2 – Certification of Interim Filings during Transition Period ("Bare certificate") for Emergis Inc. duly signed by the CEO and Interim CFO, pursuant to the Canadian Multilateral Instrument 52-109 – *Certification of Disclosure in Issuer's Annual and Interim Filings*;

- News Release entitled "Emergis reports second quarter 2005 financial results" together with the interim financial statements and interim MD&A dated August 3, 2005;

- Quarterly report to shareholders, second quarter 2005 dated August 3, 2005;

- Cover letter to the Canadian Regulatory Authorities, re: Emergis Inc. – Filing of Material Change Report dated August 8, 2005;

- Cover letter to the Canadian Securities Regulatory Authorities, re: Emergis Inc. – Issuer Bid Documents dated August 8, 2005;

- Cover letter to the *Autorité des marchés financiers Québec* (Québec security regulatory authority), re: substantial issuer bid notice and prescribed fees dated August 8, 2005;

- Avis d'offre publique de rachat (notice of substantial issuer bid) – pursuant to Article 189.1.1 of Règlement sur les valeurs mobilières (Québec) dated August 8, 2005;

- Consent letter of TD Securities Inc., the dealer manager of the Bid and financial advisor to the Corporation dated August 8, 2005;

- Consent letter of Ogilvy Renault LLP, Emergis Inc.'s legal counsel dated August 8, 2005;

- Certificate of Mailing – CIBC Mellon – Mailing to shareholders and option holders – Offer Circular, Letter of Transmittal, Notice of Guaranteed Deliver, Letter to Shareholders, Letter to Option Holders dated August 8, 2005; and

- News Release entitled "Emergis selected to negotiate with Newfoundland and Labrador for drug information system project" dated August 19, 2005.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

JS/sll
Enclosures

Emergis

> > > News release

Emergis signs agreement for managed security services

Montréal, July 13, 2005 – Emergis Inc. (TSX: EME) today announced it has signed a services agreement for up to two years with Bell Security Solutions Inc. (BSSI), a wholly owned subsidiary of Bell Canada, whereby Emergis will operate and support infrastructure components related to specific BSSI security services. The agreement is expected to generate revenues of approximately $7 million annually over the term of the contract.

"This is a logical extension of the transition services Emergis has been providing to Bell following the sale of Emergis' eSecurity assets last year," said Marc Filion, Executive Vice–President, Business Development and Corporate Strategy of Emergis. "The agreement recognizes the first-hand skills and reliability Emergis has acquired in electronic security applications."

With this agreement, Emergis will continue to operate and support the eSecurity assets acquired by Bell Canada from Emergis in June 2004. These assets relate to contracts for access control, authentication and authorization services. Other security-related services underlying Emergis' electronic health-related claims, loan and payment service delivery platforms and solutions remained within the Company.

As a leading enabler of business-to-business electronic transactions for the health and financial services sectors, Emergis is uniquely placed for the development and management of electronic security and privacy issues. Besides the managed security services offered to BSSI, Emergis' portfolio of security services include, among others, assisting stakeholders in the health sector in performing security and privacy assessments combined with the required implementation services, building identity and access management solutions, and managing security monitoring services.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions in Canada to the leading health insurance companies, the top financial institutions, government agencies and about 2,400 pharmacies. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any

dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, signing government contracts, response to industry's rapid rate of change, competition, pricing, operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT JULY 13, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

-30-

Information:
Media: Ann-Marie Gagné, 450 928-6361
Investors: John Gutpell, 450 928-6856

82-5206

Emergis

> > > News release

Emergis to repurchase up to $30 million of its common shares via substantial issuer bid

Montréal, August 3, 2005 — Emergis Inc. (TSX: EME) today announced that its Board of Directors has authorized an offer to repurchase for cancellation up to $30 million worth of its common shares, in a range of $3.20 to $3.70 per share, through a Dutch auction-type substantial issuer bid. This represents up to 9.4 million common shares or 9% of the Company's 99.4 million total issued and outstanding common shares. The normal course issuer bid announced by the Company in February 2005 is suspended during the tender period of this new share repurchase offer. Under the normal course issuer bid, Emergis has to date repurchased 4.1 million shares at an aggregate cost of $13.0 million.

"Both management and the Board of Directors continue to believe that our shares are undervalued on the market. This new repurchase bid is designed to address this situation by expanding and speeding up the process we started with the normal course issuer bid," said François Côté, Emergis president and CEO. "At the same time, we will continue to actively pursue acquisitions. We have sufficient cash resources to fund both this new bid and our acquisition program. Upon successful completion of the substantial issuer bid, we will have reduced the number of common shares outstanding by as much as 13% since the end of last year."

The Dutch auction tender procedure allows shareholders to select the price within the specified range at which each shareholder is willing to sell to the Company all or a portion of the shares he or she owns. Upon expiration of the offer, the Company will select the lowest purchase price that will allow it to buy $30 million worth of shares. If more than the maximum number of shares to be purchased is tendered, purchases will be made on a pro rata basis from shareholders tendering at or below the purchase price. All shares purchased by the Company will be purchased at the same price, even if shareholders have selected a lower price. However, the Company will not buy any shares above the determined purchase price.

An issuer bid circular containing full details of the offer and procedures for tendering common shares will be mailed to shareholders on or about August 8, 2005. The offer, which is subject to regulatory approval, will expire at 8:30 p.m. ET on September 14, 2005, unless extended by the Company. Emergis has retained TD Securities Inc. to act as Dealer Manager in connection with this offer.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions to the leading health insurance companies, government agencies and about 2,400 pharmacies in Canada, and to top financial institutions in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities in signing government contracts, our response to industry's rapid rate of change, competition, application of our pricing to the government sector, fluctuations in our operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT AUGUST 3, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

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Information:
John Gutpell, 450 928-6856

If you require further information, please contact TD Securities Inc. or TD Securities (USA) LLC, the dealer managers for the Offer in Canada and the United States, toll-free at 1(866) 588-1500.

Neither Emergis nor its Board of Directors makes any recommendation as to whether you should deposit your Shares under the Offer, but you should know that we believe that the Shares have been trading in price ranges which do not fully reflect the value of our business and future prospects. The maximum price of $3.70 per Share under the Offer represents a premium of 15% over the closing price of the Shares on the Toronto Stock Exchange on August 2, 2005, being the last trading day preceding the announcement of the Offer.

Yours very truly,

Jean C. Monty
Chairman of the Board

Emergis

82-5206

SEC MAIL PROCESSING RECEIVED SEP 06 2005 WASH. D.C. 213 SECTION

August 2, 2005

Emergis

Dear Optionholder:

We are pleased to advise you that Emergis Inc. ("Emergis") is offering to purchase for $30,000,000 in cash up to 9,375,000 of its common shares (the "Shares"), or about 9.4% of its total outstanding Shares, from existing shareholders (the "Offer"). Emergis will conduct the Offer through a procedure referred to as a modified "Dutch Auction". The price range will be between $3.20 and $3.70 per Share. The Offer will expire at 8:30 p.m. (Montreal time) on September 14, 2005, unless extended by Emergis. A copy of the offer to purchase with the accompanying issuer bid circular (the "Circular") setting out the details is enclosed.

You are receiving the enclosed materials relating to the Offer because you are a holder of options to purchase Shares. Canadian securities legislation requires that the Offer be extended not only to all holders of the Shares, but also to holders of any security that is convertible into or exchangeable for, or that carries the right to acquire, the Shares prior to the Expiration Date. **This Offer only applies to you insofar as you may, prior to the Expiration Date, acquire Shares upon the exercise of your options and, to do so, you must follow all terms and conditions applicable to your options. Only options that have vested may be exercised to acquire Shares.** Should you decide to exercise your options, you can do so by contacting Ms. Lara Zwetkow, Coordinator Treasury, at (450) 928-6830.

There may be tax and other consequences resulting from a decision to exercise your options and you should consult your own tax advisor or other professional before doing so.

If you decide to exercise your options and acquire Shares in order to avail yourself of the Offer, remember that you must deposit all or some of the Shares you receive upon such option exercise with the designated depositary prior to the Expiration Date. A brief description of the Offer and the procedures applicable to it is set forth below.

There are two ways to deposit your Shares: auction tender or purchase price tender. The auction tender option allows you to select a price within the specified range, between $3.20 and $3.70, at which you are willing to sell some or all of your Shares to Emergis. The purchase price tender option allows you to submit your shares without specifying a price. Shareholders selecting this option will be considered to have selected $3.20 but will receive the clearing purchase price.

The "clearing purchase price" will be the lowest price within the range that will enable Emergis to purchase the largest number of deposited Shares for an aggregate purchase price of $30,000,000. If more Shares are deposited at prices up to or at the clearing purchase price than

1000, rue de Sérigny
Suite 600
Longueuil, Québec
J4K 5B1

Telephone: 450 928-6000
Toll-free: 1 866 363-7447
Fax: 450 928-6807

can be purchased for $30,000,000, the deposited Shares will be accepted for purchase on a pro rata basis.

Shareholders depositing Shares pursuant to an auction tender at prices equal to or lower than the clearing purchase price or pursuant to a purchase price tender will receive the clearing purchase price subject to possible pro ration. All Shares deposited at a price higher than the clearing purchase price will be returned to shareholders. Emergis will first accept for purchase Shares deposited by any shareholder who owns fewer than 100 Shares (referred to as an "Odd Lot") and who deposits all Shares at or below the clearing purchase price or pursuant to a purchase price tender.

Payment for all Shares taken up by Emergis will be made in Canadian dollars.

Each shareholder must decide for himself or herself whether or not to accept the Offer based on personal circumstances, tax position and investment objectives. **Before making a decision to deposit Shares, we urge you to read section 8 of the accompanying Circular and obtain professional tax advice if you have any questions.**

If you require further information, please contact TD Securities Inc. or TD Securities (USA) LLC, the dealer managers for the Offer in Canada and the United States, toll-free at 1(866) 588-1500.

Neither Emergis nor its Board of Directors makes any recommendation as to whether you should deposit your Shares under the Offer, but you should know that we believe that the Shares have been trading in price ranges which do not fully reflect the value of our business and future prospects. The maximum price of $3.70 per Share under the Offer represents a premium of 15% over the closing price of the Shares on the Toronto Stock Exchange on August 2, 2005, being the last trading day preceding the announcement of the Offer.

Yours very truly,

Jean C. Monty
Chairman of the Board

Form 51-102F3

Material Change Report

Item 1 Name and Address of Corporation

Emergis Inc.
1000 de Serigny Street
Longueuil, Quebec
J4K 5B1

Item 2 Date of Material Change

August 3, 2005.

Item 3 News Release

A press release was issued by Emergis Inc. (the "**Corporation**") on August 3, 2005. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4 Summary of Material Change

The Corporation announced an issuer bid to purchase and cancel up to $30,000,000 worth of its common shares (the "**Shares**").

Item 5 Full Description of Material Change

The Corporation is offering to purchase and cancel up to $30,000,000 worth of its Shares for not more than $3.70 per Share and not less than $3.20 per Share. The offer, which is subject to regulatory approval, will expire at 8:30 p.m. (Montreal time) on September 14, 2005, unless extended by the Corporation. Full particulars of the offer, including the applicable terms and conditions and the procedures for depositing Shares, are set out in the issuer bid circular that was mailed to shareholders on August 5, 2005.

The Corporation is making the offer through a procedure known as a modified "Dutch Auction", which allows shareholders to deposit Shares at a price, within the range stated above, at which they would be willing to sell some or all of their Shares. TD Securities Inc. has been retained by the Corporation to act as dealer manager for the offer.

The actual purchase price that will be paid by the Corporation will be the price between $3.20 and $3.70 per Share that will result in the Corporation being able to repurchase Shares at a maximum aggregate purchase price of $30,000,000. Shareholders who will deposit their Shares at prices equal to or lower than the purchase price will receive the purchase price. All Shares deposited at a higher price will be returned to shareholders.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For any inquiries with respect to this material change report, please contact Monique Mercier, Executive Vice President, Law and Corporate Affairs at tel. (450) 928-6351.

Item 9 Date of Report

August 8, 2005.

Emergis to repurchase up to $30 million of its common shares via substantial issuer bid

Montréal, August 3, 2005 — Emergis Inc. (TSX: EME) today announced that its Board of Directors has authorized an offer to repurchase for cancellation up to $30 million worth of its common shares, in a range of $3.20 to $3.70 per share, through a Dutch auction-type substantial issuer bid. This represents up to 9.4 million common shares or 9% of the Company's 99.4 million total issued and outstanding common shares. The normal course issuer bid announced by the Company in February 2005 is suspended during the tender period of this new share repurchase offer. Under the normal course issuer bid, Emergis has to date repurchased 4.1 million shares at an aggregate cost of $13.0 million.

"Both management and the Board of Directors continue to believe that our shares are undervalued on the market. This new repurchase bid is designed to address this situation by expanding and speeding up the process we started with the normal course issuer bid," said François Côté, Emergis president and CEO. "At the same time, we will continue to actively pursue acquisitions. We have sufficient cash resources to fund both this new bid and our acquisition program. Upon successful completion of the substantial issuer bid, we will have reduced the number of common shares outstanding by as much as 13% since the end of last year."

The Dutch auction tender procedure allows shareholders to select the price within the specified range at which each shareholder is willing to sell to the Company all or a portion of the shares he or she owns. Upon expiration of the offer, the Company will select the lowest purchase price that will allow it to buy $30 million worth of shares. If more than the maximum number of shares to be purchased is tendered, purchases will be made on a pro rata basis from shareholders tendering at or below the purchase price. All shares purchased by the Company will be purchased at the same price, even if shareholders have selected a lower price. However, the Company will not buy any shares above the determined purchase price.

An issuer bid circular containing full details of the offer and procedures for tendering common shares will be mailed to shareholders on or about August 8, 2005. The offer, which is subject to regulatory approval, will expire at 8:30 p.m. ET on September 14, 2005, unless extended by the Company. Emergis has retained TD Securities Inc. to act as Dealer Manager in connection with this offer.

About Emergis
Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions to the leading health insurance companies, government agencies and about 2,400 pharmacies in Canada, and to top financial institutions in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these

forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities in signing government contracts, our response to industry's rapid rate of change, competition, application of our pricing to the government sector, fluctuations in our operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT AUGUST 3, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

- 30 -

Information:
Investors: John Gutpell, 450 928-6856

Emergis

August 2, 2005

RE: Form 52-109FT2 – Certification of Interim Filings during Transition Period ("Bare Certificate") for Emergis Inc.

To Whom It May Concern:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Emergis Inc. for the interim period ending June 30, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

(s) François Côté
François Côté
President and Chief Executive Officer

82-5206

Emergis

August 2, 2005

RE: Form 52-109FT2 – Certification of Interim Filings during Transition Period ("Bare Certificate") for Emergis Inc.

To Whom It May Concern:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Emergis Inc. for the interim period ending June 30, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

(s) Robert Comeau

Robert Comeau
Chief Financial Officer

82-5206

Emergis

>>> News release

Emergis reports second quarter 2005 financial results

- Revenue at $40.7 M, up from Q1 for both Health and Finance sectors
- EBITDA at $6.5 M
- Net income from continuing operations at $2.2 M
- Cash flow from operating activities at $1.3 M

Montréal, August 3, 2005 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three-month period ended June 30, 2005.

Revenue for the quarter was $40.7 million compared to $56.9 million ($38.6 million excluding non-core revenue) in the second quarter of 2004 and $38.5 million in the first quarter of 2005. Non-core operations[1] ceased as of June 30, 2004.

EBITDA[2] was $6.5 million compared to $16.6 million in the second quarter last year and $6.9 million in the first quarter of 2005. Excluding one-time items and non-core operations, EBITDA was $5.3 million compared to $2.9 million last year and $5.7 million in the first quarter of 2005.

Net income from continuing operations was $2.2 million ($0.02 per share) compared to a net loss of $(40.4) million ($(0.39) per share) in 2004. Reported total net income for the quarter was $11.5 million ($0.11 per share) compared to a net loss of $(37.2) million ($(0.36) per share) in 2004. Per-share data is on a fully diluted basis.

One-time items during the first two quarters of 2005 consisted of income from contract settlements of $1.2 million in each quarter, and of the following items in the second quarter of 2004: income from contract settlements of $13.8 million, a restructuring charge of $2.4 million and, below EBITDA, $11.6 million in gains on sale of assets and a valuation allowance against future income tax assets of $56.0 million.

"We are showing growth in revenue from both our Health and Finance operations when compared to the first quarter, and are reporting positive net income and cash flow from continuing operations. The rationalization of Finance is now behind us and we believe significant market opportunities lie ahead for us in both Health and Finance," said François

[1] Non-core operations included the distribution agreement with Bell Canada for legacy products (Bell legacy contract) and other non-core and exited products.

[2] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income (loss) from continuing operations before depreciation, amortization of intangibles, interest, gains or losses on sales of assets, gains or losses on foreign exchange, other income or expenses and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings (loss) before under-noted items" on the consolidated statement of earnings.

Côté, President and Chief Executive Officer of Emergis. "We've made clear progress in the execution of our business plan for 2005. Both our business and our current financial results are simpler and more easily understood than they have been in the past."

The presentation of the Company's financial results, including both the current and historical periods, reflects the sale of the following operations: U.S. Health in March 2004, eSecurity in June 2004, webdoxs electronic bill presentment in July 2004, and eLending U.S. in May 2005. As a result, these operations have been reported as discontinued operations and their total contribution to Emergis' consolidated results has been included as a single line item above net income, and both revenue and EBITDA exclude their contribution. Historical financial information for the four quarters of 2004 and the first quarter of 2005 reflecting the current presentation is available on the Company's web site.

Revenue summary for the quarter

Three-month periods ended June 30, 2005, March 31, 2005 and June 30, 2004, in millions of Canadian dollars:

	Q2 2005	Q1 2005	Q2 2004
Health	22.5	21.4	17.7
Finance	18.2	17.1	20.9
Core revenue	**40.7**	**38.5**	**38.6**
Non-core	-	-	18.3
Total revenue	**40.7**	**38.5**	**56.9**

- Health revenue increased 27% on a year-over-year basis mainly due to acquisitions in the pharmacy systems and claims processing areas. On a sequential quarterly basis, the 5% increase was due to the acquisition of the Canadian network operations of NDCHealth, partly offset by lower non-recurring revenue.
- Compared to the first quarter of 2005, Finance revenue increased 6% due to seasonally higher lending activities in both the real estate and automotive areas, more than offsetting a decline in eInvoicing revenue. Revenue decreased from the second quarter of 2004 mainly due to the previously disclosed expiry of certain point-of-sale and messaging contracts, partly offset by transition service revenue associated with the sale of eSecurity and webdoxs operations.
- Recurring revenue represented 95% of core revenue, a level similar to both the second quarter of 2004 and the first quarter of 2005.

EBITDA summary for the quarter

Three-month periods ended June 30, 2005, March 31, 2005 and June 30, 2004, in millions of Canadian dollars:

	Q2 2005	Q1 2005	Q2 2004
Health	3.6	4.4	3.1
Finance	1.7	1.3	(0.2)
Core EBITDA before contract settlements	**5.3**	**5.7**	**2.9**
Contract settlements in Finance	1.2	1.2	9.1
Core EBITDA	**6.5**	**6.9**	**12.0**
Non-core	-	-	2.3
Contract settlements in Non-core	-	-	4.7
Restructuring and other	-	-	(2.4)
Total EBITDA	**6.5**	**6.9**	**16.6**

- Core EBITDA before one-time items was $5.3 million (13% of revenue), up 83% from $2.9 million (8% of revenue) in the prior year.
- Reported EBITDA was $6.5 million (16% of revenue) compared to $16.6 million (29% of revenue) last year, reflecting significantly lower income from contract settlements and the absence of non-core operations. Compared to the first quarter of 2005, EBITDA showed a slight decline from $6.9 million relating to a lower contribution from the Health sector.
- Health EBITDA was $3.6 million (16% of Health revenue) compared to $3.1 million (18%) in the second quarter of 2004 and $4.4 million (21%) in the first quarter of 2005. The year-over-year increase was due to higher revenue generated mainly as a result of acquisitions. Sequentially, the lower contribution was due to the reversal of certain contingency provisions in the first quarter.
- Excluding income received from contract settlements, Finance contributed $1.7 million to EBITDA in the quarter (9% of Finance revenue) compared to an EBITDA loss of $(0.2) million in the second quarter last year and to $1.3 million in the first quarter of 2005 (8%). The year-over-year improvement reflects mainly the Company's continued focus on improving the profitability of Finance and the contribution from transition services. These were partly offset by a lower contribution from point-of-sale activities due to contract terminations. In the sequential quarterly comparison, Finance EBITDA increased mainly due to higher contributions from point-of-sale activities and Visa Commerce, partly offset by a lower operating contribution from eInvoicing as this service winds down.
- The Company generated income from contract settlements of $1.2 million in each of the first and second quarters of this year related to its eInvoicing solution, and $13.8 million in the second quarter of last year related to the settlement of a dispute with a technology supplier and to the early termination of the Bell legacy contract. No further income from contract settlements relating to eInvoicing is expected this year.

- During the second quarter of last year, the Company took a restructuring charge of $2.4 million. At June 30, 2005, $6.6 million of restructuring charges remained in accounts payable and accrued liabilities. The majority of these charges are expected to be disbursed by the end of 2005.

Financial highlights for the six months

Six-month periods ended June 30, 2005 and 2004, in millions of Canadian dollars:

	Revenue		EBITDA	
	6 months 2005	6 months 2004	6 months 2005	6 months 2004
Health	43.9	32.1	8.0	4.7
Finance	35.3	40.7	3.0	(7.9)
Contract settlements in Finance	-	-	2.4	9.1
Total core	**79.2**	**72.8**	**13.4**	**5.9**
Non-core	-	39.6	-	6.7
Contract settlements in Non-core	-	-	-	4.7
Restructuring and other	-	-	-	3.9
Total	**79.2**	**112.4**	**13.4**	**21.2**

- Core revenue at $79.2 million has increased by 9% compared to last year and core EBITDA has significantly improved from $5.9 million to $13.4 million. Excluding one-time items, core EBITDA improved from a loss of $(3.2) million to $11.0 million. The core EBITDA margin for the first half of 2005 was 17% (14% before one-time items).
- Health operations generated 37% higher revenue compared to 2004 as a result of acquisitions and growth in claims processing activities, and an EBITDA margin of 18%.
- Finance revenue decreased mainly due to the expiry of certain point-of sale and messaging contracts. This was partly offset by transition service revenue associated with the sale of eSecurity and webdoxs operations. Finance EBITDA excluding one-time items increased substantially from a loss of $(7.9) million in 2004 to $3.0 million due to the impact of continuing cost reductions and the contribution from transition services. These positive impacts were partly offset by contract terminations in the point-of-sale and messaging areas.
- Net loss from continuing operations before one-time items improved to $(4.1) million compared to a loss of $(19.4) million in 2004. On a per fully diluted share basis, the loss was $(0.04) compared to $(0.19). Reported net loss from continuing operations was $(1.7) million ($(0.02) per share) compared to $(48.3) million ($(0.47) per share) in 2004.
- Discontinued operations contributed $7.5 million to total net income mainly due to a gain on sale of the Company's eLending U.S. operations reported in the second quarter.
- Reported total net income was $5.8 million ($0.06 per share) compared to a net loss of $(37.3) million ($(0.36) per share) in 2004.

- One-time items included contract settlements, gains on sale, restructuring and other charges and related reversals, asset write-downs and tax adjustments in the periods in which they were recorded. They do not include accruals or reversals of accruals made in the normal course of business.

Financial position at June 30

Cash on hand at quarter-end was $162.7 million, up from $155.9 million at March 31, reflecting mainly the initial proceeds from the sale of the Company's eLending U.S. operations of C$15.1 million, the receipt of C$10.9 million related to a sale price adjustment for our U.S. Health business relating to HealthExtras options, and cash flow from operating activities. These receipts were partly offset by disbursements, the most significant being $10.7 million for shares repurchased under the Company's normal course issuer bid.

Cash flow from operating activities increased to $1.3 million in the quarter compared to a $(27.0) million use of cash in the first quarter of 2005, despite the impact on working capital of disbursements of approximately $3 million related to past restructuring initiatives. Working capital from continuing operations was $121.8 million ($127.0 million at December 31, 2004). Long-term debt at June 30, 2005 was $7.0 million.

Outlook

The Company's previously stated financial targets for the year 2005 include revenue in a range of $155 million to $165 million, EBITDA of $18 million to $23 million and earnings per share (EPS) from continuing operations of $(0.04) to $0.03. Given the positive impact of the acquisition of the Canadian network and pharmacy systems businesses of NDCHealth and the sale of its eLending U.S. operations, Emergis is now targeting EBITDA to be in the mid to upper part of the original range. The target ranges for revenue and EPS from continuing operations have not changed.

Operating highlights

Health

Acquisition of NDCHealth pharmacy systems and services

In April, Emergis acquired certain assets and liabilities of NDCHealth's Canadian pharmacy systems business for $2.5 million, subject to certain conditions. The pharmacy systems business, based in Vancouver, provides pharmacy solutions that automate the prescription fulfillment process and an integrated point-of-service solution for in-store operations. Including this acquisition, Emergis' provider solutions business now services more than 2,400 of the approximately 7,300 pharmacies across the country.

Product strategy for Provider Solutions

Having built its Provider Solutions business through a series of acquisitions, Emergis expects to consolidate the current eight technology platforms into three over the next two years in order to address three specific pharmacy markets. While clients can choose the platform they wish to use, the functionality offered by the Unix-based T-Rex One solution will be directed towards pharmacy chains; that of Simplicity towards independent pharmacies and banners; and LabXpert will continue to be directed to Québec-based customers.

Sun Life Assurance Company of Canada contract renewal

As of August 1, 2005, Emergis and Sun Life Assurance Company of Canada have renewed their services agreement for another two years, whereby Emergis will continue to provide electronic pharmacy benefit management and dental claims processing switching services. Sun Life is one of the Company's largest clients.

Finance

Sale of eLending U.S.

In May, the Company sold its eLending U.S. operations in McLean, Virginia for US$13.8 million (C$17.0 million) in cash, to Fiserv Lending Solutions, Inc. Initial cash proceeds of US$12.0 million (C$15.1 million) were received in the current quarter. The sale marked the completion of Emergis' plan to rationalize its Finance portfolio. Emergis now has a cohesive Finance business, offering bank-centric solutions for loan processing and cash management. The Finance business is now stronger from a financial point of view, providing a solid base from which to grow organically within its current solution set.

The Company remains fully committed to its lending operations in Canada and is leveraging its market presence in Canada with a view to expanding activities across the country in 2005, having already established a significant business in Québec. Emergis' lending solution for the Canadian market has its own technology platform, offering the exchange of information between banks and notaries or lawyers.

As a result of the sale, eLending U.S. has been accounted for as a discontinued operation in the Company's financial statements for the second quarter and for prior reporting periods. It was expected to generate an EBITDA loss in 2005.

Bell contract for security services

At the end of the quarter, Emergis signed a services agreement for up to two years with Bell Security Services. The agreement is expected to generate revenues of approximately $7 million annually over the term of the contract, for which the Company will continue to operate and support the eSecurity assets acquired by Bell Canada from Emergis last year.

Electronic invoicing exit strategy

As previously announced, Emergis has decided to wind down the day-to-day operations of its electronic invoicing service, while retaining ownership of the technology. The Company had already reached agreements with its two main service distributors in the U.S., JP Morgan Chase and Bank of America for the winding down of service. In order to ensure a smooth transition for its remaining clients, Emergis has signed an agreement to transfer their contracts to Harbor Payments of Atlanta, a company that specializes in electronic invoicing solutions in the U.S.

As a result of the winding down of this line of business, income from contract settlements and revenue generated by electronic invoicing decreased from $4.3 million in the first quarter of 2005, to $3.0 million in the current quarter. Going forward, income and revenue from this business is expected to be negligible. However, Emergis will continue to actively pursue its patent strategy for its eInvoicing software, having received more than a million dollars in a past patent infringement claim.

Corporate highlights

Normal course issuer bid

During the quarter, the Company continued to repurchase its common shares under the terms of its normal course issuer bid through the facilities of The Toronto Stock Exchange. Some 3.4 million shares were repurchased at an average price of $3.12 per share, including commissions, for a total aggregate cost of $10.7 million. Total common shares outstanding at June 30, 2005 were 99.8 million. In total, some 4.1 million shares have been repurchased under the bid to date at an average cost of $3.16 per share or $13.0 million in total, representing 57% of the 7.3 million share maximum permitted under the bid.

Subsequent event

Emergis also announced today that it has suspended its normal course issuer bid and initiated a substantial issuer bid to repurchase and cancel up to $30.0 million worth of its common shares via a Dutch auction process. The bid, which could represent up to 9.4 million of the Company's approximately 99.4 million outstanding shares, will be made at a purchase price of not less than C$3.20 and not more than C$3.70 per common share, representing a premium of up to 15% above the closing price on August 2, 2005. The bid will remain open until September 14, 2005.

The initiation of the substantial issuer bid is consistent with Emergis' efforts to increase shareholder value, since the Company's management and Board of Directors are of the view that its current share price remains undervalued. It expands and speeds up the process already in progress under the normal course issuer bid. They are also of the view that it has sufficient cash resources both to fund the bid and pursue its efforts to grow through acquisition. The Company continues to actively pursue acquisitions.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the second quarter of 2005. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. The second quarter 2005 news release, management's discussion and analysis, supplemental information package, and quarterly historical financial results reflecting eLending U.S. as a discontinued operation are posted on www.emergis.com (http://www.emergis.com/en/news_events/news/2005/aug3.asp).

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3121036#. An archive version of the webcast will also be available at http://www.emergis.com/en/news_events/events_calendar/aug3.asp, starting at 10:30 a.m. today.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions to the leading health insurance companies, government agencies and about 2,400 pharmacies in Canada, and to top financial institutions in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities in signing government contracts, our response to industry's rapid rate of change, competition, application of our pricing to the government sector, fluctuations in our operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT AUGUST 3, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

-30-

Information:
John Gutpell 450 928-6856

Emergis

Consolidated Statements of Earnings

In millions of Canadian dollars, except per share data	For the three month period ended June 30, 2005 (unaudited)	For the three month period ended June 30, 2004 (unaudited)	For the six month period ended June 30, 2005 (unaudited)	For the six month period ended June 30, 2004 (unaudited)
Revenue	40.7	56.9	79.2	112.4
Direct costs	7.0	14.1	13.9	28.0
Gross margin	33.7	42.8	65.3	84.4
Income from contract settlements (note 6)	1.2	13.8	2.4	13.8
Expenses				
Operations	10.8	19.8	21.2	39.4
Sales and marketing	5.0	5.3	9.2	10.4
Research and development, net (note 11)	7.0	7.5	13.6	19.0
General and administrative	5.6	5.0	10.3	12.1
Restructuring and other charges (note 7)	-	2.4	-	(3.9)
	28.4	40.0	54.3	77.0
Earnings before under-noted items	6.5	16.6	13.4	21.2
Depreciation	3.0	3.4	6.4	5.7
Amortization of intangibles	2.7	3.9	5.2	7.4
Interest income	(0.9)	(3.6)	(1.8)	(8.8)
Interest on long-term debt	0.4	0.6	0.8	1.2
Gain on sale of assets	-	(11.6)	(0.1)	(12.1)
(Gain) loss on foreign exchange	(1.4)	-	3.8	3.5
Income (loss) from continuing operations before income taxes	2.7	23.9	(0.9)	24.3
Income taxes				
Current	0.5	0.5	0.8	1.0
Future (note 10)	-	63.8	-	71.6
	0.5	64.3	0.8	72.6
Net income (loss) from continuing operations	2.2	(40.4)	(1.7)	(48.3)
Net income from discontinued operations - net of income taxes (note 4)	9.3	3.2	7.5	11.0
Net income (loss)	11.5	(37.2)	5.8	(37.3)
Basic and diluted income (loss) per share from continuing operations	0.02	(0.39)	(0.02)	(0.47)
Basic and diluted income per share from discontinued operations	0.09	0.03	0.07	0.11
Basic and diluted income (loss) per share	0.11	(0.36)	0.06	(0.36)
Weighted-average number of shares outstanding used in computing basic and dilited income (loss) per share (in millions)	101.9	103.3	102.6	103.3

The accompanying notes are an integral part of the interim consolidated financial statements.

Emergis

Consolidated Statements of Deficit

In millions of Canadian dollars	For the six month period ended June 30, 2005	For the six month period ended June 30, 2004
	(unaudited)	(unaudited)
Deficit - beginning of period	(1,238.6)	(1,176.9)
Net income (loss)	5.8	(37.3)
Deficit - end of period	(1,232.8)	(1,214.2)

The accompanying notes are an integral part of the interim consolidated financial statements.

Emergis

Consolidated Balance Sheets

In millions of Canadian dollars	As at June 30, 2005 (unaudited)	As at December 31, 2004 (audited)
Assets		
Current		
Cash and cash equivalents	162.7	204.8
Accounts receivable	21.1	19.4
Future income taxes	0.2	0.2
Other current assets (note 11)	12.2	16.7
Assets held for sale (note 4)	-	0.1
	196.2	241.2
Fixed assets	22.9	25.1
Intangible assets	27.5	24.9
Goodwill	56.1	46.6
Other long-term assets	7.0	7.3
Assets held for sale (note 4)	-	6.9
	309.7	352.0
Liabilities		
Current		
Accounts payable and accrued liabilities	64.1	94.2
Deferred revenue	3.8	6.3
Deferred credits	0.2	5.3
Current portion of long-term debt	6.3	8.3
	74.4	114.1
Deferred credits and other	6.2	5.9
Future income taxes	2.0	2.1
Long-term debt	7.0	8.9
	89.6	131.0
Shareholders' equity		
Capital stock (note 8)	0.1	-
Contributed surplus (note 8)	1,454.0	1,465.1
Deferred stock-based compensation	(1.0)	(0.9)
Deficit	(1,232.8)	(1,238.6)
Foreign currency translation adjustment	(0.2)	(4.6)
	220.1	221.0
	309.7	352.0

The accompanying notes are an integral part of the interim consolidated financial statements.

Emergis

Consolidated Statements of Cash Flows

In millions of Canadian dollars	For the three month period ended June 30, 2005 (unaudited)	For the three month period ended June 30, 2004 (unaudited)	For the six month period ended June 30, 2005 (unaudited)	For the six month period ended June 30, 2004 (unaudited)
Operating activities				
Net income (loss) from continuing operations	2.2	(40.4)	(1.7)	(48.3)
Depreciation and amortization	5.7	7.3	11.6	13.1
Gain on sale of assets	-	(11.6)	(0.1)	(12.1)
Future income taxes	-	63.8	-	71.6
Non-cash foreign exchange loss	-	-	4.1	5.0
Non-cash stock-based compensation (note 2)	0.2	0.2	0.8	0.4
Deferred stock-based compensation	-	-	(0.3)	-
Other	0.3	3.3	0.6	0.3
Changes in working capital	(7.1)	(35.2)	(40.7)	(51.0)
Cash flows from (used for) operating activities	1.3	(12.6)	(25.7)	(21.0)
Investing activities				
Additions to fixed and intangible assets	(2.8)	(1.5)	(5.6)	(7.6)
Acquisitions (note 5)	(2.7)	-	(15.2)	(22.0)
Cash acquired on acquisition of businesses	-	0.2	0.1	0.3
Proceeds on sale of businesses (note 4)	25.4	34.8	24.9	320.2
Cash flows from investing activities	19.9	33.5	4.2	290.9
Financing activities				
Repayment of long-term debt	(2.0)	(8.2)	(4.3)	(12.6)
Repurchase of common shares and special cash distribution	(10.8)	(149.5)	(11.8)	(149.2)
Cash flows used for financing activities	(12.8)	(157.7)	(16.1)	(161.8)
Foreign exchange (loss) gain on cash held in foreign currencies	(0.8)	7.4	(0.6)	3.8
Cash flows from (used for) continuing operations	7.6	(129.4)	(38.2)	111.9
Cash flows used for discontinued operations (note 4)	(0.8)	(3.6)	(3.9)	(6.9)
Cash and cash equivalents				
Increase (decrease)	6.8	(133.0)	(42.1)	105.0
Balance, beginning of period	155.9	375.4	204.8	137.4
Balance, end of period	162.7	242.4	162.7	242.4
Supplemental disclosure of cash flow information				
Interest paid	0.3	0.6	0.7	1.0
Income taxes paid	0.6	1.0	0.8	1.1
Non-cash investing and financing activities				
Additions to fixed and intangible assets financed	0.2	(0.8)	0.4	3.1

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005

In millions of Canadian dollars except per share data (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2004, except as discussed below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004 and the notes thereto in the 2004 Annual Report.

1. Summary of significant accounting policies

Basis of presentation

The interim consolidated financial statements of Emergis Inc. ("Emergis") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain prior period figures have been reclassified to conform with the current period's presentation.

New accounting standards

Consolidation of Variable Interest Entities: In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), 'Consolidation of Variable Interest Entities'. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline is required for annual and interim periods beginning on or after November 1, 2004. The application of AcG-15 had no impact on the Company's interim consolidated financial statements.

2. Stock-based compensation plans

Emergis stock options

The Company has granted options to its employees to purchase Emergis common shares. Under the Emergis Share Option Plan, the exercise price of the options is set at the market value of the underlying shares on the last trading day prior to the effective date of the grant. The options granted before December 14, 1999 vest over a five-year period and expire six years after the grant date. Options granted after December 14, 1999 vest over a four-year period starting in the second year after the grant and expire six years after the grant date. Under a new employee compensation policy effective in 2005, annual stock option grants have been replaced by awards of restricted stock. Stock options may still be granted at hire if so decided by the Board of Directors. All outstanding stock options held by employees continue to vest according to their respective schedules. As at June 30, 2005, a total of 1,929,696 employee stock options were outstanding.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005

In millions of Canadian dollars except per share data (unaudited)

2. Stock-based compensation plans (continued)

The Company employs the prospective application of the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and beyond. On July 2, 2004, following a $1.45 special cash distribution on June 30, 2004, the Company reduced the exercise price for all outstanding options by $1.47 using a formula requested by the Toronto Stock Exchange.

Stock option plans	Options
Stock option plans for common shares at prices ranging from $3.30 to $105.23 per share and expiry dates of up to 2010	1,929,696

The table below shows the compensation expense for outstanding options and the assumptions used in the Black-Scholes option-pricing model for awards granted in 2004. No options were granted in 2005.

	For the three-month period ended June 30		For the six-month period ended June 30	
	2005	**2004**	**2005**	**2004**
Compensation expense ($ millions)	**0.1**	0.2	**0.6**	0.4
Weighted-average grant date fair value ($) [1]	**N/A**	2.59	**N/A**	3.09
Weighted-average assumptions:				
Dividend yield	**N/A**	0.0%	**N/A**	0.0%
Expected volatility	**N/A**	60.0%	**N/A**	60.0%
Risk-free interest rate	**N/A**	3.67%	**N/A**	3.39%
Expected life (years)	**N/A**	4	**N/A**	4

[1]Unadjusted for the reduction of $1.47 in the exercise price as of July 2, 2004 for all options granted prior to July 2, 2004. The weighted-average fair value of the reduction of $1.47 amounted to $0.27 for the 965,044 options granted since January 1, 2003 and still outstanding as of July 2, 2004.

The following pro-forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plans had the Company used the fair-value based method of accounting for awards granted in 2002.

	For the three-month period ended June 30		For the six-month period ended June 30	
	2005	**2004**	**2005**	**2004**
Net income (loss), as reported	**11.5**	(37.2)	**5.8**	(37.3)
Adjustment to net income (loss)	**(0.6)**	(1.2)	**(1.2)**	(2.6)
Pro forma net income (loss)	**10.9**	(38.4)	**4.6**	(39.9)
Pro forma basic and diluted income (loss) per share ($)	**0.11**	(0.37)	**0.04**	(0.39)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005

In millions of Canadian dollars except per share data (unaudited)

3. Net income per share

The following securities were excluded from the calculation of diluted net income (loss) per share and income (loss) from continuing operations per share as their effect would have been anti-dilutive.

	For the three-month period ended June 30		For the six-month period ended June 30	
(number of shares)	**2005**	2004	**2005**	2004
Options	**1,929,696**	4,215,404	**1,929,696**	4,215,404
Warrants	-	650,000	-	650,000

4. Discontinued operations and assets held for sale

The Company completed the sale of the Preferred Provider Organization (PPO) and the care management businesses, representing its U.S. Health operations in March 2004. In June 2004, the Company also completed the sale of its eSecurity operations and in July 2004, the sale of its webdoxs operations.

On May 19, 2005, the Company sold its eLending U.S. operations for proceeds of US$13.8 million (C$17.0 million). The Company received US$12 million (C$15.1 million) in cash at closing, with the balance of the sale price receivable after a transition period of up to 6 months. The Company also incurred disposition costs of $1.1 million. The Company recorded a gain on sale of the eLending U.S. operations of $9.8 million, net of a goodwill write-down of $2.3 million. The gain on sale is included in income from discontinued operations.

The results of operations and cash flows of the U.S. Health, eSecurity, webdoxs and eLending U.S. operations have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations as a single line item in the interim consolidated financial statements.

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

Price adjustment to U.S. Health divestiture

The Company has settled its financial instrument related to the options held in a public company by the Company's former U.S. Health subsidiary for a total cash consideration of up to US$15.3 million. The cash consideration is an adjustment to the price received for the sale of the Company's U.S. Health operations in 2004. The terms of the agreement concerning the options reached among the Company, its former subsidiary and the grantors of the options include a first cash payment received on April 26, 2005 of US$9 million (C$10.9 million) and a second cash payment to be received in April 2006 of the lesser of US$6.3 million and the then market value of a certain number of the securities underlying the options. The current market value of these securities is approximately US$14.0 million. A gain of $1.2 million was recorded as a result of the first cash payment received from this settlement and is included in income from discontinued operations. A further gain will be included in income from discontinued operations upon receipt of the second cash payment, in the amount of the actual net proceeds received at that time.

MultiPlan complaint

On April 27, 2005, MultiPlan Inc., the purchaser of the Company's former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with its purchase of the U.S. Health business. The complaint alleges a variety of claims arising from the share purchase agreement.

The Company is of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position. Fees related to the defence of this claim are recorded in the period incurred and are included in net income from discontinued operations.

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

The results of discontinued operations presented in the accompanying interim consolidated statements of earnings, were as follows:

	For the three-month period ended June 30, 2005					For the three-month period ended June 30, 2004				
	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total
Revenue	-	-	-	0.4	0.4	-	8.6	0.7	5.6	14.9
Direct costs	-	-	-	0.6	0.6	-	1.1	0.5	2.3	3.9
Gross margin	-	-	-	(0.2)	(0.2)	-	7.5	0.2	3.3	11.0
Expenses										
Operations	-	-	-	0.1	0.1	-	2.2	0.5	0.6	3.3
Sales and marketing	-	-	-	0.2	0.2	-	0.6	0.3	1.1	2.0
Research and development, net	-	-	-	0.1	0.1	-	1.9	0.1	0.1	2.1
General and administrative	-	-	-	0.3	0.3	-	0.1	-	0.6	0.7
	-	-	-	0.7	0.7	-	4.8	0.9	2.4	8.1
Earnings (loss) before under-noted items	-	-	-	(0.9)	(0.9)	-	2.7	(0.7)	0.9	2.9
Depreciation	-	-	-	-	-	-	1.0	0.1	0.1	1.2
Amortization of intangible assets	-	-	-	0.3	0.3	-	0.4	0.6	0.7	1.7
(Gain) loss on sale of assets held for sale	(0.7)	-	-	(9.8)	(10.5)	6.5	(15.4)	-	-	(8.9)
Income (loss) before income taxes	0.7	-	-	8.6	9.3	(6.5)	16.7	(1.4)	0.1	8.9
Future income taxes	-	-	-	-	-	-	5.7	-	-	5.7
Net income (loss) from discontinued operations	0.7	-	-	8.6	9.3	(6.5)	11.0	(1.4)	0.1	3.2

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

	For the six-month period ended June 30, 2005					For the six-month period ended June 30, 2004				
	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total
Revenue	-	-	-	1.2	1.2	25.4	16.1	1.4	12.2	55.1
Direct costs	-	-	-	1.2	1.2	3.0	2.0	0.9	4.0	9.9
Gross margin	-	-	-	-	-	22.4	14.1	0.5	8.2	45.2
Expenses										
Operations	-	-	-	0.5	0.5	10.8	4.5	0.9	1.1	17.3
Sales and marketing	-	-	-	0.7	0.7	1.5	1.4	0.6	2.7	6.2
Research and development, net	-	-	-	0.1	0.1	1.3	3.0	(0.2)	0.2	4.3
General and administrative	-	-	-	0.7	0.7	3.6	0.1	-	1.4	5.1
	-	-	-	2.0	2.0	17.2	9.0	1.3	5.4	32.9
Earnings (loss) before under-noted items	-	-	-	(2.0)	(2.0)	5.2	5.1	(0.8)	2.8	12.3
Depreciation	-	-	-	0.1	0.1	0.4	1.9	0.2	0.2	2.7
Amortization of intangible assets	-	-	-	0.9	0.9	0.3	0.7	1.1	1.3	3.4
Interest on long-term debt	-	-	-	-	-	0.1	-	-	-	0.1
(Gain) loss on sale of assets held for sale	(0.7)	-	-	(9.8)	(10.5)	4.8	(15.4)	-	-	(10.6)
Income (loss) before income taxes	0.7	-	-	6.8	7.5	(0.4)	17.9	(2.1)	1.3	16.7
Income taxes (recovery)										
Current	-	-	-	-	-	0.1	-	-	-	0.1
Future	-	-	-	-	-	(0.5)	6.1	-	-	5.6
	-	-	-	-	-	(0.4)	6.1	-	-	5.7
Net income (loss) from discontinued operations	0.7	-	-	6.8	7.5	-	11.8	(2.1)	1.3	11.0

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	For the three-month period ended June 30		For the six-month period ended June 30	
	2005	2004	2005	2004
Operating activities	(1.1)	(2.7)	(4.3)	(3.2)
Investing activities	-	(0.2)	-	(2.4)
Financing activities	-	(0.9)	-	(1.7)
Foreign exchange gain on cash held in foreign currencies	0.3	0.2	0.4	0.4
Cash flows used for discontinued operations	(0.8)	(3.6)	(3.9)	(6.9)

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

The assets have been segregated in the accompanying interim consolidated balance sheets and are reported as current and long-term "Assets held for sale".

The assets held for sale were as follows:

	As at June 30, 2005	As at December 31, 2004
ASSETS		
Current assets	-	0.1
Fixed assets	-	0.5
Intangible assets	-	6.4
	-	7.0

5. Acquisitions

NDC of Canada, Inc.

On March 17, 2005, the Company acquired all the issued and outstanding shares of NDC of Canada, Inc., representing the Canadian claims processing business of NDCHealth Corporation for initial cash consideration of $12.0 million and a further $3.0 million payable in the third quarter of 2005, subject to certain conditions. The Company also incurred transaction costs in the amount of $0.8 million in connection with the acquisition, relating mostly to professional fees. NDC of Canada, Inc. provides specialized network and claims processing services that support the electronic exchange of drug and dental insurance claims between health providers and insurance or adjudication companies.

NDCHealth Pharmacy Systems and Services, ULC

On April 19, 2005, the Company acquired certain assets and assumed certain liabilities of NDCHealth Corporation's Canadian pharmacy systems business for initial cash consideration of $1.8 million and a further $0.5 million payable in the third quarter of 2005, subject to certain conditions. The Company also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to professional fees. The pharmacy systems business, based in Vancouver, provides pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations.

The two acquisitions were accounted for using the purchase method. The results of operations have been included in the Company's results since their respective dates of acquisition. The total purchase price of the acquisitions was preliminarily allocated as follows:

In millions of Canadian dollars except per share data (unaudited)

5. Acquisitions (continued)

Purchase price allocation	NDC of Canada Inc.	NDCHealth Pharmacy Systems and Services, ULC
Current assets	3.3	0.5
Fixed assets	0.5	0.1
Current liabilities	(0.8)	(0.1)
Deferred revenues	(0.4)	(0.5)
Long-term liabilities	(0.3)	-
Allocation of excess of purchase price:		
Customer relationships	3.7	0.7
Goodwill	9.8	1.8
Cost of acquisition	15.8	2.5

The Company expects to finalize the purchase price allocations during 2005. The allocation of purchase price to customer relationships is being amortized over a three to five-year period.

6. Income from contract settlements

On December 27, 2004, the Company received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer and for transition services for such customer in 2005. For the three-month and six-month periods ended June 30, 2005, the Company recorded $0.9 million and $1.8 million, respectively, in revenue for transition services and $1.2 million and $2.4 million, respectively, as income from contract settlements. As at June 30, 2005 there is a nil balance included in deferred revenue and deferred credits related to this settlement.

7. Restructuring and other charges

In December 2003, the Board of Directors approved the Company's plan to sell its U.S. Health operations. As a result of this approval, the Company developed a restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in a pre-tax restructuring charge of $38.2 million for the year ended December 31, 2003.

In November 2004, the Company undertook a restructuring initiative involving principally a reduction of headcount and rationalization of facilities which was designed to continue the streamlining of the Company's organizational structure and thereby enable the Company to attain its profitability targets for 2005. A restructuring charge of $18.7 million was recorded in the fourth quarter of 2004.

In millions of Canadian dollars except per share data (unaudited)

7. Restructuring and other charges (continued)

The table below provides a reconciliation of the balance of the 2004 restructuring provision payable and the combined 2002 and 2003 restructuring provisions payable as at June 30, 2005.

	2004	2003 and 2002	Total
Balance, as at January 1, 2005	14.2	7.4	21.6
Payments made for the six month period	(9.0)	(3.1)	(12.1)
Balance, as at June 30, 2005	5.2	4.3	9.5

The balance of the restructuring provision as at June 30, 2005 is $9.5 million, of which $6.6 million is included in accounts payable and accrued liabilities and $2.9 million is included in long-term deferred credits and other.

8. Equity components

The stated capital stock and contributed surplus as at June 30, 2005 are detailed as follows:

Capital stock	**Number shares**	**Issued and fully paid**
Balance at January 1, 2005	103,528,224	-
Issue of common shares (a)	4,125	0.1
Repurchase of common shares (b)	(3,712,182)	-
Balance at June 30, 2005	99,820,167	0.1

Contributed surplus	
Balance at January 1, 2005	1,465.1
Repurchase of common shares (b)	(11.7)
Amount related to stock-based compensation (c)	0.6
Balance at June 30, 2005	1,454.0

(a) 4,125 treasury common shares were issued in connection with the Employee Share Purchase Plan.

(b) Starting in March 2005, under the terms of a normal course issuer bid, the Company repurchased 4,112,182 shares for total consideration of $13.0 million, including related expenses, of which 3,712,182 were settled, paid and cancelled as at June 30, 2005 for total consideration of $11.7 million. This amount was attributed to contributed surplus.

(c) During the six-month period ended June 30, 2005, the Company expensed $0.6 million relating to stock options. This amount was attributed to contributed surplus.

In millions of Canadian dollars except per share data (unaudited)

8. Equity components (continued)

Normal course issuer bid

On February 14, 2005, the Company announced its intention to undertake a normal course issuer bid through the facilities of the Toronto Stock Exchange.

Purchases made pursuant to the bid will not exceed 7,269,000 common shares, representing approximately 10% of the public float as at January 31, 2005. The common shares acquired pursuant to the bid will be cancelled. Purchases under the bid commenced on February 16, 2005 and may continue until February 15, 2006 unless terminated earlier. During the six-month period ended June 30, 2005, the Company repurchased 4,112,182 shares, of which 3,712,182 were settled, paid and cancelled for consideration of $11.7 million, including related expenses.

Warrants

The Company has issued warrants in connection with business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners were able to acquire warrants to purchase shares of the Company on a one-for-one basis. No warrants were exercised and no amount was recorded in the financial statements as a result of these arrangements.

The table below summarizes warrant activity.

	As at June 30, 2005			As at June 30, 2004		
	Number of warrants outstanding	Number of warrants exercisable	Weighted-average exercise price of warrants exercisable ($ per share)	Number of warrants outstanding	Number of warrants exercisable	Weighted-average exercise price of warrants exercisable ($ per share)
Outstanding, January 1,	350,000	3,612	5.78	650,000	300,00(	47.24
Warrants terminated	(350,000)	(3,612)	5.78	-	-	-
Outstanding, June 30	-	-	-	650,000	300,000	47.24

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005

In millions of Canadian dollars except per share data (unaudited)

9. Operating segment information

The Company currently operates under two reporting segments – Health and Finance.

Health: This segment targets mainly the Canadian health market by offering solutions for the electronic processing of claims for health insurance companies, workers' compensation boards and other government agencies, and by providing pharmacies with technology solutions to support their operations.

Finance: This segment offers payment enablement and loan document processing solutions notably to institutions in the financial and real estate markets.

Additionally, as of January 1, 2004 the Company modified its corporate structure to separately disclose non-core operations, which were originally included in the Finance and Health segments. Non-core operations included the three-year distribution agreement with Bell Canada for legacy products extended in September 2001 and subsequently terminated in June 2004, as well as other non-core and exited products.

The table below shows the continuing operations and goodwill of each of the segments:

	For the three-month period ended June 30							
	Health		Finance		Non-core		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	22.5	17.7	18.2	20.9	-	18.3	40.7	56.9
Direct costs	4.2	3.9	2.8	2.2	-	8.0	7.0	14.1
Gross margin	18.3	13.8	15.4	18.7	-	10.3	33.7	42.8
EBITDA [1] pre-restructuring and other charges	3.6	3.1	2.9	8.9	-	7.0	6.5	19.0
Restructuring and other charges	-	(0.7)	-	(1.7)	-	-	-	(2.4)
EBITDA [1]	3.6	2.4	2.9	7.2	-	7.0	6.5	16.6
Goodwill as at June 30	44.2	32.7	11.9	15.4	-	-	56.1	48.1

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005

In millions of Canadian dollars except per share data (unaudited)

9. Operating segment information (continued)

	For the six-month period ended June 30							
	Health		Finance		Non-core		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	43.9	32.1	35.3	40.7	-	39.6	79.2	112.4
Direct costs	8.9	7.3	5.0	4.8	-	15.9	13.9	28.0
Gross margin	35.0	24.8	30.3	35.9	-	23.7	65.3	84.4
EBITDA [1] pre-restructuring and other charges	8.0	4.7	5.4	1.2	-	11.4	13.4	17.3
Restructuring and other charges	-	0.4	-	3.5	-	-	-	3.9
EBITDA [1]	8.0	5.1	5.4	4.7	-	11.4	13.4	21.2
Goodwill as at June 30	44.2	32.7	11.9	15.4	-	-	56.1	48.1

[1] The term *EBITDA* (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. *EBITDA* is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as earnings (loss) before under-noted items in the consolidated statement of earnings.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

The Company's segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segment. In addition, asset allocation is not used by the Company in its management reporting for decision-making purposes.

Geographic information

The table below sets out certain geographic information relative to the Company's revenue from continuing operations:

	For the three-month period ended June 30				For the six-month period ended June 30			
	2005		2004		2005		2004	
Canada	**36.1**	**89%**	52.0	91%	**69.4**	**88%**	102.7	91%
United States	**4.6**	**11%**	4.9	9%	**9.8**	**12%**	9.7	9%
Total	**40.7**	**100%**	56.9	100%	**79.2**	**100%**	112.4	100%

In millions of Canadian dollars except per share data (unaudited)

10. Related-party information

On June 16, 2004, BCE Inc. completed the sale of its ownership interest in the Company. As a result, BCE Inc. and its subsidiaries are no longer parties related to the Company. No related-party transactions occurred in 2005.

The following transactions occurred in the normal course of operations with BCE Inc., the former parent company, and other companies in the BCE group subject to common control during the three-month and the six-month periods ended June 30, 2004 from continuing and discontinued operations. These transactions were measured at the exchange value, which is the amount established and agreed to by the related parties:

	Periods ended June 30, 2004	
	For the three-month	**For the six-month**
Revenue [(a)]	9.1	25.9
Direct costs	9.1	22.4
Expenses	7.0	18.3
Interest income	2.6	6.4

[(a)] Includes services for resale to third parties and for internal use.

As part of the exclusive distribution agreement signed in 2001 with Bell Canada and subsequently terminated in June 2004, the Company derived revenue from Bell Canada (included in the related-party amount) and directly from other customers with Bell Canada acting as a distribution agent (excluded from the related-party amount). Included in related-party revenue is the amount derived directly from Bell Canada in the amount of $1.9 million and $7.6 million for the three-month and six-month periods ended June 30, 2004, respectively. Under the distribution agreement the amount derived from other customers with Bell Canada acting as a distribution agent is $9.9 million and $24.3 million for the three-month and six-month periods ended June 30, 2004, and are excluded from the related-party amount.

Included in direct costs and expenses is $9.7 million and $26.4 million for the three-month and six-month periods ended June 30, 2004 related to the extended service agreement signed with BCE Nexxia in 2001 and subsequently terminated in June 2004, which includes costs related to the agency revenue.

The consolidated balance sheet included balances with BCE Inc. and other companies in the BCE group subject to common control until June 16, 2004. All balances were nil as at June 30, 2004.

In millions of Canadian dollars except per share data (unaudited)

10. Related-party information (continued)

Tax loss monetization structure

As part of a tax loss consolidation arrangement, which was terminated on May 31, 2004, the Company recorded interest income of $8.7 million and $21.7 million for the three-month and six-month periods ended June 30, 2004. The Company also incurred interest expense of $6.2 million and $15.4 million for the three-month and six-month periods ended June 30, 2004. For income tax purposes, the $8.7 million and $21.7 million in interest income for the three-month and six-month periods ended June 30, 2004 increased the taxable income of the Company and accelerated the use of the Company's tax attributes resulting in $3.0 million and $7.5 million reductions in future income tax assets in Canada for the three-month and six-month periods ended June 30, 2004, respectively.

The net interest amounts of $2.6 million and $6.4 million for the three-month and six-month periods ended June 30, 2004 have been recorded as interest income.

Income taxes

In May 2004 the Company recorded a valuation allowance of $56.0 million against the future income tax assets of its continuing Canadian operations. This valuation allowance was required due to the Company's assessment that the future income tax assets are no longer "more likely than not" to be realized given the uncertainty surrounding the Company's ability to generate sufficient taxable income after the termination of the tax loss monetization arrangement between the Company and Bell Canada on May 31, 2004.

11. Government assistance

In 2004, the Company became eligible to receive a retroactive tax credit in the amount of $2.2 million from Investissement Québec relating to the period from June 30, 2003 to December 31, 2004. For the three-month and six-month periods ended June 30, 2005 additional amounts of $0.2 million and $0.5 million were recorded, respectively, for a total of $2.7 million receivable as at June 30, 2005. This credit is with respect to the relocation of Quebec-based employees performing specified, qualifying activities to the *Carrefour de la nouvelle économie* of Longueuil, Quebec. These amounts have been recorded as a reduction of research and development expenses in the statement of earnings and have been classified under other current assets on the consolidated balance sheet.

In millions of Canadian dollars except per share data (unaudited)

12. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the Accounting Guideline AcG-14 "Disclosure of guarantees", definition of a guarantee. These guarantees or indemnifications are found in transactions such as business dispositions, the sale of assets, and the sale of services and licenses.

Business dispositions and sale of assets

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, litigation against the counterparties, valuation differences, resolution of contingent liabilities of the disposed businesses or assets, or the reassessment of prior tax filings of the corporations carrying on the business.

The term and amount of such indemnification will generally be limited by the agreement. The maximum potential exposure under these guarantees represented a cumulative amount of approximately $98.7 million as at June 30, 2005, except for tax liabilities and certain other representations for which the agreements do not specify a maximum amount. The Company's representations and warranties exist for a period ending no later than May 19, 2006, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations, and for an amount of $0.3 million which exists for a period ending no later than May 28, 2007. An amount of $0.8 million has been accrued in the consolidated balance sheet as at June 30, 2005 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

Other indemnification agreements

In addition, the Company provides indemnifications to counterparties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the counterparties to the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. While some of the agreements specify a maximum potential exposure based on fees paid by counterparties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the period ended June 30, 2005. Historically, the Company has not made any significant payments under such indemnification agreements.

In millions of Canadian dollars except per share data (unaudited)

13. Subsequent event

On August 3, 2005, the Company announced an offer to repurchase for cancellation up to $30 million worth of its common shares, in a range of $3.20 to $3.70 per share, though a Dutch auction-type substantial issuer bid. This could represent up to 9.4 million common shares or 9% of the Company's 99.4 million total issued and outstanding common shares. The bid will remain open until September 14, 2005, unless extended by the Company. The normal course issuer bid announced by the Company in February 2005 has been suspended during the tender period of this new share repurchase offer. Under the normal course issuer bid, as at August 3, 2005, the Company had repurchased 4.1 million shares at an aggregate cost of $13.0 million.

EMERGIS INC.

Management's discussion and analysis of financial condition and results of operations for the three months and six months ended June 30, 2005

This management's discussion and analysis (MD&A) provides a review of the performance of our Company and should be read in conjunction with the unaudited Consolidated financial statements and notes thereto for the second quarter of 2005 and 2004, with the MD&A in the 2004 Annual Report including the section on risks and uncertainties, with the audited Consolidated financial statements for 2004 and the notes thereto in the 2004 Annual Report filed on SEDAR at www.sedar.com. The risk factors set out in the MD&A in our 2004 Annual Report and in our 2004 Annual Information Form filed with the Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our", "the Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

Caution regarding forward-looking statements

Certain statements made in this MD&A, in various filings with Canadian regulators, in reports to shareholders and in other communications, are forward-looking within the meaning of certain securities laws, and are subject to important risks, uncertainties and assumptions. These forward-looking statements include, among others, statements with respect to our objectives and the strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking statements. The forward-looking statements in this MD&A describe our expectations as of August 2, 2005.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among others: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities and delays in signing government contracts, our response to industry's rapid rate of change, competition, our pricing to the government sector, fluctuations in our operating results, failure or material change in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect our intellectual property, infringement claims on our intellectual property, and industry and government regulation.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf.

Definitions

Total revenue: Total revenue includes core revenue by client segment and non-core revenue.

Non-core revenue: Non-core revenue includes revenue derived from an exclusive distribution agreement for certain legacy products signed in 2001 with Bell Canada (Bell legacy contract) and from other non-core and exited products. These activities ended in the second quarter of 2004.

Under the Bell legacy contract, we provided business Internet access services that were no longer considered core to our business strategy. It generated $17.6 million in committed revenue for us in the second quarter of 2004 and $37.7 million on a year-to-date basis in 2004. The contract was terminated in June 2004.

Other non-core and exited products generated $0.7 million in revenue in the second quarter and $1.9 million on a year to date basis for 2004.

Recurring and non-recurring revenue: Our revenue is derived from recurring and non-recurring sources. Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims transport, adjudication and payment, payment and presentment processing, and electronic messaging, and from fixed and/or user-based monthly charges, primarily for hosting and securing network services, maintenance and activation fees. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Non-recurring revenue includes fees for professional services related to the development, implementation, installation and integration of our solutions for clients, and initial software license fees.

Our revenue recognition policy is disclosed in Note 2 to our 2004 consolidated financial statements found in the 2004 Annual Report.

One-time items: One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets, asset write-downs and tax adjustments, as applicable. One-time items do not include accruals or reversals of accruals made in the normal course of business.

Non-GAAP financial measures

EBITDA: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. It agrees, on a consolidated basis, with the amount disclosed as earnings (loss) before under-noted items on the consolidated statements of earnings. EBITDA is presented on a basis that is consistent from period to period.

We believe EBITDA to be an important measuring tool as it allows us to assess the operating performance of our ongoing businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles EBITDA excluding one-time items to EBITDA:

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
EBITDA excluding one-time items	**5.3**	5.2	**11.0**	3.5
(Restructuring) reversal of restructuring and other charges	**-**	(2.4)	**-**	3.9
Income from contract settlements	**1.2**	13.8	**2.4**	13.8
EBITDA	**6.5**	16.6	**13.4**	21.2

Net income (loss) from continuing operations excluding one-time items: The following table reconciles our net income (loss) from continuing operations excluding one-time items to our net income (loss) from continuing operations:

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Net income (loss) from continuing operations excluding one-time items	**1.0**	(7.4)	**(4.1)**	(19.4)
(Restructuring) reversal of restructuring and other charges	**-**	(2.4)	**-**	1.7
Gain on sale of assets	**-**	11.6	**-**	11.6
Write-down of future income tax assets	**-**	(56.0)	**-**	(56.0)
Income from contract settlements	**1.2**	13.8	**2.4**	13.8
Net income (loss) from continuing operations	**2.2**	(40.4)	**(1.7)**	(48.3)

Financial highlights

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Operations				
Revenue				
Health	**22.5**	17.7	**43.9**	32.1
Finance	**18.2**	20.9	**35.3**	40.7
Total Core	**40.7**	38.6	**79.2**	72.8
Non-core	**-**	18.3	**-**	39.6
Total	**40.7**	56.9	**79.2**	112.4
EBITDA				
Reported	**6.5**	16.6	**13.4**	21.2
Excluding one-time items	**5.3**	5.2	**11.0**	3.5
Net income (loss) from continuing operations				
Reported	**2.2**	(40.4)	**(1.7)**	(48.3)
Excluding one-time items	**1.0**	(7.4)	**(4.1)**	(19.4)
Net income (loss) – reported	**11.5**	(37.2)	**5.8**	(37.3)
Per Share Data (Basic and diluted)				
Net income (loss) from continuing operations				
Reported	**0.02**	(0.39)	**(0.02)**	(0.47)
Excluding one-time items	**0.01**	(0.07)	**(0.04)**	(0.19)
Net income (loss) - reported	**0.11**	(0.36)	**0.06**	(0.36)

Consolidated statements of earnings

Three months ended June 30, 2005 compared to the three months ended June 30, 2004

- Total revenue was $40.7 million in 2005 compared to $56.9 million in 2004 mainly due to the absence of non-core revenues in 2005 and to lower recurring Finance revenue partially offset by higher recurring Health revenue.
- In 2005, 95% of revenue was derived from continuing recurring sources compared to 96% in 2004.
- Health revenue grew by 27% in 2005 in comparison to 2004 mainly due to acquisitions made in 2005.
- Finance revenue decreased by 13% in 2005 compared to 2004 due to the expiry of certain point-of-sale and messaging contracts. These decreases were partly offset by transition service revenue associated with the sale of our eSecurity and webdoxs operations in 2004.
- Income from contract settlements of $1.2 million relating to our eInvoicing solution was recorded in 2005.

- EBITDA excluding one-time items was $5.3 million in 2005 compared to $5.2 million in 2004, despite the absence of a contribution from non-core operations in 2005. This was accomplished as a result of cost containment efforts relating to our restructuring initiatives and to the rationalization of our operations.
- Net income from continuing operations in 2005 was $2.2 million compared to a loss of $(40.4) million in 2004 mainly due to a valuation allowance taken in 2004 against our future income tax assets coupled with an improvement in overall profitability in core operations.
- Total net income was $11.5 million ($0.11 per share) in 2005 compared to a total net loss of $(37.2) million ($(0.36) per share) in 2004 mainly due to the aforementioned tax valuation allowance taken in 2004, partly offset by an improvement in overall profitability in core operations and a gain on the sale of our eLending U.S. operations.

Six months ended June 30, 2005 compared to the six months ended June 30, 2004

- Total revenue was $79.2 million in 2005 compared to $112.4 million in 2004 mainly due to the absence of non-core revenues in 2005 and to lower recurring Finance revenue partly offset by higher recurring Health revenue.
- In 2005, 95% of revenue was derived from continuing recurring sources comparable to 2004.
- Health revenue grew by 37% in 2005 in comparison to 2004 mainly due to acquisitions made in 2004 and 2005 and to organic growth in claims processing activities.
- Finance revenue decreased by 13% in 2005 compared to 2004 due to the expiry of certain point-of-sale and messaging contracts. These decreases were partly offset by transition service revenue associated with the sale of our eSecurity and webdoxs operations in 2004.
- Income from contract settlements of $2.4 million related to our eInvoicing solution was recorded in 2005 compared to $13.8 million in 2004 from settlements related to a supplier dispute and to the termination of the Bell legacy contract. .
- EBITDA excluding one-time items was $11.0 million in 2005 in comparison to $3.5 million in 2004 despite the absence of a contribution from non-core operations in 2005. This was accomplished as a result of cost containment efforts relating to our restructuring initiatives and the rationalization of our operations.
- Net loss from continuing operations in 2005 was $(1.7) million compared to a loss of $(48.3) million in 2004 mainly due to a valuation allowance taken in 2004 against our future income tax assets coupled with an improvement in overall profitability in core operations.
- Total net income was $5.8 million ($0.06 per share) in 2005 compared to a total net loss of $(37.3) million ($(0.36) per share) in 2004 mainly due to the aforementioned tax valuation allowance taken in 2004, partly offset by an improvement in overall profitability in core operations.

Consolidated balance sheets

June 30, 2005 compared to December 31, 2004

- Cash and cash equivalents in 2005 were $162.7 million compared to $204.8 million in 2004 mainly due to a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative. Payments made as a result of acquisitions totaled $15.2 million. Cash received on disposal of operations amounted to $24.9 million, including US$9.0 million (C$10.9 million) received as a price adjustment to the sale of our U.S Health operations in 2004. Cash disbursed related to the Normal Course Issuer Bid (NCIB) amounted to $10.7 million for the quarter and $11.7 million on a year to date basis.

- The decrease in current assets from $241.2 million in 2004 to $196.2 million in 2005 is mainly attributable to the change in cash and cash equivalents noted above. Current liabilities decreased from $114.1 million in 2004 to $74.4 million in 2005 due to reductions in accounts payable and accrued liabilities, recognition of deferred revenue and credits, and the repayment of long-term debt.

Consolidated statements of cash flows

Three months ended June 30, 2005 compared to the three months ended June 30, 2004

- Cash flows from operating activities in 2005 increased to $1.3 million from a use of cash of $12.6 million in 2004. The positive turnaround was based on the strength of net income from continuing operations generated in the quarter despite disbursements of approximately $3 million related to past restructuring initiatives.
- Cash flows from investing activities resulted in a net inflow of $19.9 million in 2005 compared to an inflow of $33.5 million in 2004. The cash inflow for 2005 related to proceeds received on the sale of our eLending U.S. operations in May 2005 and cash received in April 2005 as a price adjustment to the sale of our U.S Health operations in 2004. The cash inflow for 2004 related mainly to proceeds received from the disposition of our eSecurity operations.
- Cash flows from financing activities resulted in a net outflow of $12.8 million in 2005 compared to an outflow of $157.7 million in 2004. The outflow for 2005 pertained mainly to shares we repurchased as part of the NCIB. The outflow for 2004 related mainly to a special cash distribution in the amount of $150.0 million paid to shareholders in June 2004.

Six months ended June 30, 2005 compared to the six months ended June 30, 2004

- Use of cash for operating activities in 2005 increased to $25.7 million from $21.0 million in 2004 mainly due to changes in working capital as a result of disbursements, of which $9 million related to past restructuring initiatives.
- Cash flows from investing activities resulted in a net inflow of $4.2 million in 2005 mainly due to cash received from the sale of our eLending U.S. operations and cash received in April 2005 as a price adjustment on the sale of our U.S Health operations in 2004, partly offset by acquisitions. The inflow in 2004 of $290.9 million related mostly to the sale of our U.S Health operations.
- Cash flows from financing activities resulted in a net outflow of $16.1 million in 2005 compared to an outflow of $161.8 million in 2004. The outflow for 2005 pertained mainly to shares we repurchased as part of the NCIB. The outflow for 2004 related mainly to a special cash distribution in the amount of $150.0 million paid to shareholders in June 2004

Corporate highlights

Significant Issuer Bid (SIB) – On August 3, 2005, we announced an offer to repurchase for cancellation up to $30 million worth of our common shares, in a range of $3.20 to $3.70 per share, though a Dutch auction-type substantial issuer bid. This could represent up to 9.4 million common shares or 9% of our total issued and outstanding common shares. The bid will remain open until September 14, 2005, unless extended. The normal course issuer bid (NCIB) we announced in February 2005 has been suspended during the tender period of this new share repurchase offer. Under the normal course issuer bid, as at August 3, 2005, we had repurchased 4.1 million shares at an aggregate cost of $13.0 million.

Price adjustment to U.S. Health divestiture – A cash payment of US$9.0 million (C$10.9 million) was received during the quarter as an adjustment to the price received for our former U.S. Health subsidiary which we sold in 2004. We will receive a second cash payment of up to US$6.3 million in the second quarter of 2006. A gain of $1.2 million was recorded as a result of the first cash payment received from this settlement and was included in income from discontinued operations. A further gain will be included in income from discontinued operations upon receipt of the second payment, in an amount equal to the actual net proceeds received at that time.

Sale of eLending U.S. Operations – In May 2005, we sold our eLending U.S. operations to Fiserv Inc. for US$13.8 million in cash. We received US$12.0 million (C$15.1 million) at closing, with the balance of the sale price receivable after a transition period of up to six months. The sale was in line with our plan to rationalize our Finance portfolio.

As a result of the sale of eLending U.S., a gain of $9.8 million was recorded in income from discontinued operations. The financial results of our eLending U.S. operations have been accounted for as a discontinued operation in our financial statements for the second quarter and for prior reporting periods.

Contract with Bell Canada – On July 13, 2005, we signed a services agreement with Bell Security Solutions Inc. (BSSI), a wholly owned subsidiary of Bell Canada, whereby we will operate and support infrastructure components related to specific BSSI security services, for up to two years. The agreement is expected to generate revenues of approximately $7 million annually over the term of the contract.

With this agreement, we will continue to operate and support the eSecurity assets used to provide access control, authentication and authorization services that were acquired by Bell Canada from us in June 2004

Sun Life contract renewal – On August 1, 2005, we renewed our services agreement with the Sun Life Assurance Company of Canada for another two years, whereby we will continue to provide electronic pharmacy benefit management and dental claims switching services. Sun Life is one of our largest clients.

Results of operation

Revenue for the quarter

Revenue by client segment

Three months ended June 30, 2005 compared to the three months ended June 30, 2004

				2005				2004
	Recurring	**Non-recurring**	**Total**	**% of total**	Recurring	Non-recurring	Total	% of total
Health	**22.3**	**0.2**	**22.5**	**55**	17.4	0.3	17.7	31
Finance	**16.5**	**1.7**	**18.2**	**45**	19.2	1.7	20.9	37
Core	**38.8**	**1.9**	**40.7**	**100**	36.6	2.0	38.6	68
Non-core	**-**	**-**	**-**	**-**	18.0	0.3	18.3	32
Total	**38.8**	**1.9**	**40.7**	**100**	54.6	2.3	56.9	100

Total revenue generated in 2005 was $40.7 million compared to $56.9 million in 2004, reflecting mainly the absence of non-core revenue related to the Bell legacy contract in 2005. Core recurring revenue increased 6% to $38.8 million from $36.6 million in 2004 mainly due to a higher contribution from the Health segment. Recurring revenue represented 95% of total core revenue in 2005, unchanged from 2004. U.S.-sourced revenue was 11% of total revenue in 2005 compared to 9% in 2004. Virtually all U.S.-sourced revenue was generated by our Finance segment.

Health: Health revenue in 2005 grew by 27% compared to 2004 due mainly to acquisitions made in 2005. Virtually all the Health revenue was recurring in nature in both 2005 and 2004.

Finance: Finance revenue decreased by 13% in 2005 compared to 2004 mainly due to the expiry of certain point-of-sale and messaging contracts. These decreases were partly offset by transition service revenue associated with the sale of our eSecurity and webdoxs operations. All revenue associated with our eLending U.S. operations has been included in discontinued operations for both the current and prior periods. Recurring revenue in Finance represented 91% of total Finance revenue, which is comparable with the prior year. Some 25% of Finance revenue was sourced in the U.S. compared to 21% in 2004.

Non-core: Non-core revenue was not generated in 2005. The majority of non-core revenue in 2004 was attributable to the Bell legacy contract, which was terminated in June 2004.

Revenue year to date

Revenue by client segment

Six months ended June 30, 2005 compared to the six months ended June 30, 2004

				2005				2004
	Recurring	**Non-recurring**	**Total**	**% of total**	Recurring	Non-recurring	Total	% of total
Health	**42.9**	**1.0**	**43.9**	**55**	31.4	0.7	32.1	29
Finance	**32.4**	**2.9**	**35.3**	**45**	36.8	3.9	40.7	36
Core	**75.3**	**3.9**	**79.2**	**100**	68.2	4.6	72.8	65
Non-core	**-**	**-**	**-**	**-**	38.7	0.9	39.6	35
Total	**75.3**	**3.9**	**79.2**	**100**	106.9	5.5	112.4	100

Total revenue in 2005 was $79.2 million compared to $112.4 million in 2004, reflecting mainly the absence of non-core revenue related to the Bell legacy contract in 2005. Core revenue has increased by $6.4 million or 9%, stemming from growth in the Health segment, partly offset by a decline in the Finance segment. Core recurring revenue increased to $75.3 million from $68.2 million in 2004, a $7.1 million or 10% increase. Recurring revenue represented 95% of total core revenue in 2005, a level comparable to 2004. U.S.-sourced revenue was 12% of total revenue in 2005 compared to 9% in 2004. Virtually all U.S.-sourced revenue was generated by our Finance segment.

Health: Health revenue in 2005 grew by 37% compared to 2004 due mainly to acquisitions made in both 2004 and 2005 and to organic growth in claims processing activities. Recurring revenue represented approximately all of total Health revenue, a level comparable with the prior year.

Finance: Finance revenue decreased by 13% in 2005 compared to 2004 mainly due to the expiry of certain point-of sale and messaging contracts. These decreases were partly offset by transition service revenue associated with the sale of our eSecurity and webdoxs operations. All revenue associated with our eLending U.S. operations has been included in discontinued operations for both the current and prior periods. Recurring revenue in Finance represented 92% of total Finance revenue comparable with the prior year. Some 27% of Finance revenue was sourced in the U.S. compared to 21% in 2004.

Non-core: No Non-core revenue was generated in 2005. The majority of non-core revenue in 2004 was attributable to the Bell legacy contract, which was terminated in June 2004.

Related-party revenue and expenses

From January 1 to June 16, 2004, we were related to BCE and its subsidiaries. Related-party revenue during 2004 amounted to $9.1 million for the second quarter and $25.9 million on a year-to-date basis. Related-party direct costs for the same periods of 2004 totaled $9.1 million and $22.4 million, respectively. Other related-party expenses, also in 2004, of $7.0 million for the quarter and $18.3 million on a year-to-date basis, were due to activities related to the Bell legacy contract.

As a result of a tax loss monetization structure established with Bell Canada, we also generated net interest income of $2.6 million and a provision for income taxes in the amount of $3.0 million, resulting

in a net negative impact on net income of $0.4 million for the second quarter of 2004. On a year-to-date basis, the comparative figures were net interest income of $6.4 million and a provision for income taxes in the amount of $7.5 million, resulting in a net negative impact on net income of $1.1 million.

Income from contract settlements

In December 2004 we received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an e-Invoicing customer, and for transition services to be provided to such customer in 2005. In each of the first and second quarters of 2005, we recorded $0.9 million in revenue for transition services and $1.2 million as income from contract settlements.

Direct costs and gross margin

Three months ended June 30, 2005 compared to the three months ended June 30, 2004

	Health		Finance		Total Core		Non-core		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Revenue	**22.5**	17.7	**18.2**	20.9	**40.7**	38.6	**-**	18.3	**40.7**	56.9
Direct costs	**4.2**	3.9	**2.8**	2.2	**7.0**	6.1	**-**	8.0	**7.0**	14.1
Gross margin	**18.3**	13.8	**15.4**	18.7	**33.7**	32.5	**-**	10.3	**33.7**	42.8
Gross margin %	**81%**	78%	**85%**	89%	**83%**	84%	**-**	56%	**83%**	75%

Six months ended June 30, 2005 compared to the six months ended June 30, 2004

	Health		Finance		Total Core		Non-core		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Revenue	**43.9**	32.1	**35.3**	40.7	**79.2**	72.8	**-**	39.6	**79.2**	112.4
Direct costs	**8.9**	7.3	**5.0**	4.8	**13.9**	12.1	**-**	15.9	**13.9**	28.0
Gross margin	**35.0**	24.8	**30.3**	35.9	**65.3**	60.7	**-**	23.7	**65.3**	84.4
Gross margin %	**80%**	77%	**86%**	88%	**82%**	84%	**-**	60%	**82%**	75%

Direct costs include telecommunications costs relating to services provided to clients, the cost of products or services purchased specifically for client projects, royalties payable to third parties pertaining to certain products, and personnel costs for the installation and integration of specific client projects directly related to revenue. Overall, the increase in our gross margin, from 75% to 83%, for the quarter, and 75% to 82% on a year-to-date basis, reflects the absence of non-core revenue in 2005, a segment which had a gross margin lower than either the Health or Finance segments.

Operating expenses

Three months and six months ended June 30, 2005 compared to three months and six months ended June 30, 2004

	Three-month period ended June 30				Six-month period ended June 30			
	2005		2004		**2005**		2004	
	$	**% of Revenue**	$	% of Revenue	**$**	**% of Revenue**	$	% of Revenue
Operations	**10.8**	**27**	19.8	35	**21.2**	**27**	39.4	35
Sales and marketing	**5.0**	**12**	5.3	9	**9.2**	**12**	10.4	9
Research and development	**7.0**	**17**	7.5	13	**13.6**	**17**	19.0	17
General and administrative	**5.6**	**14**	5.0	9	**10.3**	**13**	12.1	11
Total before:	**28.4**	**70**	37.6	66	**54.3**	**69**	80.9	72
Restructuring (reversal of) and other charges	**-**	**-**	2.4	4	**-**	**-**	(3.9)	(3)
Total	**28.4**	**70**	40.0	70	**54.3**	**69**	77.0	69
Workforce – continuing operations, end of period	**889**		1,148		**889**		**1,148**	

Operations: Operations expenses consist primarily of personnel and personnel-related costs, software and hardware maintenance, and facilities costs associated with each line of business. For both the quarter and year to date, expense levels have decreased in both dollar and percentage of revenue terms, principally due to the absence of non-core operations in 2005 and to the November 2004 restructuring initiative.

Sales and marketing: Sales and marketing expenses consist primarily of personnel-related costs, as well as promotional, trade show and other expenses related to the development of active and future solutions. Expenses have decreased, for the quarter and year-to-date in dollar terms mainly as a result of cost-cutting initiatives related to our Finance operations in the U.S., and to the November 2004 restructuring initiative.

Research and development: Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions, and the enhancement and maintenance of existing solutions. Expenses have decreased, in dollar terms in 2005 as a result of cost containment efforts, though they have remained stable on a year-to-date basis as a percentage of revenues.

General and administrative: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. For the quarter, expenses are higher due to a one-time reduction in legal costs in Q2 2004 related to the settlement of a supplier dispute (see note 7 of our 2004 audited consolidated financial statements). On a year-to-date basis, expenses decreased compared to 2004 in total dollar terms reflecting the impact of the November 2004 streamlining initiative, on-going efforts to contain expenses, and reductions in certain contingency provisions.

Restructuring and other charges: In December 2003, we signed an agreement to sell the majority of our U.S. Health operations. As a result of this agreement, we developed a restructuring program to streamline our organizational structure and rationalize our overhead. This resulted in a pre-tax charge of $38.2 million in 2003. Since we were not able to complete all of the streamlining activities related to this charge, we reversed $6.3 million of the charge in the first quarter of 2004. We subsequently completed the activities and incurred charges, which offset the reversal in the following quarters of 2004, including a $2.4 million charge in the second quarter of 2004.

In November 2004, we undertook a new restructuring initiative involving principally a reduction in headcount and rationalization of facilities. The plan was substantially complete by the end of 2004. A restructuring charge of $18.7 million related to the plan was taken in the fourth quarter of 2004. The results of this initiative on a year-to-date basis, are evident when comparing the expenses noted above for 2005 and 2004.

Workforce: Total workforce related to continuing operations decreased from 1,148 at June 30, 2004 to 889 at June 30, 2005, mainly due to the restructuring initiative undertaken in November 2004 and to continued cost containment efforts.

EBITDA

Three months and six months ended June 30, 2005 compared to three months and six months ended June 30, 2004

	Three-month period ended June 30				Six-month period ended June 30			
	2005		2004		**2005**		2004	
	$	**Margin%**	$	Margin%	**$**	**Margin%**	$	Margin%
Health	**3.6**	**16**	3.1	18	**8.0**	**18**	4.7	15
Finance	**1.7**	**9**	(0.2)	(1)	**3.0**	**8**	(7.9)	(19)
Total Core	**5.3**	**13**	2.9	8	**11.0**	**14**	(3.2)	(4)
Non-core	**-**	**-**	2.3	13	**-**	**-**	6.7	17
Sub-total excluding one-time items:	**5.3**	**13**	5.2	9	**11.0**	**14**	3.5	3
Income from contract settlements	**1.2**	**3**	13.8	24	**2.4**	**3**	13.8	12
Restructuring and other charges	**-**	**-**	(2.4)	(4)	**-**	**-**	3.9	4
Total	**6.5**	**16**	16.6	29	**13.4**	**17**	21.2	19

Health: Health EBITDA increased for the second quarter mainly as a result of acquisitions completed in 2004 and 2005. On a year-to-date basis EBITDA increased mainly due to higher revenue generated as a result of the acquisitions completed in 2004 and 2005, organic growth and to cost containment efforts.

Finance: Finance EBITDA increased for the second quarter and year to date compared to 2004 due to specific cost cutting initiatives related to our Finance operations in the U.S., cost-cutting related to our November 2004 restructuring initiative and to revenue from outsourcing services related to the sale of our eSecurity and webdoxs operations.

Non-core: Non-core EBITDA in 2004 was generated mainly by the Bell legacy contract, which was terminated in June 2004.

Other expenses

Three months and six months ended June 30, 2005 compared to the three months and six months ended June 30, 2004.

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
EBITDA before under-noted items	**6.5**	16.6	**13.4**	21.2
Depreciation	**3.0**	3.4	**6.4**	5.7
Amortization of intangible assets	**2.7**	3.9	**5.2**	7.4
Interest income	**(0.9)**	(3.6)	**(1.8)**	(8.8)
Interest on long-term debt	**0.4**	0.6	**0.8**	1.2
Gain on sale of assets	**-**	(11.6)	**(0.1)**	(12.1)
(Gain) loss on foreign exchange	**(1.4)**	-	**3.8**	3.5
Income (loss) from continuing operations before income taxes	**2.7**	23.9	**(0.9)**	24.3
Income taxes	**0.5**	64.3	**0.8**	72.6
Net income (loss) from continuing operations	**2.2**	(40.4)	**(1.7)**	(48.3)
Income from discontinued operations	**9.3**	3.2	**7.5**	11.0
Net income (loss)	**11.5**	(37.2)	**5.8**	(37.3)
Basic and diluted income (loss) per share from continuing operations	**0.02**	(0.39)	**(0.02)**	(0.47)
Basic and diluted income per share from discontinued operations	**0.09**	0.03	**0.07**	0.11
Basic and diluted income (loss) per share	**0.11**	(0.36)	**0.06**	(0.36)

Depreciation: The increase in depreciation expense on a year-to-date basis is mainly the result of a review of the useful lives of certain assets performed in December of 2003 which resulted in a downward adjustment in depreciation expense in the first quarter of 2004. For the quarter, depreciation expense is in line with that of the prior year.

Amortization of intangible assets: Amortization of intangibles for both the quarter and year to date decreased mainly as a result of certain intangible assets becoming fully amortized during the course of 2004.

Interest income: Interest income for both quarter and year-to-date decreased mainly due to the termination in May 2004 of the tax loss monetization structure with Bell Canada as described in Note 20 to the 2004 audited consolidated financial statements.

Interest on long-term debt: Interest on long-term debt decreased due to lower average debt outstanding in 2005 compared to 2004 for both the quarter and year-to-date comparisons.

Gain on sale of assets: The 2004 gain on sale of assets pertains mainly to the sale of intellectual property related to the Bell legacy contract in 2004.

(Gain) loss on foreign exchange: The foreign exchange gain for the quarter is due to a partial reduction in the net investment in a foreign subsidiary and a favorable exchange rate change for the quarter.

Income taxes: The decrease in income tax expense for both the quarter and year-to-date is mainly attributable to a valuation allowance of $56.0 million recorded against the future income tax assets of our continuing Canadian operations in the second quarter of 2004. This valuation allowance was taken as a result of the our assessment that the future income tax assets were no longer 'more likely than not' realizable, given the uncertainty surrounding our ability to generate sufficient taxable income due to the termination on May 31, 2004 of the tax loss monetization arrangement in place with Bell Canada.

Net loss from continuing operations

Net income from continuing operations for the quarter totaled $2.2 million or $0.02 per share on a fully diluted basis in 2005 compared to a net loss of $(40.4) million or $(0.39) per share in 2004. Excluding one-time items, the equivalent figures were net income of $1.0 million or $0.01 per share compared to a net loss of $(7.4) million or $(0.07) per share in 2004.

Net loss from continuing operations on a year-to-date basis totaled $(1.7) million or $(0.02) per share on a fully diluted basis in 2005 compared to a net loss of $(48.3) million or $(0.47) per share in 2004. Excluding one-time items, the equivalent figures were a net loss of $(4.1) million or $(0.04) per share compared to $(19.4) million or $(0.19) per share in 2004.

Discontinued operations

Discontinued operations include our former U.S. Health, eSecurity, webdoxs and eLending U.S. operations. Details regarding the statements of earnings for these discontinued operations can be found in Note 4 to our unaudited interim consolidated financial statements. For the quarter, discontinued operations contributed $9.3 million to our net income ($3.2 million contribution in 2004) and $7.5 million on a year to date basis ($11.0 million contribution in 2004).

Net income (loss)

Net income for the quarter was $11.5 million ($0.11 per share), compared to a net loss of $(37.2) million ($(0.36) per share) reported in 2004. On a year-to-date basis net income was $5.8 million ($0.06 per share) compared to a loss of $(37.3) million ($(0.36) per share) in 2004. The 2004 quarterly and year-to-date loss were due mainly to a valuation allowance taken against our future income tax assets.

Liquidity and capital resources

As of June 30, 2005 we had $162.7 million in cash and cash equivalents on hand compared to $204.8 million as of December 31, 2004. The decrease was mainly due to a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative. Also contributing to the decrease in cash were the funds we used for the repurchase of our shares through the NCIB. Funding of our acquisitions of NDCHealth Corporation's Canadian claims processing and pharmacy systems businesses were partly offset by the cash received from the sale of our eLending U.S. operations. We also received in the quarter US$9.0 million (C$10.9 million) in cash as an adjustment to the sale price for our U.S Health operations.

Our balance sheet reflects a current ratio of 2.6 times in 2005 compared to 2.1 times in December 2004. We also had access to unused lines of credit totaling $8.0 million as at June 30, 2005 ($8.6 million as at June 30, 2004). As at June 30, 2005, an amount of $4.3 million, unchanged from December 31, 2004, representing irrevocable letters of credit guaranteeing operating lease commitments, had been committed from these facilities.

The table below sets forth a summary of cash flow activity and should be read in conjunction with our interim consolidated statements of cash flows.

Three months and six months ended June 30, 2005 compared to the three months and six months ended June 30, 2004.

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Cash flows from (used for) operating activities	**1.3**	(12.6)	**(25.7)**	(21.0)
Cash flows from investing activities	**19.9**	33.5	**4.2**	290.9
Cash flows used for financing activities	**(12.8)**	(157.7)	**(16.1)**	(161.8)
Other	**(0.8)**	7.4	**(0.6)**	3.8
Increase (decrease) in continuing cash position	**7.6**	(129.4)	**(38.2)**	111.9
Cash flow used for discontinued operations	**(0.8)**	(3.6)	**(3.9)**	(6.9)
Increase (decrease) in cash position	**6.8**	(133.0)	**(42.1)**	105.0
Cash and cash equivalents, beginning of period	**155.9**	375.4	**204.8**	137.4
Cash and cash equivalents, end of period	**162.7**	242.4	**162.7**	242.4

Operating activities

Operating activities for the quarter generated a positive cash flow of $1.3 million. The positive turnaround was based on the strength of our net income from continuing operations generated in the quarter despite disbursements of approximately $3 million related to past restructuring initiatives. In 2004, an outflow of $12.6 million was recorded mainly as a result of significant changes in working capital relating to the termination of the Bell legacy contract.

For the six months, our operating activities used $25.7 million mainly due to changes in working capital related to disbursements associated with the November 2004 restructuring initiative and to a decrease in other payables. In 2004 an outflow of $21.0 million was recorded mainly as a result of significant changes in working capital as a result of the termination of the Bell legacy contract.

Investing activities

For the quarter, cash flows from investing activities resulted in a net inflow of $19.9 million in 2005, of which $14.5 million was attributable to the sale of eLending U.S (net of disposition costs) and $10.9 million to cash received as a price adjustment on the sale of our U.S Health operations. These amounts were partly offset by additions to fixed and intangible assets and business acquisitions of $2.8 million and $2.7 million, respectively. In 2004, an inflow of $33.5 million was recorded mainly due to cash received from the sale of our eSecurity operations.

On a year-to-date basis, cash flows from investing activities resulted in a net inflow of $4.2 million in 2005, comprised of cash outflows of $5.6 million and $15.2 million related to additions to fixed and intangible assets and acquisitions, respectively, partly offset by cash proceeds of $14.0 from the sale of certain businesses (net of disposition costs) and $10.9 million received as an adjustment to the sale price of our U.S. Health operations. In 2004, an inflow of $290.9 million was recorded due to $320.2 million received from sale of various businesses partly offset by outflows of $22 million related to business acquisitions and $7.6 million in additions to fixed and intangible assets.

Financing activities

Cash flows from financing activities, for the quarter, resulted in a net outflow of $12.8 million in 2005, of which $10.7 million was attributable to the NCIB we initiated in the first quarter of the year and $0.1 million related to other equity transactions. The remaining $2.0 million of cash outflows was a result of the repayment of long-term debt. In 2004, an outflow of $157.7 million was recorded mainly due to a $150.0 million special cash distribution to shareholders. The remaining $7.7 million outflow related to the repayment of long-term debt of $8.2 million, partly offset by $0.5 million received from the issue of common shares.

For the six months, cash flows from financing activities resulted in a net outflow of $16.1 million in 2005, of which $11.7 million was attributable to the NCIB and $0.1 million related to other equity transactions. The remaining $4.3 million cash outflow is a result of repayment of long-term debt. In 2004, an outflow of $161.8 million was recorded mainly due to a $150.0 million special cash distribution to our shareholders. The remaining $11.8 million outflow related to the repayment of long-term debt of $12.6 million, partly offset by $0.8 million received from the issue of common shares.

Discontinued operations

Cash flows used for discontinued operations were $0.8 million in the current quarter ($3.6 million in 2004) and $3.9 million on a year-to-date basis ($6.9 million in 2004). These cash flows relate to businesses disposed of in the past two years. See note 4 to our unaudited interim consolidated financial statements for details.

Financial instruments

Our principal financial instruments included cash and cash equivalents, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities, and long-term debt.

We have not purchased derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal, since our long-term debt carries a fixed rate of interest and consists mainly of capital leases.

Our only derivative instruments at December 31, 2004 were currency forward contracts relating mainly to a net investment in a foreign subsidiary. As at June 30, 2005, we had no currency forward contracts outstanding.

Off-balance sheet arrangements

As a regular part of our business, we may enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

The nature of most of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnities in the past.

We had $64.6 million of funds in transit as at June 30, 2005 ($55.6 million as at December 31, 2004), which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf. An equal amount is payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis.

Acquisitions and divestitures

In March and April of 2005 we acquired NDCHealth Corporation's Canadian claims processing and pharmacy systems businesses for $15.8 million and $2.5 million, respectively, and recorded these acquisitions using the purchase method of accounting. For details of our acquisitions, see note 5 to our unaudited interim consolidated financial statements. In May 2005, we sold our eLending U.S. operations for US$13.8 million and recorded a gain of $9.8 million. For details of this sale, see note 4 to our unaudited interim consolidated financial statements.

Outstanding securities

As at July 21 2005, we had 99,420,167 common shares outstanding and 1,945,206 options granted. The options are exercisable on one-for-one basis into common shares.

Critical accounting estimates

About the CICA: The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our 2004 audited consolidated financial statements provides a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgment which affects the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgment and uncertainty, the amount currently presented in the consolidated financial statements could, in the future, prove to be inaccurate. We consider such estimates to be important to the reader's understanding of our financial statements because these estimates rely on our judgment and are based on factors that are highly uncertain.

Our significant accounting policies, including recently adopted accounting policies in 2005, remain substantially unchanged and are herein incorporated by reference from our 2004 audited consolidated financial statements and our second quarter 2005 unaudited consolidated financial statements.

Recently adopted accounting policies

Consolidation of Variable Interest Entities: In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), 'Consolidation of Variable Interest Entities'. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline is required for annual and interim periods beginning on or after November 1, 2004. The application of AcG-15 had no impact on our unaudited interim consolidated financial statements.

Outlook

We generated EBITDA of $13.4 million in the first six months of 2005, which included $2.4 million of non-recurring income from contract settlements. Net loss from continuing operations of $(1.7) million resulted mainly from non-cash related expenses. Net income of $5.8 million was due in most part to the gain realized on the sale of our eLending U.S. operations recorded in discontinued operations.

Operationally, we are focused on growing our Health business, both organically and through acquisitions, as evidenced by our acquisition of NDCHealth Corporation's Canadian claims processing and pharmacy businesses in 2005. On the Finance side, we completed the rationalization of our portfolio with the sale of our eLending U.S. operations and intend to grow this business organically within its current solution set.

Our balance sheet remains strong and we intend to use the funds on hand both in the short and medium term to enhance shareholder value, as evidenced by the NCIB we initiated in the first quarter of 2005 and the recently announced SIB.

In 2005, overall core revenue is targeted to increase over 2004. Health revenue is expected to grow both organically and as a result of the impact of acquisitions made in both 2004 and 2005 partly offsetting the decline in Finance revenue due to expiry of certain point-of-sale and messaging contracts and the wind-down of our eInvoicing operations. Core EBITDA is expected to follow a pattern similar to core revenue for the current year.

We expect to continue financing capital expenditures and share repurchases and discharging our liabilities with funds on hand, internally generated funds and available credit facilities.

Emergis

Quarterly report to shareholders

Emergis reports second quarter 2005 financial results

- Revenue at $40.7 M, up from Q1 for both Health and Finance sectors
- EBITDA at $6.5 M
- Net income from continuing operations at $2.2 M
- Cash flow from operating activities at $1.3 M

Montréal, August 3, 2005 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three-month period ended June 30, 2005.

Revenue for the quarter was $40.7 million compared to $56.9 million ($38.6 million excluding non-core revenue) in the second quarter of 2004 and $38.5 million in the first quarter of 2005. Non-core operations[1] ceased as of June 30, 2004.

EBITDA[2] was $6.5 million compared to $16.6 million in the second quarter last year and $6.9 million in the first quarter of 2005. Excluding one-time items and non-core operations, EBITDA was $5.3 million compared to $2.9 million last year and $5.7 million in the first quarter of 2005.

Net income from continuing operations was $2.2 million ($0.02 per share) compared to a net loss of $(40.4) million ($(0.39) per share) in 2004. Reported total net income for the quarter was $11.5 million ($0.11 per share) compared to a net loss of $(37.2) million ($(0.36) per share) in 2004. Per-share data is on a fully diluted basis.

One-time items during the first two quarters of 2005 consisted of income from contract settlements of $1.2 million in each quarter, and of the following items in the second quarter of 2004: income from contract settlements of $13.8 million, a restructuring charge of $2.4 million and, below EBITDA, $11.6 million in gains on sale of assets and a valuation allowance against future income tax assets of $56.0 million.

"We are showing growth in revenue from both our Health and Finance operations when compared to the first quarter, and are reporting positive net income and cash flow from continuing operations. The rationalization of Finance is now behind us and we believe

[1] Non-core operations included the distribution agreement with Bell Canada for legacy products (Bell legacy contract) and other non-core and exited products.

[2] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income (loss) from continuing operations before depreciation, amortization of intangibles, interest, gains or losses on sales of assets, gains or losses on foreign exchange, other income or expenses and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings (loss) before under-noted items" on the consolidated statement of earnings.

significant market opportunities lie ahead for us in both Health and Finance," said François Côté, President and Chief Executive Officer of Emergis. "We've made clear progress in the execution of our business plan for 2005. Both our business and our current financial results are simpler and more easily understood than they have been in the past."

The presentation of the Company's financial results, including both the current and historical periods, reflects the sale of the following operations: U.S. Health in March 2004, eSecurity in June 2004, webdoxs electronic bill presentment in July 2004, and eLending U.S. in May 2005. As a result, these operations have been reported as discontinued operations and their total contribution to Emergis' consolidated results has been included as a single line item above net income, and both revenue and EBITDA exclude their contribution. Historical financial information for the four quarters of 2004 and the first quarter of 2005 reflecting the current presentation is available on the Company's web site.

Revenue summary for the quarter

Three-month periods ended June 30, 2005, March 31, 2005 and June 30, 2004, in millions of Canadian dollars:

	Q2 2005	Q1 2005	Q2 2004
Health	22.5	21.4	17.7
Finance	18.2	17.1	20.9
Core revenue	**40.7**	**38.5**	**38.6**
Non-core	-	-	18.3
Total revenue	**40.7**	**38.5**	**56.9**

- Health revenue increased 27% on a year-over-year basis mainly due to acquisitions in the pharmacy systems and claims processing areas. On a sequential quarterly basis, the 5% increase was due to the acquisition of the Canadian network operations of NDCHealth, partly offset by lower non-recurring revenue.
- Compared to the first quarter of 2005, Finance revenue increased 6% due to seasonally higher lending activities in both the real estate and automotive areas, more than offsetting a decline in eInvoicing revenue. Revenue decreased from the second quarter of 2004 mainly due to the previously disclosed expiry of certain point-of-sale and messaging contracts, partly offset by transition service revenue associated with the sale of eSecurity and webdoxs operations.
- Recurring revenue represented 95% of core revenue, a level similar to both the second quarter of 2004 and the first quarter of 2005.

EBITDA summary for the quarter

Three-month periods ended June 30, 2005, March 31, 2005 and June 30, 2004, in millions of Canadian dollars:

	Q2 2005	Q1 2005	Q2 2004
Health	3.6	4.4	3.1
Finance	1.7	1.3	(0.2)
Core EBITDA before contract settlements	**5.3**	**5.7**	**2.9**
Contract settlements in Finance	1.2	1.2	9.1
Core EBITDA	**6.5**	**6.9**	**12.0**
Non-core	-	-	2.3
Contract settlements in Non-core	-	-	4.7
Restructuring and other	-	-	(2.4)
Total EBITDA	**6.5**	**6.9**	**16.6**

- Core EBITDA before one-time items was $5.3 million (13% of revenue), up 83% from $2.9 million (8% of revenue) in the prior year.
- Reported EBITDA was $6.5 million (16% of revenue) compared to $16.6 million (29% of revenue) last year, reflecting significantly lower income from contract settlements and the absence of non-core operations. Compared to the first quarter of 2005, EBITDA showed a slight decline from $6.9 million relating to a lower contribution from the Health sector.
- Health EBITDA was $3.6 million (16% of Health revenue) compared to $3.1 million (18%) in the second quarter of 2004 and $4.4 million (21%) in the first quarter of 2005. The year-over-year increase was due to higher revenue generated mainly as a result of acquisitions. Sequentially, the lower contribution was due to the reversal of certain contingency provisions in the first quarter.
- Excluding income received from contract settlements, Finance contributed $1.7 million to EBITDA in the quarter (9% of Finance revenue) compared to an EBITDA loss of $(0.2) million in the second quarter last year and to $1.3 million in the first quarter of 2005 (8%). The year-over-year improvement reflects mainly the Company's continued focus on improving the profitability of Finance and the contribution from transition services. These were partly offset by a lower contribution from point-of-sale activities due to contract terminations. In the sequential quarterly comparison, Finance EBITDA increased mainly due to higher contributions from point-of-sale activities and Visa Commerce, partly offset by a lower operating contribution from eInvoicing as this service winds down.
- The Company generated income from contract settlements of $1.2 million in each of the first and second quarters of this year related to its eInvoicing solution, and $13.8 million in

the second quarter of last year related to the settlement of a dispute with a technology supplier and to the early termination of the Bell legacy contract. No further income from contract settlements relating to eInvoicing is expected this year.

- During the second quarter of last year, the Company took a restructuring charge of $2.4 million. At June 30, 2005, $6.6 million of restructuring charges remained in accounts payable and accrued liabilities. The majority of these charges are expected to be disbursed by the end of 2005.

Financial highlights for the six months

Six-month periods ended June 30, 2005 and 2004, in millions of Canadian dollars:

	Revenue		EBITDA	
	6 months 2005	6 months 2004	6 months 2005	6 months 2004
Health	43.9	32.1	8.0	4.7
Finance	35.3	40.7	3.0	(7.9)
Contract settlements in Finance	-	-	2.4	9.1
Total core	**79.2**	**72.8**	**13.4**	**5.9**
Non-core	-	39.6	-	6.7
Contract settlements in Non-core	-	-	-	4.7
Restructuring and other	-	-	-	3.9
Total	**79.2**	**112.4**	**13.4**	**21.2**

- Core revenue at $79.2 million has increased by 9% compared to last year and core EBITDA has significantly improved from $5.9 million to $13.4 million. Excluding one-time items, core EBITDA improved from a loss of $(3.2) million to $11.0 million. The core EBITDA margin for the first half of 2005 was 17% (14% before one-time items).
- Health operations generated 37% higher revenue compared to 2004 as a result of acquisitions and growth in claims processing activities, and an EBITDA margin of 18%.
- Finance revenue decreased mainly due to the expiry of certain point-of sale and messaging contracts. This was partly offset by transition service revenue associated with the sale of eSecurity and webdoxs operations. Finance EBITDA excluding one-time items increased substantially from a loss of $(7.9) million in 2004 to $3.0 million due to the impact of continuing cost reductions and the contribution from transition services. These positive impacts were partly offset by contract terminations in the point-of-sale and messaging areas.
- Net loss from continuing operations before one-time items improved to $(4.1) million compared to a loss of $(19.4) million in 2004. On a per fully diluted share basis, the loss was $(0.04) compared to $(0.19). Reported net loss from continuing operations was $(1.7) million ($(0.02) per share) compared to $(48.3) million ($(0.47) per share) in 2004.
- Discontinued operations contributed $7.5 million to total net income mainly due to a gain on sale of the Company's eLending U.S. operations reported in the second quarter.

- Reported total net income was $5.8 million ($0.06 per share) compared to a net loss of $(37.3) million ($(0.36) per share) in 2004.

- One-time items included contract settlements, gains on sale, restructuring and other charges and related reversals, asset write-downs and tax adjustments in the periods in which they were recorded. They do not include accruals or reversals of accruals made in the normal course of business.

Financial position at June 30

Cash on hand at quarter-end was $162.7 million, up from $155.9 million at March 31, reflecting mainly the initial proceeds from the sale of the Company's eLending U.S. operations of C$15.1 million, the receipt of C$10.9 million related to a sale price adjustment for our U.S. Health business relating to HealthExtras options, and cash flow from operating activities. These receipts were partly offset by disbursements, the most significant being $10.7 million for shares repurchased under the Company's normal course issuer bid.

Cash flow from operating activities increased to $1.3 million in the quarter compared to a $(27.0) million use of cash in the first quarter of 2005, despite the impact on working capital of disbursements of approximately $3 million related to past restructuring initiatives: Working capital from continuing operations was $121.8 million ($127.0 million at December 31, 2004). Long-term debt at June 30, 2005 was $7.0 million.

Outlook

The Company's previously stated financial targets for the year 2005 include revenue in a range of $155 million to $165 million, EBITDA of $18 million to $23 million and earnings per share (EPS) from continuing operations of $(0.04) to $0.03. Given the positive impact of the acquisition of the Canadian network and pharmacy systems businesses of NDCHealth and the sale of its eLending U.S. operations, Emergis is now targeting EBITDA to be in the mid to upper part of the original range. The target ranges for revenue and EPS from continuing operations have not changed.

Operating highlights

Health

Acquisition of NDCHealth pharmacy systems and services

In April, Emergis acquired certain assets and liabilities of NDCHealth's Canadian pharmacy systems business for $2.5 million, subject to certain conditions. The pharmacy systems business, based in Vancouver, provides pharmacy solutions that automate the prescription fulfillment process and an integrated point-of-service solution for in-store operations. Including this acquisition, Emergis' provider solutions business now services more than 2,400 of the approximately 7,300 pharmacies across the country.

Product strategy for Provider Solutions

Having built its Provider Solutions business through a series of acquisitions, Emergis expects to consolidate the current eight technology platforms into three over the next two years in order to address three specific pharmacy markets. While clients can choose the platform they wish to use, the functionality offered by the Unix-based T-Rex One solution will be directed towards

pharmacy chains; that of Simplicity towards independent pharmacies and banners; and LabXpert will continue to be directed to Québec-based customers.

Sun Life Assurance Company of Canada contract renewal

As of August 1, 2005, Emergis and Sun Life Assurance Company of Canada have renewed their services agreement for another two years, whereby Emergis will continue to provide electronic pharmacy benefit management and dental claims processing switching services. Sun Life is one of the Company's largest clients.

Finance

Sale of eLending U.S.

In May, the Company sold its eLending U.S. operations in McLean, Virginia for US$13.8 million (C$17.0 million) in cash, to Fiserv Lending Solutions, Inc. Initial cash proceeds of US$12.0 million (C$15.1 million) were received in the current quarter. The sale marked the completion of Emergis' plan to rationalize its Finance portfolio. Emergis now has a cohesive Finance business, offering bank-centric solutions for loan processing and cash management. The Finance business is now stronger from a financial point of view, providing a solid base from which to grow organically within its current solution set.

The Company remains fully committed to its lending operations in Canada and is leveraging its market presence in Canada with a view to expanding activities across the country in 2005, having already established a significant business in Québec. Emergis' lending solution for the Canadian market has its own technology platform, offering the exchange of information between banks and notaries or lawyers.

As a result of the sale, eLending U.S. has been accounted for as a discontinued operation in the Company's financial statements for the second quarter and for prior reporting periods. It was expected to generate an EBITDA loss in 2005.

Bell contract for security services

At the end of the quarter, Emergis signed a services agreement for up to two years with Bell Security Services. The agreement is expected to generate revenues of approximately $7 million annually over the term of the contract, for which the Company will continue to operate and support the eSecurity assets acquired by Bell Canada from Emergis last year.

Electronic invoicing exit strategy

As previously announced, Emergis has decided to wind down the day-to-day operations of its electronic invoicing service, while retaining ownership of the technology. The Company had already reached agreements with its two main service distributors in the U.S., JP Morgan Chase and Bank of America for the winding down of service. In order to ensure a smooth transition for its remaining clients, Emergis has signed an agreement to transfer their contracts to Harbor Payments of Atlanta, a company that specializes in electronic invoicing solutions in the U.S.

As a result of the winding down of this line of business, income from contract settlements and revenue generated by electronic invoicing decreased from $4.3 million in the first quarter of 2005, to $3.0 million in the current quarter. Going forward, income and revenue from this

business is expected to be negligible. However, Emergis will continue to actively pursue its patent strategy for its eInvoicing software, having received more than a million dollars in a past patent infringement claim.

Corporate highlights

Normal course issuer bid

During the quarter, the Company continued to repurchase its common shares under the terms of its normal course issuer bid through the facilities of The Toronto Stock Exchange. Some 3.4 million shares were repurchased at an average price of $3.12 per share, including commissions, for a total aggregate cost of $10.7 million. Total common shares outstanding at June 30, 2005 were 99.8 million. In total, some 4.1 million shares have been repurchased under the bid to date at an average cost of $3.16 per share or $13.0 million in total, representing 57% of the 7.3 million share maximum permitted under the bid.

Subsequent event

Emergis also announced today that it has suspended its normal course issuer bid and initiated a substantial issuer bid to repurchase and cancel up to $30.0 million worth of its common shares via a Dutch auction process. The bid, which could represent up to 9.4 million of the Company's approximately 99.4 million outstanding shares, will be made at a purchase price of not less than C$3.20 and not more than C$3.70 per common share, representing a premium of up to 15% above the closing price on August 2, 2005. The bid will remain open until September 14, 2005.

The initiation of the substantial issuer bid is consistent with Emergis' efforts to increase shareholder value, since the Company's management and Board of Directors are of the view that its current share price remains undervalued. It expands and speeds up the process already in progress under the normal course issuer bid. They are also of the view that it has sufficient cash resources both to fund the bid and pursue its efforts to grow through acquisition. The Company continues to actively pursue acquisitions.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the second quarter of 2005. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. The second quarter 2005 news release, management's discussion and analysis, supplemental information package, and quarterly historical financial results reflecting eLending U.S. as a discontinued operation are posted on www.emergis.com (http://www.emergis.com/en/news_events/news/2005/aug3.asp).

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3121036#. An archive version of the webcast will also be available starting at 10:30 a.m. today on www.emergis.com (http://www.emergis.com/en/news_events/events_calendar/aug3.asp).

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions to the leading health insurance companies, government agencies and about 2,400 pharmacies in Canada, and to top financial institutions in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities in signing government contracts, our response to industry's rapid rate of change, competition, application of our pricing to the government sector, fluctuations in our operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT AUGUST 3, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

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Information:
John Gutpell 450 928-6856

Consolidated Statements of Earnings

Emergis

In millions of Canadian dollars, except per share data	For the three month period ended June 30, 2005 (unaudited)	For the three month period ended June 30, 2004 (unaudited)	For the six month period ended June 30, 2005 (unaudited)	For the six month period ended June 30, 2004 (unaudited)
Revenue	40.7	56.9	79.2	112.4
Direct costs	7.0	14.1	13.9	28.0
Gross margin	33.7	42.8	65.3	84.4
Income from contract settlements (note 6)	1.2	13.8	2.4	13.8
Expenses				
Operations	10.8	19.8	21.2	39.4
Sales and marketing	5.0	5.3	9.2	10.4
Research and development, net (note 11)	7.0	7.5	13.6	19.0
General and administrative	5.6	5.0	10.3	12.1
Restructuring and other charges (note 7)	-	2.4	-	(3.9)
	28.4	40.0	54.3	77.0
Earnings before under-noted items	6.5	16.6	13.4	21.2
Depreciation	3.0	3.4	6.4	5.7
Amortization of intangibles	2.7	3.9	5.2	7.4
Interest income	(0.9)	(3.6)	(1.8)	(8.8)
Interest on long-term debt	0.4	0.6	0.8	1.2
Gain on sale of assets	-	(11.6)	(0.1)	(12.1)
(Gain) loss on foreign exchange	(1.4)	-	3.8	3.5
Income (loss) from continuing operations before income taxes	2.7	23.9	(0.9)	24.3
Income taxes				
Current	0.5	0.5	0.8	1.0
Future (note 10)	-	63.8	-	71.6
	0.5	64.3	0.8	72.6
Net income (loss) from continuing operations	2.2	(40.4)	(1.7)	(48.3)
Net income from discontinued operations - net of income taxes (note 4)	9.3	3.2	7.5	11.0
Net income (loss)	11.5	(37.2)	5.8	(37.3)
Basic and diluted income (loss) per share from continuing operations	0.02	(0.39)	(0.02)	(0.47)
Basic and diluted income per share from discontinued operations	0.09	0.03	0.07	0.11
Basic and diluted income (loss) per share	0.11	(0.36)	0.06	(0.36)
Weighted-average number of shares outstanding used in computing basic and dilited income (loss) per share (in millions)	101.9	103.3	102.6	103.3

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Deficit

Emergis

In millions of Canadian dollars	For the six month period ended June 30, 2005	For the six month period ended June 30, 2004
	(unaudited)	(unaudited)
Deficit - beginning of period	(1,238.6)	(1,176.9)
Net income (loss)	5.8	(37.3)
Deficit - end of period	(1,232.8)	(1,214.2)

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheets

Emergis

In millions of Canadian dollars	As at June 30, 2005	As at December 31, 2004
	(unaudited)	(audited)
Assets		
Current		
Cash and cash equivalents	162.7	204.8
Accounts receivable	21.1	19.4
Future income taxes	0.2	0.2
Other current assets (note 11)	12.2	16.7
Assets held for sale (note 4)	-	0.1
	196.2	241.2
Fixed assets	22.9	25.1
Intangible assets	27.5	24.9
Goodwill	56.1	46.6
Other long-term assets	7.0	7.3
Assets held for sale (note 4)	-	6.9
	309.7	352.0
Liabilities		
Current		
Accounts payable and accrued liabilities	64.1	94.2
Deferred revenue	3.8	6.3
Deferred credits	0.2	5.3
Current portion of long-term debt	6.3	8.3
	74.4	114.1
Deferred credits and other	6.2	5.9
Future income taxes	2.0	2.1
Long-term debt	7.0	8.9
	89.6	131.0
Shareholders' equity		
Capital stock (note 8)	0.1	-
Contributed surplus (note 8)	1,454.0	1,465.1
Deferred stock-based compensation	(1.0)	(0.9)
Deficit	(1,232.8)	(1,238.6)
Foreign currency translation adjustment	(0.2)	(4.6)
	220.1	221.0
	309.7	352.0

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flows

Emergis

In millions of Canadian dollars	For the three month period ended June 30, 2005 (unaudited)	For the three month period ended June 30, 2004 (unaudited)	For the six month period ended June 30, 2005 (unaudited)	For the six month period ended June 30, 2004 (unaudited)
Operating activities				
Net income (loss) from continuing operations	2.2	(40.4)	(1.7)	(48.3)
Depreciation and amortization	5.7	7.3	11.6	13.1
Gain on sale of assets	-	(11.6)	(0.1)	(12.1)
Future income taxes	-	63.8	-	71.6
Non-cash foreign exchange loss	-	-	4.1	5.0
Non-cash stock-based compensation (note 2)	0.2	0.2	0.8	0.4
Deferred stock-based compensation	-	-	(0.3)	-
Other	0.3	3.3	0.6	0.3
Changes in working capital	(7.1)	(35.2)	(40.7)	(51.0)
Cash flows from (used for) operating activities	1.3	(12.6)	(25.7)	(21.0)
Investing activities				
Additions to fixed and intangible assets	(2.8)	(1.5)	(5.6)	(7.6)
Acquisitions (note 5)	(2.7)	-	(15.2)	(22.0)
Cash acquired on acquisition of businesses	-	0.2	0.1	0.3
Proceeds on sale of businesses (note 4)	25.4	34.8	24.9	320.2
Cash flows from investing activities	19.9	33.5	4.2	290.9
Financing activities				
Repayment of long-term debt	(2.0)	(8.2)	(4.3)	(12.6)
Repurchase of common shares and special cash distribution	(10.8)	(149.5)	(11.8)	(149.2)
Cash flows used for financing activities	(12.8)	(157.7)	(16.1)	(161.8)
Foreign exchange (loss) gain on cash held in foreign currencies	(0.8)	7.4	(0.6)	3.8
Cash flows from (used for) continuing operations	7.6	(129.4)	(38.2)	111.9
Cash flows used for discontinued operations (note 4)	(0.8)	(3.6)	(3.9)	(6.9)
Cash and cash equivalents				
Increase (decrease)	6.8	(133.0)	(42.1)	105.0
Balance, beginning of period	155.9	375.4	204.8	137.4
Balance, end of period	162.7	242.4	162.7	242.4
Supplemental disclosure of cash flow information				
Interest paid	0.3	0.6	0.7	1.0
Income taxes paid	0.6	1.0	0.8	1.1
Non-cash investing and financing activities				
Additions to fixed and intangible assets financed	0.2	(0.8)	0.4	3.1

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005

In millions of Canadian dollars except per share data (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2004, except as discussed below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004 and the notes thereto in the 2004 Annual Report.

1. Summary of significant accounting policies

Basis of presentation

The interim consolidated financial statements of Emergis Inc. ("Emergis") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain prior period figures have been reclassified to conform with the current period's presentation.

New accounting standards

Consolidation of Variable Interest Entities: In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), 'Consolidation of Variable Interest Entities'. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline is required for annual and interim periods beginning on or after November 1, 2004. The application of AcG-15 had no impact on the Company's interim consolidated financial statements.

2. Stock-based compensation plans

Emergis stock options

The Company has granted options to its employees to purchase Emergis common shares. Under the Emergis Share Option Plan, the exercise price of the options is set at the market value of the underlying shares on the last trading day prior to the effective date of the grant. The options granted before December 14, 1999 vest over a five-year period and expire six years after the grant date. Options granted after December 14, 1999 vest over a four-year period starting in the second year after the grant and expire six years after the grant date. Under a new employee compensation policy effective in 2005, annual stock option grants have been replaced by awards of restricted stock. Stock options may still be granted at hire if so decided by the Board of Directors. All outstanding stock options held by employees continue to vest according to their respective schedules. As at June 30, 2005, a total of 1,929,696 employee stock options were outstanding.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005

In millions of Canadian dollars except per share data (unaudited)

2. Stock-based compensation plans (continued)

The Company employs the prospective application of the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and beyond. On July 2, 2004, following a $1.45 special cash distribution on June 30, 2004, the Company reduced the exercise price for all outstanding options by $1.47 using a formula requested by the Toronto Stock Exchange.

Stock option plans	Options
Stock option plans for common shares at prices ranging from $3.30 to $105.23 per share and expiry dates of up to 2010	1,929,696

The table below shows the compensation expense for outstanding options and the assumptions used in the Black-Scholes option-pricing model for awards granted in 2004. No options were granted in 2005.

	For the three-month period ended June 30		For the six-month period ended June 30	
	2005	2004	2005	2004
Compensation expense ($ millions)	0.1	0.2	0.6	0.4
Weighted-average grant date fair value ($) [1]	N/A	2.59	N/A	3.09
Weighted-average assumptions:				
Dividend yield	N/A	0.0%	N/A	0.0%
Expected volatility	N/A	60.0%	N/A	60.0%
Risk-free interest rate	N/A	3.67%	N/A	3.39%
Expected life (years)	N/A	4	N/A	4

[1]Unadjusted for the reduction of $1.47 in the exercise price as of July 2, 2004 for all options granted prior to July 2, 2004. The weighted-average fair value of the reduction of $1.47 amounted to $0.27 for the 965,044 options granted since January 1, 2003 and still outstanding as of July 2, 2004.

The following pro-forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plans had the Company used the fair-value based method of accounting for awards granted in 2002.

	For the three-month period ended June 30		For the six-month period ended June 30	
	2005	2004	2005	2004
Net income (loss), as reported	11.5	(37.2)	5.8	(37.3)
Adjustment to net income (loss)	(0.6)	(1.2)	(1.2)	(2.6)
Pro forma net income (loss)	10.9	(38.4)	4.6	(39.9)
Pro forma basic and diluted income (loss) per share ($)	0.11	(0.37)	0.04	(0.39)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005

In millions of Canadian dollars except per share data (unaudited)

3. Net income per share

The following securities were excluded from the calculation of diluted net income (loss) per share and income (loss) from continuing operations per share as their effect would have been anti-dilutive.

	For the three-month period ended June 30		For the six-month period ended June 30	
(number of shares)	2005	2004	2005	2004
Options	**1,929,696**	4,215,404	**1,929,696**	4,215,404
Warrants	**-**	650,000	**-**	650,000

4. Discontinued operations and assets held for sale

The Company completed the sale of the Preferred Provider Organization (PPO) and the care management businesses, representing its U.S. Health operations in March 2004. In June 2004, the Company also completed the sale of its eSecurity operations and in July 2004, the sale of its webdoxs operations.

On May 19, 2005, the Company sold its eLending U.S. operations for proceeds of US$13.8 million (C$17.0 million). The Company received US$12 million (C$15.1 million) in cash at closing, with the balance of the sale price receivable after a transition period of up to 6 months. The Company also incurred disposition costs of $1.1 million. The Company recorded a gain on sale of the eLending U.S. operations of $9.8 million, net of a goodwill write-down of $2.3 million. The gain on sale is included in income from discontinued operations.

The results of operations and cash flows of the U.S. Health, eSecurity, webdoxs and eLending U.S. operations have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations as a single line item in the interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

Price adjustment to U.S. Health divestiture

The Company has settled its financial instrument related to the options held in a public company by the Company's former U.S. Health subsidiary for a total cash consideration of up to US$15.3 million. The cash consideration is an adjustment to the price received for the sale of the Company's U.S. Health operations in 2004. The terms of the agreement concerning the options reached among the Company, its former subsidiary and the grantors of the options include a first cash payment received on April 26, 2005 of US$9.0 million (C$10.9 million) and a second cash payment to be received in April 2006 of the lesser of US$6.3 million and the then market value of a certain number of the securities underlying the options. The current market value of these securities is approximately US$14.0 million. A gain of $1.2 million was recorded as a result of the first cash payment received from this settlement and is included in income from discontinued operations. A further gain will be included in income from discontinued operations upon receipt of the second cash payment, in the amount of the actual net proceeds received at that time.

MultiPlan complaint

On April 27, 2005, MultiPlan Inc., the purchaser of the Company's former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with its purchase of the U.S. Health business. The complaint alleges a variety of claims arising from the share purchase agreement.

The Company is of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position. Fees related to the defence of this claim are recorded in the period incurred and are included in net income from discontinued operations.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

The results of discontinued operations presented in the accompanying interim consolidated statements of earnings, were as follows:

	For the three-month period ended June 30, 2005					For the three-month period ended June 30, 2004				
	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total
Revenue	-	-	-	0.4	0.4	-	8.6	0.7	5.6	14.9
Direct costs	-	-	-	0.6	0.6	-	1.1	0.5	2.3	3.9
Gross margin	-	-	-	(0.2)	(0.2)	-	7.5	0.2	3.3	11.0
Expenses										
Operations	-	-	-	0.1	0.1	-	2.2	0.5	0.6	3.3
Sales and marketing	-	-	-	0.2	0.2	-	0.6	0.3	1.1	2.0
Research and development, net	-	-	-	0.1	0.1	-	1.9	0.1	0.1	2.1
General and administrative	-	-	-	0.3	0.3	-	0.1		0.6	0.7
	-	-	-	0.7	0.7	-	4.8	0.9	2.4	8.1
Earnings (loss) before under-noted items	-	-	-	(0.9)	(0.9)	-	2.7	(0.7)	0.9	2.9
Depreciation	-	-	-	-	-	-	1.0	0.1	0.1	1.2
Amortization of intangible assets	-	-	-	0.3	0.3	-	0.4	0.6	0.7	1.7
(Gain) loss on sale of assets held for sale	(0.7)	-	-	(9.8)	(10.5)	6.5	(15.4)	-	-	(8.9)
Income (loss) before income taxes	0.7	-	-	8.6	9.3	(6.5)	16.7	(1.4)	0.1	8.9
Future income taxes	-	-	-	-	-	-	5.7	-	-	5.7
Net income (loss) from discontinued operations	0.7	-	-	8.6	9.3	(6.5)	11.0	(1.4)	0.1	3.2

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

	For the six-month period ended June 30, 2005					For the six-month period ended June 30, 2004				
	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total	U.S. Health	eSecurity	webdoxs	eLending U.S.	Total
Revenue	-	-	-	1.2	1.2	25.4	16.1	1.4	12.2	55.1
Direct costs	-	-	-	1.2	1.2	3.0	2.0	0.9	4.0	9.9
Gross margin	-	-	-	-	-	22.4	14.1	0.5	8.2	45.2
Expenses										
Operations	-	-	-	0.5	0.5	10.8	4.5	0.9	1.1	17.3
Sales and marketing	-	-	-	0.7	0.7	1.5	1.4	0.6	2.7	6.2
Research and development, net	-	-	-	0.1	0.1	1.3	3.0	(0.2)	0.2	4.3
General and administrative	-	-	-	0.7	0.7	3.6	0.1	-	1.4	5.1
	-	-	-	2.0	2.0	17.2	9.0	1.3	5.4	32.9
Earnings (loss) before under-noted items	-	-	-	(2.0)	(2.0)	5.2	5.1	(0.8)	2.8	12.3
Depreciation	-	-	-	0.1	0.1	0.4	1.9	0.2	0.2	2.7
Amortization of intangible assets	-	-	-	0.9	0.9	0.3	0.7	1.1	1.3	3.4
Interest on long-term debt	-	-	-	-	-	0.1	-	-	-	0.1
(Gain) loss on sale of assets held for sale	(0.7)	-	-	(9.8)	(10.5)	4.8	(15.4)	-	-	(10.6)
Income (loss) before income taxes	0.7	-	-	6.8	7.5	(0.4)	17.9	(2.1)	1.3	16.7
Income taxes (recovery)										
Current	-	-	-	-	-	0.1	-	-	-	0.1
Future	-	-	-	-	-	(0.5)	6.1	-	-	5.6
	-	-	-	-	-	(0.4)	6.1	-	-	5.7
Net income (loss) from discontinued operations	0.7	-	-	6.8	7.5	-	11.8	(2.1)	1.3	11.0

In millions of Canadian dollars except per share data (unaudited)

4. Discontinued operations and assets held for sale (continued)

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	For the three-month period ended June 30		For the six-month period ended June 30	
	2005	2004	2005	2004
Operating activities	(1.1)	(2.7)	(4.3)	(3.2)
Investing activities	-	(0.2)	-	(2.4)
Financing activities	-	(0.9)	-	(1.7)
Foreign exchange gain on cash held in foreign currencies	0.3	0.2	0.4	0.4
Cash flows used for discontinued operations	(0.8)	(3.6)	(3.9)	(6.9)

The assets have been segregated in the accompanying interim consolidated balance sheets and are reported as current and long-term "Assets held for sale".

The assets held for sale were as follows:

	As at June 30, 2005	As at December 31, 2004
ASSETS		
Current assets	-	0.1
Fixed assets	-	0.5
Intangible assets	-	6.4
	-	7.0

5. Acquisitions

NDC of Canada, Inc.

On March 17, 2005, the Company acquired all the issued and outstanding shares of NDC of Canada, Inc., representing the Canadian claims processing business of NDCHealth Corporation for initial cash consideration of $12.0 million and a further $3.0 million payable in the third quarter of 2005, subject to certain conditions. The Company also incurred transaction costs in the amount of $0.8 million in connection with the acquisition, relating mostly to professional fees. NDC of Canada, Inc. provides specialized network and claims processing services that support the electronic exchange of drug and dental insurance claims between health providers and insurance or adjudication companies.

In millions of Canadian dollars except per share data (unaudited)

5. Acquisitions (continued)

NDCHealth Pharmacy Systems and Services, ULC

On April 19, 2005, the Company acquired certain assets and assumed certain liabilities of NDCHealth Corporation's Canadian pharmacy systems business for initial cash consideration of $1.8 million and a further $0.5 million payable in the third quarter of 2005, subject to certain conditions. The Company also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to professional fees. The pharmacy systems business, based in Vancouver, provides pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations.

The two acquisitions were accounted for using the purchase method. The results of operations have been included in the Company's results since their respective dates of acquisition. The total purchase price of the acquisitions was preliminarily allocated as follows:

Purchase price allocation	NDC of Canada Inc.	NDCHealth Pharmacy Systems and Services, ULC
Current assets	3.3	0.5
Fixed assets	0.5	0.1
Current liabilities	(0.8)	(0.1)
Deferred revenues	(0.4)	(0.5)
Long-term liabilities	(0.3)	-
Allocation of excess of purchase price:		
Customer relationships	3.7	0.7
Goodwill	9.8	1.8
Cost of acquisition	15.8	2.5

The Company expects to finalize the purchase price allocations during 2005. The allocation of purchase price to customer relationships is being amortized over a three to five-year period.

6. Income from contract settlements

On December 27, 2004, the Company received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer and for transition services for such customer in 2005. For the three-month and six-month periods ended June 30, 2005, the Company recorded $0.9 million and $1.8 million, respectively, in revenue for transition services and $1.2 million and $2.4 million, respectively, as income from contract settlements. As at June 30, 2005 there is a nil balance included in deferred revenue and deferred credits related to this settlement.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005

In millions of Canadian dollars except per share data (unaudited)

7. Restructuring and other charges

In December 2003, the Board of Directors approved the Company's plan to sell its U.S. Health operations. As a result of this approval, the Company developed a restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in a pre-tax restructuring charge of $38.2 million for the year ended December 31, 2003.

In November 2004, the Company undertook a restructuring initiative involving principally a reduction of headcount and rationalization of facilities which was designed to continue the streamlining of the Company's organizational structure and thereby enable the Company to attain its profitability targets for 2005. A restructuring charge of $18.7 million was recorded in the fourth quarter of 2004.

The table below provides a reconciliation of the balance of the 2004 restructuring provision payable and the combined 2002 and 2003 restructuring provisions payable as at June 30, 2005.

	2004	2003 and 2002	Total
Balance, as at January 1, 2005	14.2	7.4	21.6
Payments made for the six month period	(9.0)	(3.1)	(12.1)
Balance, as at June 30, 2005	5.2	4.3	9.5

The balance of the restructuring provision as at June 30, 2005 is $9.5 million, of which $6.6 million is included in accounts payable and accrued liabilities and $2.9 million is included in long-term deferred credits and other.

In millions of Canadian dollars except per share data (unaudited)

8. Equity components

The stated capital stock and contributed surplus as at June 30, 2005 are detailed as follows:

Capital stock	Number of shares	Issued and fully paid
Balance at January 1, 2005	103,528,224	-
Issue of common shares (a)	4,125	0.1
Repurchase of common shares (b)	(3,712,182)	-
Balance at June 30, 2005	99,820,167	0.1

Contributed surplus	
Balance at January 1, 2005	1,465.1
Repurchase of common shares (b)	(11.7)
Amount related to stock-based compensation (c)	0.6
Balance at June 30, 2005	1,454.0

(a) 4,125 treasury common shares were issued in connection with the Employee Share Purchase Plan.

(b) Starting in March 2005, under the terms of a normal course issuer bid, the Company repurchased 4,112,182 shares for total consideration of $13.0 million, including related expenses, of which 3,712,182 were settled, paid and cancelled as at June 30, 2005 for total consideration of $11.7 million. This amount was attributed to contributed surplus.

(c) During the six-month period ended June 30, 2005, the Company expensed $0.6 million relating to stock options. This amount was attributed to contributed surplus.

Normal course issuer bid

On February 14, 2005, the Company announced its intention to undertake a normal course issuer bid through the facilities of the Toronto Stock Exchange.

Purchases made pursuant to the bid will not exceed 7,269,000 common shares, representing approximately 10% of the public float as at January 31, 2005. The common shares acquired pursuant to the bid will be cancelled. Purchases under the bid commenced on February 16, 2005 and may continue until February 15, 2006 unless terminated earlier. During the six-month period ended June 30, 2005, the Company repurchased 4,112,182 shares, of which 3,712,182 were settled, paid and cancelled for consideration of $11.7 million, including related expenses.

In millions of Canadian dollars except per share data (unaudited)

8. Equity components (continued)

Warrants

The Company has issued warrants in connection with business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners were able to acquire warrants to purchase shares of the Company on a one-for-one basis. No warrants were exercised and no amount was recorded in the financial statements as a result of these arrangements.

The table below summarizes warrant activity.

	As at June 30, 2005			As at June 30, 2004		
	Number of warrants outstanding	Number of warrants exercisable	Weighted-average exercise price of warrants exercisable ($ per share)	Number of warrants outstanding	Number of warrants exercisable	Weighted-average exercise price of warrants exercisable ($ per share)
Outstanding, January 1,	350,000	3,612	5.78	650,000	300,000	47.24
Warrants terminated	(350,000)	(3,612)	5.78	-	-	-
Outstanding, June 30	-	-	-	650,000	300,000	47.24

9. Operating segment information

The Company currently operates under two reporting segments - Health and Finance.

Health: This segment targets mainly the Canadian health market by offering solutions for the electronic processing of claims for health insurance companies, workers' compensation boards and other government agencies, and by providing pharmacies with technology solutions to support their operations.

Finance: This segment offers payment enablement and loan document processing solutions notably to institutions in the financial and real estate markets.

Additionally, as of January 1, 2004 the Company modified its corporate structure to separately disclose non-core operations, which were originally included in the Finance and Health segments. Non-core operations included the three-year distribution agreement with Bell Canada for legacy products extended in September 2001 and subsequently terminated in June 2004, as well as other non-core and exited products.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2005

In millions of Canadian dollars except per share data (unaudited)

9. Operating segment information (continued)

The table below shows the continuing operations and goodwill of each of the segments:

	For the three-month period ended June 30							
	Health		Finance		Non-core		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	22.5	17.7	18.2	20.9	-	18.3	40.7	56.9
Direct costs	4.2	3.9	2.8	2.2	-	8.0	7.0	14.1
Gross margin	18.3	13.8	15.4	18.7	-	10.3	33.7	42.8
EBITDA [1] pre-restructuring and other charges	3.6	3.1	2.9	8.9	-	7.0	6.5	19.0
Restructuring and other charges	-	(0.7)	-	(1.7)	-	-	-	(2.4)
EBITDA [1]	3.6	2.4	2.9	7.2	-	7.0	6.5	16.6
Goodwill as at June 30	44.2	32.7	11.9	15.4	-	-	56.1	48.1

	For the six-month period ended June 30							
	Health		Finance		Non-core		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	43.9	32.1	35.3	40.7	-	39.6	79.2	112.4
Direct costs	8.9	7.3	5.0	4.8	-	15.9	13.9	28.0
Gross margin	35.0	24.8	30.3	35.9	-	23.7	65.3	84.4
EBITDA [1] pre-restructuring and other charges	8.0	4.7	5.4	1.2	-	11.4	13.4	17.3
Restructuring and other charges	-	0.4	-	3.5	-	-	-	3.9
EBITDA [1]	8.0	5.1	5.4	4.7	-	11.4	13.4	21.2
Goodwill as at June 30	44.2	32.7	11.9	15.4	-	-	56.1	48.1

[1] The term *EBITDA* (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. *EBITDA* is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as earnings (loss) before under-noted items in the consolidated statement of earnings.

In millions of Canadian dollars except per share data (unaudited)

9. Operating segment information (continued)

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

The Company's segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segment. In addition, asset allocation is not used by the Company in its management reporting for decision-making purposes.

Geographic information

The table below sets out certain geographic information relative to the Company's revenue from continuing operations:

	For the three-month period ended June 30				For the six-month period ended June 30			
	2005		2004		2005		2004	
Canada	**36.1**	**89%**	52.0	91%	**69.4**	**88%**	102.7	91%
United States	**4.6**	**11%**	4.9	9%	**9.8**	**12%**	9.7	9%
Total	**40.7**	**100%**	56.9	100%	**79.2**	**100%**	112.4	100%

10. Related-party information

On June 16, 2004, BCE Inc. completed the sale of its ownership interest in the Company. As a result, BCE Inc. and its subsidiaries are no longer parties related to the Company. No related-party transactions occurred in 2005.

The following transactions occurred in the normal course of operations with BCE Inc., the former parent company, and other companies in the BCE group subject to common control during the three-month and the six-month periods ended June 30, 2004 from continuing and discontinued operations. These transactions were measured at the exchange value, which is the amount established and agreed to by the related parties:

	Periods ended June 30, 2004	
	For the three-month	For the six-month
Revenue [a]	9.1	25.9
Direct costs	9.1	22.4
Expenses	7.0	18.3
Interest income	2.6	6.4

[a] Includes services for resale to third parties and for internal use.

In millions of Canadian dollars except per share data (unaudited)

10. Related-party information (continued)

As part of the exclusive distribution agreement signed in 2001 with Bell Canada and subsequently terminated in June 2004, the Company derived revenue from Bell Canada (included in the related-party amount) and directly from other customers with Bell Canada acting as a distribution agent (excluded from the related-party amount). Included in related-party revenue is the amount derived directly from Bell Canada in the amount of $1.9 million and $7.6 million for the three-month and six-month periods ended June 30, 2004, respectively. Under the distribution agreement the amount derived from other customers with Bell Canada acting as a distribution agent is $9.9 million and $24.3 million for the three-month and six-month periods ended June 30, 2004, and are excluded from the related-party amount.

Included in direct costs and expenses is $9.7 million and $26.4 million for the three-month and six-month periods ended June 30, 2004 related to the extended service agreement signed with BCE Nexxia in 2001 and subsequently terminated in June 2004, which includes costs related to the agency revenue.

The consolidated balance sheet included balances with BCE Inc. and other companies in the BCE group subject to common control until June 16, 2004. All balances were nil as at June 30, 2004.

Tax loss monetization structure

As part of a tax loss consolidation arrangement, which was terminated on May 31, 2004, the Company recorded interest income of $8.7 million and $21.7 million for the three-month and six-month periods ended June 30, 2004. The Company also incurred interest expense of $6.2 million and $15.4 million for the three-month and six-month periods ended June 30, 2004. For income tax purposes, the $8.7 million and $21.7 million in interest income for the three-month and six-month periods ended June 30, 2004 increased the taxable income of the Company and accelerated the use of the Company's tax attributes resulting in $3.0 million and $7.5 million reductions in future income tax assets in Canada for the three-month and six-month periods ended June 30, 2004, respectively.

The net interest amounts of $2.6 million and $6.4 million for the three-month and six-month periods ended June 30, 2004 have been recorded as interest income.

Income taxes

In May 2004 the Company recorded a valuation allowance of $56.0 million against the future income tax assets of its continuing Canadian operations. This valuation allowance was required due to the Company's assessment that the future income tax assets are no longer "more likely than not" to be realized given the uncertainty surrounding the Company's ability to generate sufficient taxable income after the termination of the tax loss monetization arrangement between the Company and Bell Canada on May 31, 2004.

11. Government assistance

In 2004, the Company became eligible to receive a retroactive tax credit in the amount of $2.2 million from Investissement Québec relating to the period from June 30, 2003 to December 31, 2004. For the three-month and six-month periods ended June 30, 2005 additional amounts of $0.2 million and $0.5 million were recorded, respectively, for a total of $2.7 million receivable as at June 30, 2005. This credit is with respect to the relocation of Quebec-based employees performing specified, qualifying activities to the *Carrefour de la nouvelle économie* of Longueuil, Quebec. These amounts have been recorded as a reduction of research and development expenses in the statement of earnings and have been classified under other current assets on the consolidated balance sheet.

In millions of Canadian dollars except per share data (unaudited)

12. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the Accounting Guideline AcG-14 "Disclosure of guarantees", definition of a guarantee. These guarantees or indemnifications are found in transactions such as business dispositions, the sale of assets, and the sale of services and licenses.

Business dispositions and sale of assets

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, litigation against the counterparties, valuation differences, resolution of contingent liabilities of the disposed businesses or assets, or the reassessment of prior tax filings of the corporations carrying on the business.

The term and amount of such indemnification will generally be limited by the agreement. The maximum potential exposure under these guarantees represented a cumulative amount of approximately $98.7 million as at June 30, 2005, except for tax liabilities and certain other representations for which the agreements do not specify a maximum amount. The Company's representations and warranties exist for a period ending no later than May 19, 2006, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations, and for an amount of $0.3 million which exists for a period ending no later than May 28, 2007. An amount of $0.8 million has been accrued in the consolidated balance sheet as at June 30, 2005 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

Other indemnification agreements

In addition, the Company provides indemnifications to counterparties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the counterparties to the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. While some of the agreements specify a maximum potential exposure based on fees paid by counterparties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the period ended June 30, 2005. Historically, the Company has not made any significant payments under such indemnification agreements.

13. Subsequent event

On August 3, 2005, the Company announced an offer to repurchase for cancellation up to $30 million worth of its common shares, in a range of $3.20 to $3.70 per share, though a Dutch auction-type substantial issuer bid. This could represent up to 9.4 million common shares or 9% of the Company's 99.4 million total issued and outstanding common shares. The bid will remain open until September 14, 2005, unless extended by the Company. The normal course issuer bid announced by the Company in February 2005 has been suspended during the tender period of this new share repurchase offer.

Under the normal course issuer bid, as at August 3, 2005, the Company had repurchased 4.1 million shares at an aggregate cost of $13.0 million.

EMERGIS INC.

Management's discussion and analysis of financial condition and results of operations for the three months and six months ended June 30, 2005

This management's discussion and analysis (MD&A) provides a review of the performance of our Company and should be read in conjunction with the unaudited Consolidated financial statements and notes thereto for the second quarter of 2005 and 2004, with the MD&A in the 2004 Annual Report including the section on risks and uncertainties, with the audited Consolidated financial statements for 2004 and the notes thereto in the 2004 Annual Report filed on SEDAR at www.sedar.com. The risk factors set out in the MD&A in our 2004 Annual Report and in our 2004 Annual Information Form filed with the Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our", "the Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

Caution regarding forward-looking statements

Certain statements made in this MD&A, in various filings with Canadian regulators, in reports to shareholders and in other communications, are forward-looking within the meaning of certain securities laws, and are subject to important risks, uncertainties and assumptions. These forward-looking statements include, among others, statements with respect to our objectives and the strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking statements. The forward-looking statements in this MD&A describe our expectations as of August 2, 2005.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among others: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities and delays in signing government contracts, our response to industry's rapid rate of change, competition, our pricing to the government sector, fluctuations in our operating results, failure or material change in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect our intellectual property, infringement claims on our intellectual property, and industry and government regulation.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf.

Definitions

Total revenue: Total revenue includes core revenue by client segment and non-core revenue.

Non-core revenue: Non-core revenue includes revenue derived from an exclusive distribution agreement for certain legacy products signed in 2001 with Bell Canada (Bell legacy contract) and from other non-core and exited products. These activities ended in the second quarter of 2004.

Under the Bell legacy contract, we provided business Internet access services that were no longer considered core to our business strategy. It generated $17.6 million in committed revenue for us in the second quarter of 2004 and $37.7 million on a year-to-date basis in 2004. The contract was terminated in June 2004.

Other non-core and exited products generated $0.7 million in revenue in the second quarter and $1.9 million on a year to date basis for 2004.

Recurring and non-recurring revenue: Our revenue is derived from recurring and non-recurring sources. Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims transport, adjudication and payment, payment and presentment processing, and electronic messaging, and from fixed and/or user-based monthly charges, primarily for hosting and securing network services, maintenance and activation fees. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Non-recurring revenue includes fees for professional services related to the development, implementation, installation and integration of our solutions for clients, and initial software license fees.

Our revenue recognition policy is disclosed in Note 2 to our 2004 consolidated financial statements found in the 2004 Annual Report.

One-time items: One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets, asset write-downs and tax adjustments, as applicable. One-time items do not include accruals or reversals of accruals made in the normal course of business.

Non-GAAP financial measures

EBITDA: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. It agrees, on a consolidated basis, with the amount disclosed as earnings (loss) before under-noted items on the consolidated statements of earnings. EBITDA is presented on a basis that is consistent from period to period.

We believe EBITDA to be an important measuring tool as it allows us to assess the operating performance of our ongoing businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles EBITDA excluding one-time items to EBITDA:

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
EBITDA excluding one-time items	**5.3**	5.2	**11.0**	3.5
(Restructuring) reversal of restructuring and other charges	**-**	(2.4)	**-**	3.9
Income from contract settlements	**1.2**	13.8	**2.4**	13.8
EBITDA	**6.5**	16.6	**13.4**	21.2

Net income (loss) from continuing operations excluding one-time items: The following table reconciles our net income (loss) from continuing operations excluding one-time items to our net income (loss) from continuing operations:

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Net income (loss) from continuing operations excluding one-time items	**1.0**	(7.4)	**(4.1)**	(19.4)
(Restructuring) reversal of restructuring and other charges	**-**	(2.4)	**-**	1.7
Gain on sale of assets	**-**	11.6	**-**	11.6
Write-down of future income tax assets	**-**	(56.0)	**-**	(56.0)
Income from contract settlements	**1.2**	13.8	**2.4**	13.8
Net income (loss) from continuing operations	**2.2**	(40.4)	**(1.7)**	(48.3)

Financial highlights

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Operations				
Revenue				
Health	**22.5**	17.7	**43.9**	32.1
Finance	**18.2**	20.9	**35.3**	40.7
Total Core	**40.7**	38.6	**79.2**	72.8
Non-core	**-**	18.3	**-**	39.6
Total	**40.7**	56.9	**79.2**	112.4
EBITDA				
Reported	**6.5**	16.6	**13.4**	21.2
Excluding one-time items	**5.3**	5.2	**11.0**	3.5
Net income (loss) from continuing operations				
Reported	**2.2**	(40.4)	**(1.7)**	(48.3)
Excluding one-time items	**1.0**	(7.4)	**(4.1)**	(19.4)
Net income (loss) - reported	**11.5**	(37.2)	**5.8**	(37.3)
Per Share Data (Basic and diluted)				
Net income (loss) from continuing operations				
Reported	**0.02**	(0.39)	**(0.02)**	(0.47)
Excluding one-time items	**0.01**	(0.07)	**(0.04)**	(0.19)
Net income (loss) - reported	**0.11**	(0.36)	**0.06**	(0.36)

Consolidated statements of earnings

Three months ended June 30, 2005 compared to the three months ended June 30, 2004

- Total revenue was $40.7 million in 2005 compared to $56.9 million in 2004 mainly due to the absence of non-core revenues in 2005 and to lower recurring Finance revenue partially offset by higher recurring Health revenue.
- In 2005, 95% of revenue was derived from continuing recurring sources compared to 96% in 2004.
- Health revenue grew by 27% in 2005 in comparison to 2004 mainly due to acquisitions made in 2005.
- Finance revenue decreased by 13% in 2005 compared to 2004 due to the expiry of certain point-of-sale and messaging contracts. These decreases were partly offset by transition service revenue associated with the sale of our eSecurity and webdoxs operations in 2004.
- Income from contract settlements of $1.2 million relating to our eInvoicing solution was recorded in 2005.

- EBITDA excluding one-time items was $5.3 million in 2005 compared to $5.2 million in 2004, despite the absence of a contribution from non-core operations in 2005. This was accomplished as a result of cost containment efforts relating to our restructuring initiatives and to the rationalization of our operations.
- Net income from continuing operations in 2005 was $2.2 million compared to a loss of $(40.4) million in 2004 mainly due to a valuation allowance taken in 2004 against our future income tax assets coupled with an improvement in overall profitability in core operations.
- Total net income was $11.5 million ($0.11 per share) in 2005 compared to a total net loss of $(37.2) million ($(0.36) per share) in 2004 mainly due to the aforementioned tax valuation allowance taken in 2004, partly offset by an improvement in overall profitability in core operations and a gain on the sale of our eLending U.S. operations.

Six months ended June 30, 2005 compared to the six months ended June 30, 2004

- Total revenue was $79.2 million in 2005 compared to $112.4 million in 2004 mainly due to the absence of non-core revenues in 2005 and to lower recurring Finance revenue partly offset by higher recurring Health revenue.
- In 2005, 95% of revenue was derived from continuing recurring sources comparable to 2004.
- Health revenue grew by 37% in 2005 in comparison to 2004 mainly due to acquisitions made in 2004 and 2005 and to organic growth in claims processing activities.
- Finance revenue decreased by 13% in 2005 compared to 2004 due to the expiry of certain point-of-sale and messaging contracts. These decreases were partly offset by transition service revenue associated with the sale of our eSecurity and webdoxs operations in 2004.
- Income from contract settlements of $2.4 million related to our eInvoicing solution was recorded in 2005 compared to $13.8 million in 2004 from settlements related to a supplier dispute and to the termination of the Bell legacy contract. .
- EBITDA excluding one-time items was $11.0 million in 2005 in comparison to $3.5 million in 2004 despite the absence of a contribution from non-core operations in 2005. This was accomplished as a result of cost containment efforts relating to our restructuring initiatives and the rationalization of our operations.
- Net loss from continuing operations in 2005 was $(1.7) million compared to a loss of $(48.3) million in 2004 mainly due to a valuation allowance taken in 2004 against our future income tax assets coupled with an improvement in overall profitability in core operations.
- Total net income was $5.8 million ($0.06 per share) in 2005 compared to a total net loss of $(37.3) million ($(0.36) per share) in 2004 mainly due to the aforementioned tax valuation allowance taken in 2004, partly offset by an improvement in overall profitability in core operations.

Consolidated balance sheets

June 30, 2005 compared to December 31, 2004

- Cash and cash equivalents in 2005 were $162.7 million compared to $204.8 million in 2004 mainly due to a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative. Payments made as a result of acquisitions totaled $15.2 million. Cash received on disposal of operations amounted to $24.9 million, including US$9.0 million (C$10.9 million) received as a price adjustment to the sale of our U.S Health operations in 2004. Cash disbursed related to the Normal Course

Issuer Bid (NCIB) amounted to $10.7 million for the quarter and $11.7 million on a year to date basis.

- The decrease in current assets from $241.2 million in 2004 to $196.2 million in 2005 is mainly attributable to the change in cash and cash equivalents noted above. Current liabilities decreased from $114.1 million in 2004 to $74.4 million in 2005 due to reductions in accounts payable and accrued liabilities, recognition of deferred revenue and credits, and the repayment of long-term debt.

Consolidated statements of cash flows

Three months ended June 30, 2005 compared to the three months ended June 30, 2004

- Cash flows from operating activities in 2005 increased to $1.3 million from a use of cash of $12.6 million in 2004. The positive turnaround was based on the strength of net income from continuing operations generated in the quarter despite disbursements of approximately $3 million related to past restructuring initiatives.
- Cash flows from investing activities resulted in a net inflow of $19.9 million in 2005 compared to an inflow of $33.5 million in 2004. The cash inflow for 2005 related to proceeds received on the sale of our eLending U.S. operations in May 2005 and cash received in April 2005 as a price adjustment to the sale of our U.S Health operations in 2004. The cash inflow for 2004 related mainly to proceeds received from the disposition of our eSecurity operations.
- Cash flows from financing activities resulted in a net outflow of $12.8 million in 2005 compared to an outflow of $157.7 million in 2004. The outflow for 2005 pertained mainly to shares we repurchased as part of the NCIB. The outflow for 2004 related mainly to a special cash distribution in the amount of $150.0 million paid to shareholders in June 2004.

Six months ended June 30, 2005 compared to the six months ended June 30, 2004

- Use of cash for operating activities in 2005 increased to $25.7 million from $21.0 million in 2004 mainly due to changes in working capital as a result of disbursements, of which $9 million related to past restructuring initiatives.
- Cash flows from investing activities resulted in a net inflow of $4.2 million in 2005 mainly due to cash received from the sale of our eLending U.S. operations and cash received in April 2005 as a price adjustment on the sale of our U.S Health operations in 2004, partly offset by acquisitions. The inflow in 2004 of $290.9 million related mostly to the sale of our U.S Health operations.
- Cash flows from financing activities resulted in a net outflow of $16.1 million in 2005 compared to an outflow of $161.8 million in 2004. The outflow for 2005 pertained mainly to shares we repurchased as part of the NCIB. The outflow for 2004 related mainly to a special cash distribution in the amount of $150.0 million paid to shareholders in June 2004.

Corporate highlights

Significant Issuer Bid (SIB) - On August 3, 2005, we announced an offer to repurchase for cancellation up to $30 million worth of our common shares, in a range of $3.20 to $3.70 per share, though a Dutch auction-type substantial issuer bid. This could represent up to 9.4 million common shares or 9% of our total issued and outstanding common shares. The bid will remain open until September 14, 2005, unless extended. The normal course issuer bid (NCIB) we announced in February 2005 has been suspended during the tender period of this new share repurchase offer. Under the normal course issuer bid, as at August 3, 2005, we had repurchased 4.1 million shares at an aggregate cost of $13.0 million.

Price adjustment to U.S. Health divestiture - A cash payment of US$9.0 million (C$10.9 million) was received during the quarter as an adjustment to the price received for our former U.S. Health subsidiary which we sold in 2004. We will receive a second cash payment of up to US$6.3 million in the second quarter of 2006. A gain of $1.2 million was recorded as a result of the first cash payment received from this settlement and was included in income from discontinued operations. A further gain will be included in income from discontinued operations upon receipt of the second payment, in an amount equal to the actual net proceeds received at that time.

Sale of eLending U.S. Operations - In May 2005, we sold our eLending U.S. operations to Fiserv Inc. for US$13.8 million in cash. We received US$12.0 million (C$15.1 million) at closing, with the balance of the sale price receivable after a transition period of up to six months. The sale was in line with our plan to rationalize our Finance portfolio.

As a result of the sale of eLending U.S., a gain of $9.8 million was recorded in income from discontinued operations. The financial results of our eLending U.S. operations have been accounted for as a discontinued operation in our financial statements for the second quarter and for prior reporting periods.

Contract with Bell Canada - On July 13, 2005, we signed a services agreement with Bell Security Solutions Inc. (BSSI), a wholly owned subsidiary of Bell Canada, whereby we will operate and support infrastructure components related to specific BSSI security services, for up to two years. The agreement is expected to generate revenues of approximately $7 million annually over the term of the contract.

With this agreement, we will continue to operate and support the eSecurity assets used to provide access control, authentication and authorization services that were acquired by Bell Canada from us in June 2004.

Sun Life contract renewal - On August 1, 2005, we renewed our services agreement with the Sun Life Assurance Company of Canada for another two years, whereby we will continue to provide electronic pharmacy benefit management and dental claims switching services. Sun Life is one of our largest clients.

Results of operation

Revenue for the quarter

Revenue by client segment

Three months ended June 30, 2005 compared to the three months ended June 30, 2004

				2005				2004
	Recurring	Non-recurring	Total	% of total	Recurring	Non-recurring	Total	% of total
Health	22.3	0.2	22.5	55	17.4	0.3	17.7	31
Finance	16.5	1.7	18.2	45	19.2	1.7	20.9	37
Core	38.8	1.9	40.7	100	36.6	2.0	38.6	68
Non-core	-	-	-	-	18.0	0.3	18.3	32
Total	38.8	1.9	40.7	100	54.6	2.3	56.9	100

Total revenue generated in 2005 was $40.7 million compared to $56.9 million in 2004, reflecting mainly the absence of non-core revenue related to the Bell legacy contract in 2005. Core recurring revenue increased 6% to $38.8 million from $36.6 million in 2004 mainly due to a higher contribution from the Health segment. Recurring revenue represented 95% of total core revenue in 2005, unchanged from 2004. U.S.-sourced revenue was 11% of total revenue in 2005 compared to 9% in 2004. Virtually all U.S.-sourced revenue was generated by our Finance segment.

Health: Health revenue in 2005 grew by 27% compared to 2004 due mainly to acquisitions made in 2005. Virtually all the Health revenue was recurring in nature in both 2005 and 2004.

Finance: Finance revenue decreased by 13% in 2005 compared to 2004 mainly due to the expiry of certain point-of-sale and messaging contracts. These decreases were partly offset by transition service revenue associated with the sale of our eSecurity and webdoxs operations. All revenue associated with our eLending U.S. operations has been included in discontinued operations for both the current and prior periods. Recurring revenue in Finance represented 91% of total Finance revenue, which is comparable with the prior year. Some 25% of Finance revenue was sourced in the U.S. compared to 21% in 2004.

Non-core: Non-core revenue was not generated in 2005. The majority of non-core revenue in 2004 was attributable to the Bell legacy contract, which was terminated in June 2004.

Revenue year to date

Revenue by client segment

Six months ended June 30, 2005 compared to the six months ended June 30, 2004

	2005				2004			
	Recurring	Non-recurring	Total	% of total	Recurring	Non-recurring	Total	% of total
Health	**42.9**	**1.0**	**43.9**	**55**	31.4	0.7	32.1	29
Finance	**32.4**	**2.9**	**35.3**	**45**	36.8	3.9	40.7	36
Core	**75.3**	**3.9**	**79.2**	**100**	68.2	4.6	72.8	65
Non-core	**-**	**-**	**-**	**-**	38.7	0.9	39.6	35
Total	**75.3**	**3.9**	**79.2**	**100**	106.9	5.5	112.4	100

Total revenue in 2005 was $79.2 million compared to $112.4 million in 2004, reflecting mainly the absence of non-core revenue related to the Bell legacy contract in 2005. Core revenue has increased by $6.4 million or 9%, stemming from growth in the Health segment, partly offset by a decline in the Finance segment. Core recurring revenue increased to $75.3 million from $68.2 million in 2004, a $7.1 million or 10% increase. Recurring revenue represented 95% of total core revenue in 2005, a level comparable to 2004. U.S.-sourced revenue was 12% of total revenue in 2005 compared to 9% in 2004. Virtually all U.S.-sourced revenue was generated by our Finance segment.

Health: Health revenue in 2005 grew by 37% compared to 2004 due mainly to acquisitions made in both 2004 and 2005 and to organic growth in claims processing activities. Recurring revenue represented approximately all of total Health revenue, a level comparable with the prior year.

Finance: Finance revenue decreased by 13% in 2005 compared to 2004 mainly due to the expiry of certain point-of sale and messaging contracts. These decreases were partly offset by transition service revenue associated with the sale of our eSecurity and webdoxs operations. All revenue associated with our eLending U.S. operations has been included in discontinued operations for both the current and prior periods. Recurring revenue in Finance represented 92% of total Finance revenue comparable with the prior year. Some 27% of Finance revenue was sourced in the U.S. compared to 21% in 2004.

Non-core: No Non-core revenue was generated in 2005. The majority of non-core revenue in 2004 was attributable to the Bell legacy contract, which was terminated in June 2004.

Related-party revenue and expenses

From January 1 to June 16, 2004, we were related to BCE and its subsidiaries. Related-party revenue during 2004 amounted to $9.1 million for the second quarter and $25.9 million on a year-to-date basis. Related-party direct costs for the same periods of 2004 totaled $9.1 million and $22.4 million, respectively. Other related-party expenses, also in 2004, of $7.0 million for the quarter and $18.3 million on a year-to-date basis, were due to activities related to the Bell legacy contract.

As a result of a tax loss monetization structure established with Bell Canada, we also generated net interest income of $2.6 million and a provision for income taxes in the amount of $3.0 million, resulting in a net negative impact on net income of $0.4 million for the second quarter of 2004. On a year-to-date basis, the comparative figures were net interest income of $6.4 million and a provision for income taxes in the amount of $7.5 million, resulting in a net negative impact on net income of $1.1 million.

Income from contract settlements

In December 2004 we received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an e-Invoicing customer, and for transition services to be provided to such customer in 2005. In each of the first and second quarters of 2005, we recorded $0.9 million in revenue for transition services and $1.2 million as income from contract settlements.

Direct costs and gross margin

Three months ended June 30, 2005 compared to the three months ended June 30, 2004

	Health		Finance		Total Core		Non-core		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Revenue	**22.5**	17.7	**18.2**	20.9	**40.7**	38.6	**-**	18.3	**40.7**	56.9
Direct costs	**4.2**	3.9	**2.8**	2.2	**7.0**	6.1	**-**	8.0	**7.0**	14.1
Gross margin	**18.3**	13.8	**15.4**	18.7	**33.7**	32.5	**-**	10.3	**33.7**	42.8
Gross margin %	**81%**	78%	**85%**	89%	**83%**	84%	**-**	56%	**83%**	75%

Six months ended June 30, 2005 compared to the six months ended June 30, 2004

	Health		Finance		Total Core		Non-core		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Revenue	**43.9**	32.1	**35.3**	40.7	**79.2**	72.8	**-**	39.6	**79.2**	112.4
Direct costs	**8.9**	7.3	**5.0**	4.8	**13.9**	12.1	**-**	15.9	**13.9**	28.0
Gross margin	**35.0**	24.8	**30.3**	35.9	**65.3**	60.7	**-**	23.7	**65.3**	84.4
Gross margin %	**80%**	77%	**86%**	88%	**82%**	84%	**-**	60%	**82%**	75%

Direct costs include telecommunications costs relating to services provided to clients, the cost of products or services purchased specifically for client projects, royalties payable to third parties pertaining to certain products, and personnel costs for the installation and integration of specific client projects directly related to revenue. Overall, the increase in our gross margin, from 75% to 83%, for the quarter, and 75% to 82% on a year-to-date basis, reflects the absence of non-core revenue in 2005, a segment which had a gross margin lower than either the Health or Finance segments.

Operating expenses

Three months and six months ended June 30, 2005 compared to three months and six months ended June 30, 2004

	Three-month period ended June 30				Six-month period ended June 30			
	2005		2004		2005		2004	
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Operations	10.8	27	19.8	35	21.2	27	39.4	35
Sales and marketing	5.0	12	5.3	9	9.2	12	10.4	9
Research and development	7.0	17	7.5	13	13.6	17	19.0	17
General and administrative	5.6	14	5.0	9	10.3	13	12.1	11
Total before:	28.4	70	37.6	66	54.3	69	80.9	72
Restructuring (reversal of) and other charges	-	-	2.4	4	-	-	(3.9)	(3)
Total	28.4	70	40.0	70	54.3	69	77.0	69
Workforce - continuing operations, end of period	889		1,148		889		1,148	

Operations: Operations expenses consist primarily of personnel and personnel-related costs, software and hardware maintenance, and facilities costs associated with each line of business. For both the quarter and year to date, expense levels have decreased in both dollar and percentage of revenue terms, principally due to the absence of non-core operations in 2005 and to the November 2004 restructuring initiative.

Sales and marketing: Sales and marketing expenses consist primarily of personnel-related costs, as well as promotional, trade show and other expenses related to the development of active and future solutions. Expenses have decreased, for the quarter and year-to-date in dollar terms mainly as a result of cost-cutting initiatives related to our Finance operations in the U.S., and to the November 2004 restructuring initiative.

Research and development: Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions, and the enhancement and maintenance of existing solutions. Expenses have decreased, in dollar terms in 2005 as a result of cost containment efforts, though they have remained stable on a year-to-date basis as a percentage of revenues.

General and administrative: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. For the quarter, expenses are higher due to a one-time reduction in legal costs in Q2 2004 related to the settlement of a supplier dispute (see note 7 of our 2004 audited consolidated financial statements). On a year-to-date basis, expenses decreased compared to 2004 in total dollar terms reflecting the impact of the November 2004 streamlining initiative, on-going efforts to contain expenses, and reductions in certain contingency provisions.

Restructuring and other charges: In December 2003, we signed an agreement to sell the majority of our U.S. Health operations. As a result of this agreement, we developed a restructuring program to streamline our organizational structure and rationalize our overhead. This resulted in a pre-tax charge of $38.2 million in 2003. Since we were not able to complete all of the streamlining activities related to this charge, we reversed $6.3 million of the charge in the first quarter of 2004. We subsequently completed the activities and incurred charges, which offset the reversal in the following quarters of 2004, including a $2.4 million charge in the second quarter of 2004.

In November 2004, we undertook a new restructuring initiative involving principally a reduction in headcount and rationalization of facilities. The plan was substantially complete by the end of 2004. A restructuring charge of $18.7 million related to the plan was taken in the fourth quarter of 2004. The results of this initiative on a year-to-date basis, are evident when comparing the expenses noted above for 2005 and 2004.

Workforce: Total workforce related to continuing operations decreased from 1,148 at June 30, 2004 to 889 at June 30, 2005, mainly due to the restructuring initiative undertaken in November 2004 and to continued cost containment efforts.

EBITDA

Three months and six months ended June 30, 2005 compared to three months and six months ended June 30, 2004

	Three-month period ended June 30				Six-month period ended June 30			
	2005		2004		**2005**		2004	
	$	**Margin%**	$	Margin%	**$**	**Margin%**	$	Margin%
Health	**3.6**	**16**	3.1	18	**8.0**	**18**	4.7	15
Finance	**1.7**	**9**	(0.2)	(1)	**3.0**	**8**	(7.9)	(19)
Total Core	**5.3**	**13**	2.9	8	**11.0**	**14**	(3.2)	(4)
Non-core	**-**	**-**	2.3	13	**-**	**-**	6.7	17
Sub-total excluding one-time items:	**5.3**	**13**	5.2	9	**11.0**	**14**	3.5	3
Income from contract settlements	**1.2**	**3**	13.8	24	**2.4**	**3**	13.8	12
Restructuring and other charges	**-**	**-**	(2.4)	(4)	**-**	**-**	3.9	4
Total	**6.5**	**16**	16.6	29	**13.4**	**17**	21.2	19

Health: Health EBITDA increased for the second quarter mainly as a result of acquisitions completed in 2004 and 2005. On a year-to-date basis EBITDA increase mainly due to higher revenue generated as a result of the acquisitions completed in 2004 and 2005, organic growth and to cost containment efforts.

Finance: Finance EBITDA increased for the second quarter and year to date compared to 2004 due to specific cost cutting initiatives related to our Finance operations in the U.S., cost-cutting related to our November 2004 restructuring initiative and to revenue from outsourcing services related to the sale of our eSecurity and webdoxs operations.

Non-core: Non-core EBITDA in 2004 was generated mainly by the Bell legacy contract, which was terminated in June 2004.

Other expenses

Three months and six months ended June 30, 2005 compared to the three months and six months ended June 30, 2004.

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
EBITDA before under-noted items	**6.5**	16.6	**13.4**	21.2
Depreciation	**3.0**	3.4	**6.4**	5.7
Amortization of intangible assets	**2.7**	3.9	**5.2**	7.4
Interest income	**(0.9)**	(3.6)	**(1.8)**	(8.8)
Interest on long-term debt	**0.4**	0.6	**0.8**	1.2
Gain on sale of assets	**-**	(11.6)	**(0.1)**	(12.1)
(Gain) loss on foreign exchange	**(1.4)**	-	**3.8**	3.5
Income (loss) from continuing operations before income taxes	**2.7**	23.9	**(0.9)**	24.3
Income taxes	**0.5**	64.3	**0.8**	72.6
Net income (loss) from continuing operations	**2.2**	(40.4)	**(1.7)**	(48.3)
Income from discontinued operations	**9.3**	3.2	**7.5**	11.0
Net income (loss)	**11.5**	(37.2)	**5.8**	(37.3)
Basic and diluted income (loss) per share from continuing operations	**0.02**	(0.39)	**(0.02)**	(0.47)
Basic and diluted income per share from discontinued operations	**0.09**	0.03	**0.07**	0.11
Basic and diluted income (loss) per share	**0.11**	(0.36)	**0.06**	(0.36)

Depreciation: The increase in depreciation expense on a year-to-date basis is mainly the result of a review of the useful lives of certain assets performed in December of 2003 which resulted in a downward adjustment in depreciation expense in the first quarter of 2004. For the quarter, depreciation expense is in line with that of the prior year.

Amortization of intangible assets: Amortization of intangibles for both the quarter and year to date decreased mainly as a result of certain intangible assets becoming fully amortized during the course of 2004.

Interest income: Interest income for both quarter and year-to-date decreased mainly due to the termination in May 2004 of the tax loss monetization structure with Bell Canada as described in Note 20 to the 2004 audited consolidated financial statements.

Interest on long-term debt: Interest on long-term debt decreased due to lower average debt outstanding in 2005 compared to 2004 for both the quarter and year-to-date comparisons.

Gain on sale of assets: The 2004 gain on sale of assets pertains mainly to the sale of intellectual property related to the Bell legacy contract in 2004.

(Gain) loss on foreign exchange: The foreign exchange gain for the quarter is due to a partial reduction in the net investment in a foreign subsidiary and a favorable exchange rate change for the quarter.

Income taxes: The decrease in income tax expense for both the quarter and year-to-date is mainly attributable to a valuation allowance of $56.0 million recorded against the future income tax assets of our continuing Canadian operations in the second quarter of 2004. This valuation allowance was taken as a result of the our assessment that the future income tax assets were no longer 'more likely than not' realizable, given the uncertainty surrounding our ability to generate sufficient taxable income due to the termination on May 31, 2004 of the tax loss monetization arrangement in place with Bell Canada.

Net loss from continuing operations

Net income from continuing operations for the quarter totaled $2.2 million or $0.02 per share on a fully diluted basis in 2005 compared to a net loss of $(40.4) million or $(0.39) per share in 2004. Excluding one-time items, the equivalent figures were net income of $1.0 million or $0.01 per share compared to a net loss of $(7.4) million or $(0.07) per share in 2004.

Net loss from continuing operations on a year-to-date basis totaled $(1.7) million or $(0.02) per share on a fully diluted basis in 2005 compared to a net loss of $(48.3) million or $(0.47) per share in 2004. Excluding one-time items, the equivalent figures were a net loss of $(4.1) million or $(0.04) per share compared to $(19.4) million or $(0.19) per share in 2004.

Discontinued operations

Discontinued operations include our former U.S. Health, eSecurity, webdoxs and eLending U.S. operations. Details regarding the statements of earnings for these discontinued operations can be found in Note 4 to our unaudited interim consolidated financial statements. For the quarter, discontinued operations contributed $9.3 million to our net income ($3.2 million contribution in 2004) and $7.5 million on a year to date basis ($11.0 million contribution in 2004).

Net income (loss)

Net income for the quarter was $11.5 million ($0.11 per share), compared to a net loss of $(37.2) million ($(0.36) per share) reported in 2004. On a year-to-date basis net income was $5.8 million ($0.06 per share) compared to a loss of $(37.3) million ($(0.36) per share) in 2004. The 2004 quarterly and year-to-date loss were due mainly to a valuation allowance taken against our future income tax assets.

Liquidity and capital resources

As of June 30, 2005 we had $162.7 million in cash and cash equivalents on hand compared to $204.8 million as of December 31, 2004. The decrease was mainly due to a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative. Also contributing to the decrease in cash were the funds we used for the repurchase of our shares through the NCIB. Funding of our acquisitions of NDCHealth Corporation's Canadian claims processing and pharmacy systems businesses were partly offset by the cash received from the sale of our eLending U.S. operations. We also received in the quarter US$9.0 million (C$10.9 million) in cash as an adjustment to the sale price for our U.S Health operations.

Our balance sheet reflects a current ratio of 2.6 times in 2005 compared to 2.1 times in December 2004. We also had access to unused lines of credit totaling $8.0 million as at June 30, 2005 ($8.6 million as at June 30, 2004). As at June 30, 2005, an amount of $4.3 million, unchanged from December 31, 2004, representing irrevocable letters of credit guaranteeing operating lease commitments, had been committed from these facilities.

The table below sets forth a summary of cash flow activity and should be read in conjunction with our interim consolidated statements of cash flows.

Three months and six months ended June 30, 2005 compared to the three months and six months ended June 30, 2004.

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Cash flows from (used for) operating activities	**1.3**	(12.6)	**(25.7)**	(21.0)
Cash flows from investing activities	**19.9**	33.5	**4.2**	290.9
Cash flows used for financing activities	**(12.8)**	(157.7)	**(16.1)**	(161.8)
Other	**(0.8)**	7.4	**(0.6)**	3.8
Increase (decrease) in continuing cash position	**7.6**	(129.4)	**(38.2)**	111.9
Cash flow used for discontinued operations	**(0.8)**	(3.6)	**(3.9)**	(6.9)
Increase (decrease) in cash position	**6.8**	(133.0)	**(42.1)**	105.0
Cash and cash equivalents, beginning of period	**155.9**	375.4	**204.8**	137.4
Cash and cash equivalents, end of period	**162.7**	242.4	**162.7**	242.4

Operating activities

Operating activities for the quarter generated a positive cash flow of $1.3 million. The positive turnaround was based on the strength of our net income from continuing operations generated in the quarter despite disbursements of approximately $3 million related to past restructuring initiatives. In 2004, an outflow of $12.6 million was recorded mainly as a result of significant changes in working capital relating to the termination of the Bell legacy contract.

For the six months, our operating activities used $25.7 million mainly due to changes in working capital related to disbursements associated with the November 2004 restructuring initiative and to a decrease in other payables. In 2004 an outflow of $21.0 million was recorded mainly as a result of significant changes in working capital as a result of the termination of the Bell legacy contract.

Investing activities

For the quarter, cash flows from investing activities resulted in a net inflow of $19.9 million in 2005, of which $14.5 million was attributable to the sale of eLending U.S (net of disposition costs) and $10.9 million to cash received as a price adjustment on the sale of our U.S Health operations. These amounts were partly offset by additions to fixed and intangible assets and business acquisitions of $2.8 million and $2.7 million, respectively. In 2004, an inflow of $33.5 million was recorded mainly due to cash received from the sale of our eSecurity operations.

On a year-to-date basis, cash flows from investing activities resulted in a net inflow of $4.2 million in 2005, comprised of cash outflows of $5.6 million and $15.2 million related to additions to fixed and intangible assets and acquisitions, respectively, partly offset by cash proceeds of $14.0 from the sale of certain businesses (net of disposition costs) and $10.9 million received as an adjustment to the sale price of our U.S. Health operations. In 2004, an inflow of $290.9 million was recorded due to $320.2 million received from sale of various businesses partly offset by outflows of $22 million related to business acquisitions and $7.6 million in additions to fixed and intangible assets.

Financing activities

Cash flows from financing activities, for the quarter, resulted in a net outflow of $12.8 million in 2005, of which $10.7 million was attributable to the NCIB we initiated in the first quarter of the year and $0.1 million related to other equity transactions. The remaining $2.0 million of cash outflows was a result of the repayment of long-term debt. In 2004, an outflow of $157.7 million was recorded mainly due to a $150.0 million special cash distribution to shareholders. The remaining $7.7 million outflow related to the repayment of long-term debt of $8.2 million, partly offset by $0.5 million received from the issue of common shares.

For the six months, cash flows from financing activities resulted in a net outflow of $16.1 million in 2005, of which $11.7 million was attributable to the NCIB and $0.1 million related to other equity transactions. The remaining $4.3 million cash outflow is a result of repayment of long-term debt. In 2004, an outflow of $161.8 million was recorded mainly due to a $150.0 million special cash distribution to our shareholders. The remaining $11.8 million outflow related to the repayment of long-term debt of $12.6 million, partly offset by $0.8 million received from the issue of common shares.

Discontinued operations

Cash flows used for discontinued operations were $0.8 million in the current quarter ($3.6 million in 2004) and $3.9 million on a year-to-date basis ($6.9 million in 2004). These cash flows relate to businesses disposed of in the past two years. See note 4 to our unaudited interim consolidated financial statements for details.

Financial instruments

Our principal financial instruments included cash and cash equivalents, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities, and long-term debt.

We have not purchased derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal, since our long-term debt carries a fixed rate of interest and consists mainly of capital leases.

Our only derivative instruments at December 31, 2004 were currency forward contracts relating mainly to a net investment in a foreign subsidiary. As at June 30, 2005, we had no currency forward contracts outstanding.

Off-balance sheet arrangements

As a regular part of our business, we may enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

The nature of most of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnities in the past.

We had $64.6 million of funds in transit as at June 30, 2005 ($55.6 million as at December 31, 2004), which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf. An equal amount is payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis.

Acquisitions and divestitures

In March and April of 2005 we acquired NDCHealth Corporation's Canadian claims processing and pharmacy systems businesses for $15.8 million and $2.5 million, respectively, and recorded these acquisitions using the purchase method of accounting. For details of our acquisitions, see note 5 to our unaudited interim consolidated financial statements. In May 2005, we sold our eLending U.S. operations for US$13.8 million and recorded a gain of $9.8 million. For details of this sale, see note 4 to our unaudited interim consolidated financial statements.

Outstanding securities

As at July 21 2005, we had 99,420,167 common shares outstanding and 1,945,206 options granted. The options are exercisable on one-for-one basis into common shares.

Critical accounting estimates

About the CICA: The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our 2004 audited consolidated financial statements provides a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgment which affects the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgment and uncertainty, the amount currently presented in the consolidated financial statements could, in the future, prove to be inaccurate. We consider such estimates to be important to the reader's understanding of our financial statements because these estimates rely on our judgment and are based on factors that are highly uncertain.

Our significant accounting policies, including recently adopted accounting policies in 2005, remain substantially unchanged and are herein incorporated by reference from our 2004 audited consolidated financial statements and our second quarter 2005 unaudited consolidated financial statements.

Recently adopted accounting policies

Consolidation of Variable Interest Entities: In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), 'Consolidation of Variable Interest Entities'. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline is required for annual and interim periods beginning on or after November 1, 2004. The application of AcG-15 had no impact on our unaudited interim consolidated financial statements.

Outlook

We generated EBITDA of $13.4 million in the first six months of 2005, which included $2.4 million of non-recurring income from contract settlements. Net loss from continuing operations of $(1.7) million resulted mainly from non-cash related expenses. Net income of $5.8 million was due in most part to the gain realized on the sale of our eLending U.S. operations recorded in discontinued operations.

Operationally, we are focused on growing our Health business, both organically and through acquisitions, as evidenced by our acquisition of NDCHealth Corporation's Canadian claims processing and pharmacy businesses in 2005. On the Finance side, we completed the rationalization of our portfolio with the sale of our eLending U.S. operations and intend to grow this business organically within its current solution set.

Our balance sheet remains strong and we intend to use the funds on hand both in the short and medium term to enhance shareholder value, as evidenced by the NCIB we initiated in the first quarter of 2005 and the recently announced SIB.

In 2005, overall core revenue is targeted to increase over 2004. Health revenue is expected to grow both organically and as a result of the impact of acquisitions made in both 2004 and 2005 partly offsetting the decline in Finance revenue due to expiry of certain point-of-sale and messaging contracts and the wind-down of our eInvoicing operations. Core EBITDA is expected to follow a pattern similar to core revenue for the current year.

We expect to continue financing capital expenditures and share repurchases and discharging our liabilities with funds on hand, internally generated funds and available credit facilities.

Emergis

>>> News release

Emergis selected to negotiate with Newfoundland and Labrador for drug information system project

Montréal, August 19, 2005 – Emergis Inc. (TSX: EME) today announced that the Emergis-led consortium has been selected to enter into exclusive negotiations with The Newfoundland and Labrador Centre for Health Information (The Centre), potentially leading to a contract for the development and implementation of a comprehensive pharmacy network, also known as a drug information system (DIS), that will meet the objectives and requirements of the Province of Newfoundland and Labrador. Neither the outcome, nor the scope of the negotiations, nor the value of any potential resulting contract can be evaluated at this time.

"We are honoured to have been selected by the Province of Newfoundland and Labrador for this next step in the process and are looking forward to making The Centre's drug information system a very successful endeavour," said François Côté, President and Chief Executive Officer of Emergis. "We strongly believe that the successful implementation and adoption of this leading initiative will improve the quality, safety and delivery of patient care for the citizens of Newfoundland and Labrador."

The Emergis DIS Consortium is composed of four Canadian companies: Emergis Inc., Systems Xcellence Inc. (TSX: SXC), Courtyard Group Ltd. and zedIT Solutions Inc.

DIS are a key component of the electronic health record solution that governments throughout Canada will be creating in the coming years. Among other things, DIS provide authorized physicians and pharmacists with access to the complete medication profile of patients, allowing the secure exchange of relevant and current information. By ensuring proper drug utilization, DIS address key health care issues such as patient safety concerns.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions to the leading health insurance companies, government agencies and about 2,400 pharmacies in Canada, and to top financial institutions in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any

dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, complexities in signing government contracts, our response to industry's rapid rate of change, competition, application of our pricing to the government sector, fluctuations in our operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT AUGUST 19, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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Information:

Media: Ann-Marie Gagné, 450 928-6361
Investors: Robert Comeau, 450 928-6849

OGILVY
RENAULT

LLP / S.E.N.C.R.L., s.r.l.

Montreal, August 8, 2005

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Northwest Territories Securities Registry
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Prince Edward Island Registrar of Securities
Securities Commission of Newfoundland and Labrador
Yukon Territory, Registrar of Securities

Dear Sirs,

RE : Emergis Ic. ("**Emergis**")
Filing of Emergis' Offer to Purchase up to $30,000,000 worth of its common shares (the "**Offer**") and Issuer Bid Circular dated August 2, 2005 (the "**Circular**")

We consent to the inclusion of our name in the Sections titled "**INCOME TAX CONSEQUENCES — Certain Canadian Federal Income Tax Considerations for Canadian Holders**" and "**Certain Canadian Federal Income Tax Considerations for Non-Canadian Holders**" in the Offer and accompanying Circular dated August 2, 2005, made by Emergis to the holders of its common shares and the reference to our opinion contained therein.

This letter is solely for the information of the securities commissions and regulators mentioned above and is not to be relied upon by any other person.
Yours truly,

(*signed*)

OGILVY RENAULT LLP

Barristers & Solicitors,
Patent Agents & Trade-mark Agents

Suite 1100
1981 McGill College Avenue
Montréal, Quebec H3A 3C1
Canada

Telephone (514) 847-4747
Fax (514) 286-5474

ogilvyrenault.com

Montréal • Ottawa • Québec • Toronto • Vancouver • London (UK)

TO: SECURITIES COMMISSIONS AND OTHER SIMILAR REGULATORY AUTHORITIES IN CANADA

CERTIFICATE OF MAILING

Re: Mailing of Emergis Inc. ("Emergis") Offer Circular, Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Shareholders, Letter to Option Holders (the "Documents relating to the Offer to Purchase by Emergis Inc");

I, the undersigned, Antonio Iervolino, of Montreal, Province of Québec, hereby certify as follows:

1. I am an Associate Client Manager of CIBC Mellon Trust Company (" CIBC Mellon ");

2. On August 8th, 2005, CIBC Mellon initiated and completed the mailing, postage prepaid, to its shareholders and option holders its Offer Circular, Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Shareholders, Letter to Option Holders;

3. On August 8th, 2005, CIBC Mellon initiated and completed the mailing, postage prepaid, to its shareholders and option holders of the Documents relating to the Offer to Purchase; and

4. On August 8th, 2005, CIBC Mellon has completed the mailing of all of the above material, postage prepaid, to the shareholders and option holders of Emergis, at the shareholders' latest addresses as shown on the books of Emergis.

And I have signed on August 8th, 2005 in the City and District of Montréal, Province of Québec, Canada.

(signed)
Antonio Iervolino
Witness

(signed)
Jeannine Rigon
Client Manager

OGILVY
RENAULT

LLP / S.E.N.C.R.L., s.r.l.

Direct Dial: (514) 847-4516
eshapiro@ogilvyrenault.com

Montreal, August 8, 2005

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Autorité des marchés financiers, Direction de l'encadrement des marchés de valeurs
The Manitoba Securities Commission
New Brunswick Office of the Administrator
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Saskatchewan Financial Services Commission, Securities Division
Northwest Territories Securities Commission
Nunavut Securities Commission
Yukon Securities Commission

(collectively, the "**Regulatory Authorities**")

Dear Sirs, Mesdames:

RE: Emergis Inc. - Filing of a Material Change Report

On behalf of Emergis Inc., we enclose for filing with the Regulatory Authorities a material change report of even date herewith. We are also concurrently making payment of the applicable filing fees to the Regulatory Authorities of Quebec ($85.00), New Brunswick ($25.00), Nova Scotia ($25.00), Northwest Territories ($25.00), Nunavut ($25.00) and Yukon ($25.00).

Please do not hesitate to contact the undersigned f you have any questions or comments regarding the foregoing.

Yours truly,

(signed)

Elliot Shapiro

82-5206

OGILVY
RENAULT
LLP / S.E.N.C.R.L., s.r.l.

Direct Dial: (514) 847-4516
E-mail: eshapiro@ogilvyrenault.com

VIA SEDAR

Montreal, August 8, 2005

To the securities regulatory authorities
listed in **Schedule A** hereto

Dear Sirs, Mesdames:

RE: Emergis Inc. - Issuer Bid Documents

In connection with the announcement by Emergis Inc. (the "**Corporation**") of a substantial issuer bid (the "**Bid**") to purchase up to $30,000,000 worth of its common shares (the "**Shares**") at a price of not less than $3.20 per Share nor more than $3.70 per Share, we are filing herewith, on behalf of the Corporation, the following:

1. English and French language versions of the Corporation's issuer bid circular dated August 2, 2005;

2. English and French language versions of the Letter of Transmittal;

3. English and French language versions of the Notice of Guaranteed Delivery;

4. English and French language versions of a letter to the Corporation's shareholders;

5. English and French language versions of a letter addressed to holders of options to purchase Shares;

6. a consent letter of Ogilvy Renault LLP, the Corporation's legal counsel;

7. a consent letter of TD Securities Inc., the dealer manager of the Bid and financial advisor to the Corporation; and

8. the applicable filing fees as detailed in **Schedule B** hereto.

Please do not hesitate to contact the undersigned should you have any questions in respect of the enclosed materials.

Yours truly,

(*signed*)

Elliot Shapiro

EIS/db

Enclosures

SCHEDULE A

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Northwest Territories Securities Commission

Nova Scotia Securities Commission

Nunavut Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities (Prince Edward Island)

Yukon Securities Commission

SCHEDULE B

Applicable Filing Fees – Issuer Bid Circular

PAYEE	FEE
British Columbia	$750.00
Alberta	$1,000.00
Saskatchewan	$550.00
Manitoba	$500.00
Ontario	$5,500.00
Quebec	Nil
New Brunswick	$350.00
Nova Scotia	$25.00
Prince Edward Island	Nil
Newfoundland and Labrador	$500.00
Northwest Territories	$25.00
Nunavut	$25.00
Yukon	$25.00
SUB-TOTAL:	**$9,250.00**
SEDAR Fee (payable to CDS Inc.)	$1,363.05
TOTAL:	**$10,613.05**

OGILVY
RENAULT
LLP / S.E.N.C.R.L., s.r.l.

Ligne directe : (514) 847-4516
eshapiro@ogilvyrenault.com

VIA SEDAR

Montréal, le 8 août 2005

Autorité des marchés financiers
Tour de la Bourse
800, Square Victoria, 22e étage
Montréal (Québec) H4Z 1G3

OBJET : Emergis Inc. – Offre publique de rachat

Mesdames, Messieurs,

Veuillez trouver sous pli l'avis d'offre publique de rachat prévu à l'article 189.1.1 du *Règlement sur les valeurs mobilières* (Québec). Nous incluons aussi un montant de 1 275,00 $ en paiement des droits prescrits.

Nous vous prions d'agréer, Mesdames, Messieurs, l'expression de nos salutations distinguées.

(Signé)

Elliot Shapiro

EIS/db

p.j.

AVIS D'OFFRE PUBLIQUE DE RACHAT

(article 189.1.1 du *Règlement sur les valeurs mobilières* (Québec))

1. La dénomination et l'adresse du siège social de la société visée :

   Emergis Inc.
   1000 de Serigny
   Bureau 600
   Longueuil, Québec, Canada J4K 5B1

2. Le nom et l'adresse du siège social de l'initiateur :

   Emergis Inc.
   1000 de Serigny
   Bureau 600
   Longueuil, Québec, Canada J4K 5B1

3. La désignation des titres qui font l'objet de l'offre :

   Les titres visés sont les actions ordinaires (les « **actions** ») de Emergis Inc. (la « **Société** »).

4. La date de l'offre :

   L'offre commencera le 8 août 2005 et expirera à 20 h 30 (heure de Montréal) le 14 septembre 2005, à moins qu'elle ne soit prolongée par la Société.

5. Le nombre maximal de titres de la catégorie sur laquelle porte l'offre que l'initiateur compte acquérir :

   Le nombre maximal d'actions de la Société qui peuvent être rachetées dans le cadre de l'offre est de 9 375 000, soit environ 9,4 % des 99 420 167 actions émises et en circulation en date du 2 août 2005.

6. La valeur, en monnaie canadienne, de la contrepartie offerte par titre :

   La valeur de la contrepartie offerte par action sera déterminée selon une procédure appelée « adjudication à prix uniforme » qui permettra à l'actionnaire de la Société de déposer des actions à un prix compris dans la fourchette d'au plus 3,70 $ par action et d'au moins 3,20 $ par action. Le prix de rachat effectif qui sera payé par la Société sera le prix par action qui permettra à la Société de racheter un nombre d'actions à un prix global de rachat de 30 000 000,00 $. Les actionnaires de la Société qui déposeront leurs actions à des prix égaux ou inférieurs au prix de rachat recevront le prix de rachat. Toutes les actions déposées à un prix supérieur seront retournées aux actionnaires de la Société.

7. Les droits payables en rapport avec l'offre, établis selon le paragraphe 1° de l'article 271.4 et l'article 271.12 du *Règlement sur les valeurs mobilières* (Québec) :

   Les droits payables sur l'offre sont de 1 275,00 $.

8. L'information contenue dans le présent avis est véridique et complète.

   Le 8 août 2005.

EMERGIS INC.

Par: (*signé*) ______________________
Monique Mercier
Vice-président exécutive, Affaires juridiques et générales

Emergis

82-5206

TD Securities

TD Securities Inc.
1 Place Ville Marie, Suite 2315
Montreal, Quebec H3B 3M5

Montreal, August 8, 2005

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Northwest Territories Securities Registry
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Prince Edward Island Registrar of Securities
Securities Commission of Newfoundland and Labrador
Yukon Territory, Registrar of Securities

Dear Sirs,

RE : Emergis Ic. ("**Emergis**")
Filing of Emergis' Offer to Purchase up to $30,000,000 worth of its common shares (the "**Offer**") and Issuer Bid Circular dated August 2, 2005 (the "**Circular**")

We consent to the inclusion of our name and the reference to our liquidity opinion dated August 2, 2005 in Section 2 of the Circular, "**PURPOSE AND EFFECT OF THE OFFER**" and to the inclusion of the text of our opinion in Schedule A to the Offer and accompanying Circular, which Schedule is incorporated by reference in the Offer and accompanying Circular.

This letter is solely for the information of the securities commissions and regulators mentioned above and is not to be relied upon by any other person.

Yours truly,

TD Securities Inc.

TD SECURITIES INC.

THIS IS NOT A LETTER OF TRANSMITTAL

Notice of Guaranteed Delivery

for
Deposit of Common Shares
of

EMERGIS INC.

As set forth in Section 3 of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to deposit common shares (the "**Shares**") of Emergis Inc. ("**Emergis**") pursuant to the Offer (as defined below) if certificates for Shares are not immediately available or time will not permit all documents required by the Letter of Transmittal to reach the Depositary by the Expiration Date (as defined in the Offer to Purchase). Such form may be delivered by hand or transmitted by facsimile transmission or letter to the Depositary at the office set forth below. See Section 3 of the Offer to Purchase.

TO: **EMERGIS INC.**

AND TO: **CIBC MELLON TRUST COMPANY, as Depositary**

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

E-mail: inquiries@cibcmellon.com

By Facsimile Transmission
Fax: (416) 643-3148

By Hand and By Courier
CIBC Mellon Trust Company
Commerce Court West
Securities Level
199 Bay Street
Toronto, Ontario M5L 1G9

Attention: Special Projects

Delivery of this Notice of Guaranteed Delivery to the address or transmission of instructions via a facsimile number other than as set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear on the applicable space on the Letter of Transmittal.

The undersigned hereby deposits to Emergis in the manner and at the price per Share indicated below, net to the shareholder in cash (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in Emergis' Offer to Purchase for $30,000,000 up to 9,375,000 Shares dated August 2, 2005 (the "**Offer to Purchase**") and the related Letter of Transmittal (which together constitute the "**Offer**"), receipt of which is hereby acknowledged, the number of Shares indicated below pursuant to the guaranteed delivery procedure as set forth in Section 3 of the Offer to Purchase.

Certificate Number(s) - If Available	Number of Shares	Name & Address of Shareholder (please print)

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM

The Institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such institution.

GUARANTEE
(Not to be used for signature guarantee)

The undersigned, a Canadian chartered schedule 1 bank, a major trust company in Canada, a member firm of a recognized stock exchange in Canada or a U.S. financial institution (including most U.S. banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the New York Stock Exchange Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP) guarantees to deliver to the Depositary at its address set forth above the certificate(s) representing the Shares deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually signed photocopy thereof) and any other required documents, on or before 5:00 p.m., Montreal Time, on the third trading day after the Expiration Date. As used herein, a "Trading Day" means a day on which trading occurs on the Toronto Stock Exchange.

Name of Firm ______________________

Address of Firm ______________________

____

____
Postal Code or Zip Code

Area Code and Tel. No. ______________________

Authorized Signature ______________________

Name ______________________
(Please type or print)

Title ______________________

Dated ______________________, 2005

BOX A TYPE OF TENDER	
Check only one box. Shares are being deposited hereby pursuant to:	
☐ An Auction Tender (Please complete Box B)	☐ A Purchase Price Tender

BOX B
AUCTION TENDER PRICE (IN CANADIAN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING DEPOSITED.

This box **MUST** be completed if Shares are being deposited pursuant to an Auction Tender.

Shade in the appropriate boxes to indicate Auction Tender Price and write in the Price in the blank space provided (See example below).

CDN$	.	¢	¢
	.		0☐
	.		1☐
	.	2☐	2☐
3■	.	3☐	3☐
	.	4☐	4☐
	.	5☐	5☐
	.	6☐	6☐
	.	7☐	7☐
	.		8☐
	.		9☐
CDN$ 3	.		

If portions of shareholdings are being deposited at different prices, use a separate Notice of Guaranteed Delivery for each price specified. (See Instruction 5 of the Letter of Transmittal)

EXAMPLE

For Example: If you wished to deposit Shares at $3.30, you would shade the boxes as follows (shareholders are reminded that the range of this offer is $3.20 to $3.70 and that they may only deposit Shares at prices in increments of $0.01):

CDN$	.	¢	¢
	.		0■
	.		1☐
	.	2☐	2☐
3■	.	3■	3☐
	.	4☐	4☐
	.	5☐	5☐
	.	6☐	6☐
	.	7☐	7☐
	.		8☐
	.		9☐
CDN$ 3	.	3	0

BOX C
ODD LOTS
(See Instruction 7 of the Letter of Transmittal)

To be completed **ONLY** if Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.

The undersigned either (check one):

☐ will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are deposited, or

☐ is a broker, dealer, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is depositing all of such Shares.

LETTER OF TRANSMITTAL

To Deposit Common Shares

of

EMERGIS INC.

Pursuant to the Offer to purchase for $30,000,000 in cash up to 9,375,000 of its Common Shares

Dated August 2, 2005

THE OFFER EXPIRES AT 8:30 P.M. (MONTREAL TIME) ON SEPTEMBER 14, 2005, UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

Offices of the Depositary, CIBC MELLON TRUST COMPANY

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

Telephone: (416) 643-5500
Toll Free: 1 (800) 387-0825
E-mail: inquiries@cibcmellon.com

By Hand and By Courier

Montreal

CIBC Mellon Trust Company
2001 University Street
Suite 1600
Montreal, Québec H3A 2A6

Toronto

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario M5L 1G9

This Letter of Transmittal properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the "**Shares**") of Emergis Inc. ("**Emergis**") deposited pursuant to the Offer to purchase dated August 2, 2005 (together with any amendments or supplements thereto, the "**Offer to Purchase**") and must be delivered or sent to and received by the Depositary at one of the addresses set forth above on or prior to the Expiration Date.

The terms and conditions of the Offer to Purchase are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meaning attributed to such terms in the Offer to Purchase dated August 2, 2005.

Shareholders should carefully consider the income tax consequences of depositing Shares under the Offer to Purchase. See Section 8, "INCOME TAX CONSEQUENCES", in the Circular that accompanies this Letter of Transmittal. Shareholders who are individuals resident in Canada and who sell Shares to Emergis pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess of the amount paid by Emergis for each Share over the paid-up capital per Share on the books of Emergis for income tax purposes. On December 1, 2004, the Corporation reduced the stated capital of the Shares to an amount of $1.00 in the aggregate. As a result of such reduction, Emergis estimates that, on the Expiration Date, the paid-up capital per Share will be nil for income tax purposes.

In view of the deemed dividend tax treatment described above of a sale of Shares pursuant to the Offer to Purchase as opposed to capital gains or loss treatment which would generally apply to a sale in the market, Shareholders who wish to sell their Shares and who are not generally exempt from Canadian federal income tax may wish to consult their tax advisors regarding selling their Shares in the market as an alternative to accepting the Offer, in order to receive capital gains or loss treatment on the disposition of their Shares. See Section 8 of the Circular, "INCOME TAX CONSEQUENCES".

Please read carefully the instructions set forth below before completing the Letter of Transmittal.

TO: EMERGIS INC.

AND TO: CIBC MELLON TRUST COMPANY, as Depositary

Certificate Number	Name in which Certificate is Registered	Number of Shares Represented by Certificate	Number of Shares Deposited*
	TOTAL:		

* If you desire to deposit fewer than all Shares evidenced by any Share certificates listed above, indicate in this column the number of Shares you wish to deposit. Otherwise, all Shares evidenced by such Share certificates will be considered to have been deposited. See Instruction 4.

Delivery of this instrument to an address other than those listed above does not constitute a valid delivery.

This Letter of Transmittal is to be used only if certificates for Shares (as defined below) are to be forwarded with it pursuant to Section 2 of the Offer to Purchase (as defined below).

Shareholders whose certificates are not immediately available or who cannot deliver their certificates for Shares and all other documents which this Letter of Transmittal requires to be delivered to the Depositary (as defined in the Offer to Purchase) by the Expiration Date (as defined in the Offer to Purchase) must deposit their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2.

The undersigned hereby deposits to Emergis the Shares at the price per Share indicated in this Letter of Transmittal or pursuant to a Purchase Price Tender (as defined in the Offer to Purchase), as specified below, net to the shareholder in cash (subject to applicable withholding taxes) and upon the terms and subject to the conditions set forth in the Offer to Purchase and in this Letter of Transmittal (which together constitute the "**Offer**").

Subject to and effective upon acceptance for purchase of the Shares deposited hereby in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, Emergis all right, title and interest in and to all Shares deposited hereby pursuant to an Auction Tender or pursuant to a Purchase Price Tender (each as defined in the Offer to Purchase) and hereby irrevocably constitutes and appoints the Depositary as attorney-in-fact of the undersigned with respect to such Shares with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

(a) deliver certificates for such Shares, together with all accompanying evidences of transfer and authenticity, to, or upon the order of, Emergis upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below);

(b) present certificates for such Shares for cancellation and transfer on Emergis' books; and

(c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

The undersigned hereby represents and warrants that:

(a) when and to the extent Emergis accepts the Shares for payment, Emergis will acquire such Shares free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to shareholders of record on or prior to the date on which the Shares are taken up and paid for under the Offer shall be for the account of the undersigned;

(b) on request, the undersigned will execute and deliver any additional documents that the Depositary or Emergis deems necessary or desirable to complete the assignment, transfer, and purchase of the Shares deposited hereby; and

(c) the undersigned has read and agrees to all of the terms of the Offer.

The names of the registered owners should be printed as they appear on the certificates representing Shares deposited hereby. The certificates and the number of Shares that the undersigned wishes to deposit should be indicated in the appropriate boxes, and if the deposit is being made pursuant to an Auction Tender, the purchase price at which such Shares are being deposited should be indicated in Box B "Auction Tender".

The undersigned understands that he or she must indicate whether he or she deposits the Shares pursuant to an Auction Tender or a Purchase Price Tender by completing Box A "Type of Tender". If you do not make a valid Auction Tender or Purchase Price Tender, you will be deemed to have made a Purchase Price Tender.

The undersigned understands that Emergis will determine a single purchase price per Share (not more than $3.70 and not less than $3.20) (the "**Purchase Price**") that it will pay for Shares properly deposited and pursuant to the Offer, taking into account the number of Shares deposited pursuant to Purchase Price Tenders and Auction Tenders, the prices specified by depositing Shareholders pursuant to Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are deemed to have been deposited. For the purpose of determining the Purchase Price, Shares deposited pursuant to Purchaser Price Tenders will be considered to have been deposited at $3.20 per Share. The undersigned understands that Emergis will select the lowest Purchase Price that will allow it to purchase the largest number of Shares validly deposited and not withdrawn having an aggregate purchase price of $30,000,000 or the next immediately higher aggregate purchase price (before pro ration) pursuant to the Offer. The undersigned understands that all Shareholders who have validly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders, will receive the Purchase Price in cash (subject to applicable withholding taxes), for all Shares purchased upon the terms and subject to the conditions of the Offer, including the applicable pro ration provisions relating to Shares deposited, and that Emergis will return all other Shares, including Shares deposited and not withdrawn at prices greater than the Purchase Price, and Shares not purchased because of pro ration.

The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, Emergis may terminate or amend the Offer or may not be required to purchase any of the Shares deposited hereby or may accept for payment, in accordance with the applicable pro ration provisions relating to Shares deposited, fewer than all of the Shares deposited hereby. The undersigned understands and acknowledges that certificate(s) for any Shares not deposited or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in Box D "Special Payment Instructions" or Box E "Special Delivery Instructions". The undersigned recognizes that Emergis has no obligation, pursuant to the Special Payment Instructions, to transfer any certificates for Shares from the name of their registered owner.

The undersigned understands and acknowledges that acceptance of Shares by Emergis for payment will constitute a binding agreement between the undersigned and Emergis, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

The undersigned understands and acknowledges that payment for Shares accepted for payment pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary, which will act as agent for depositing shareholders for the purpose of receiving payment from Emergis and transmitting such payment to such shareholders. Under no circumstances will interest be paid by Emergis by reason of any delay in paying for any Shares or otherwise.

The cheque for the Purchase Price for such of the deposited Shares as are purchased will be issued to the order of the undersigned and mailed to the address indicated above unless otherwise indicated in Box D "Special Payment Instructions", Box E "Special Delivery Instructions" or Box F "Hold for Pick-Up". All payments will be made in Canadian dollars.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this deposit is irrevocable.

If a share certificate has been lost or destroyed, this Letter of Transmittal, including Box J "Lost, Stolen or Destroyed Certificates" should be completed as fully as possible and forwarded, together with a letter describing the loss and your telephone number, to the Depositary. The Depositary will respond with the replacement requirements, which includes certain additional documents that must be signed in order to obtain replacement certificate(s).

BOX A TYPE OF TENDER	
Check only one box. **Failure to complete Box A will result in this Letter of Transmittal and the related tender being null and void.** Shares are being deposited hereby pursuant to:	
❑ An Auction Tender (Please complete Box B)	❑ A Purchase Price Tender

BOX B AUCTION TENDER PRICE (IN CANADIAN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING DEPOSITED.				
This box **MUST** be completed if Shares are being deposited pursuant to an Auction Tender.				
Shade in the appropriate boxes to indicate Auction Tender Price and write in the Price in the blank space provided. (See example below)				
	CDN$	.	¢	¢
		.		0☐
		.		1☐
		.	2☐	2☐
	3■	.	3☐	3☐
		.	4☐	4☐
		.	5☐	5☐
		.	6☐	6☐
		.	7☐	7☐
		.		8☐
		.		9☐
	CDN$ 3	.		

If portions of shareholdings are being deposited at different prices, use a separate Notice of Guaranteed Delivery for each price specified. (See Instruction 5 of the Letter of Transmittal)

EXAMPLE				
For Example: If you wished to deposit Shares at $3.30, you would shade the boxes as follows (shareholders are reminded that the range of this offer is $3.20 to $3.70 and that they may only deposit Shares at prices in increments of $0.01):	CDN$	.	¢	¢
		.		0■
		.		1☐
		.	2☐	2☐
	3■	.	3■	3☐
		.	4☐	4☐
		.	5☐	5☐
		.	6☐	6☐
		.	7☐	7☐
		.		8☐
		.		9☐
	CDN$ 3	.	3	0

BOX C
ODD LOTS
(See Instruction 7)

To be completed **ONLY** if Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.

The undersigned either (*check one*):

❑ will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are deposited, or

❑ is a broker, dealer, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is depositing all of such Shares.

BOX D
SPECIAL PAYMENT INSTRUCTIONS
(See Instructions 1, 4, 6 and 8)

To be completed **ONLY** if certificates for Shares not deposited or not purchased and/or the cheque for the purchase price of Shares purchased are to be issued in the name of someone other than the undersigned.

Issue: ❑ cheque and/or ❑ certificate(s) to:

Name: ______________________________
(Please print)

Address: ______________________________

____

____
(Include Postal Code or Zip Code)

____
(Social Insurance No. or Tax Identification No. or Social Security No.)

BOX E
SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 4, 6 and 8)

To be completed **ONLY** if certificates for Shares not deposited or not purchased and/or the cheque for the purchase price of Shares purchased are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown above.

Mail: ❑ cheque and/or ❑ certificate(s) to:

Name: ______________________________
(Please print)

Address: ______________________________

____

____
(Include Postal Code or Zip Code)

BOX F
HOLD FOR PICK-UP

❑ Hold certificates and/or cheques for Shares for pick-up.

BOX G

❑ **Check here if certificates for deposited Shares are being delivered pursuant to a notice of guaranteed delivery previously sent to the depositary and complete the following:**

Name(s) of Registered Owner(s): ____________________

Date of Execution of Notice of Guaranteed Delivery: ____________________

Name of Institution Which Guaranteed Delivery: ____________________

BOX H
SHAREHOLDER(S) SIGN HERE
(See Instructions 1 and 6)

(Recipients in the U.S.:
please complete Substitute Form W-9)

Must be signed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. **See Instruction 6.**

Authorized Signature: ____________________
(Signature(s) of shareholder or authorized representative)

____

Name(s): ____________________
(Please Print)

Capacity: ____________________

Address: ____________________

____

____

(Include Postal Code or Zip Code)

Area Code and Telephone Number: ____________________

Canadian shareholders
must provide their Social Insurance No.;
U.S. shareholders must provide their Taxpayer Identification
No. or Social Security No.

____

Dated ____________________, 2005

BOX I
GUARANTEE OF SIGNATURE(S)
(See Instructions 1 and 6)

Authorized Signature: ____________________
Guarantor

____

Name of Guarantor:

____
(Please Print)

Title: ____________________

Name of Firm: ____________________

Address: ____________________

____

____
(Include Postal Code or Zip Code)

Area Code and Telephone Number: ____________________

____

Dated ____________________, 2005

BOX J
LOST, STOLEN OR DESTROYED CERTIFICATES

To be completed **ONLY** if certificates representing Shares being deposited have been lost, stolen or destroyed.

The undersigned has either (*check one*):

❑ lost his or her certificate(s) representing Shares;

❑ had his or her certificate(s) representing Shares stolen; or

❑ had his or her certificate(s) representing Shares destroyed.

If a certificate representing Shares has been lost, stolen or destroyed, this Letter of Transmittal, including this Box J, must be completed as fully as possible and forwarded, together with a letter describing the loss, theft or destruction and providing a telephone number, to the Depositary. The Depositary will respond with the replacement requirements.

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Offer

1. ***Guarantee of Signatures.*** No signature guarantee is required if either:

   (a) this Letter of Transmittal is signed by the registered holder of the Shares deposited with this Letter of Transmittal and payment and delivery are to be made directly to such owner and such owner has not completed either Box D "Special Payment Instructions" or Box E "Special Delivery Instructions" above; or

   (b) such Shares are deposited for the account of a firm which is a Canadian chartered schedule 1 bank, a major trust company in Canada, a member firm of a recognized stock exchange in Canada or a U.S. financial institution (including most U.S. banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the New York Stock Exchange Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP) (each being referred to as an "Eligible Institution").

In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box I "Guarantee of Signature(s)". See Instruction 6.

2. ***Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures.*** This Letter of Transmittal is to be used if certificates are to be forwarded with it to the Depositary. Certificates for all physically deposited Shares together with a properly completed and duly executed Letter of Transmittal or manually signed photocopy thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date.

Shareholders whose certificates are not immediately available or who cannot deliver certificates for Shares and all other required documents to the Depositary by the Expiration Date, may only deposit their Shares by or through any Eligible Institution by properly completing (including the type of deposit and, if applicable, the price at which the Shares are being deposited) and duly executing and delivering a Notice of Guaranteed Delivery (or photocopy of it) and by otherwise complying with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such guaranteed delivery procedure, the certificates for all physically deposited Shares, as well as a properly completed and duly executed Letter of Transmittal and all other documents required by this Letter of Transmittal must be received by the Depositary within three days on which trading occurs on the Toronto Stock Exchange (each such day is referred to as a "Trading Day") after receipt by the Depositary of such Notice of Guaranteed Delivery, all provided in Section 3 of the Offer to Purchase.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary at its office in Toronto, Ontario and must include a guarantee by an Eligible Institution in the form set forth in such Notice. For Shares to be validly deposited pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiration Date.

The method of delivery of all documents, including certificates for Shares, is at the election and risk of the depositing shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

Emergis will not purchase any fractional Shares, nor will it accept any alternative, conditional or contingent deposits. All depositing shareholders, by execution of this Letter of Transmittal (or a photocopy of it) waive any right to receive any notice of the acceptance of their deposit.

3. ***Inadequate Space.*** If the spaces provided in the box on page 2 of this Letter of Transmittal relating to the number and description of Shares being deposited are inadequate, the certificate number and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4. ***Partial Deposits and Unpurchased Shares.*** If fewer than all of the Shares evidenced by any certificate are to be deposited, fill in the number of Shares which are to be deposited in the column entitled "Number of Shares Deposited". In such case, if any deposited Shares are purchased, a new certificate for the remainder of the Shares evidenced by the old certificate(s) will be issued and sent to the registered holder, unless otherwise specified in Box D "Special Payment Instructions" or Box E "Special Delivery Instructions" on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Shares represented by the certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated.

5. (a) ***Indication of Type of Tender.*** To deposit Shares, the shareholder must complete Box A "Type of Tender" on this Letter of Transmittal or, if applicable, on the Notice of Guaranteed Delivery indicating whether he or she is depositing Shares pursuant to an Auction Tender or a Purchase Price Tender. **Only one box may be checked. Failure to check either box will result in this Letter of Transmittal and related deposit being null and void. The same Shares cannot be deposited (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to Auction Tenders at more than one price.** However, if a shareholder desires to deposit Shares in separate lots at a different type of tender for each lot, such shareholder must complete a separate Letter of Transmittal or, if applicable, Notice of Guaranteed Delivery, for each lot which the shareholder is depositing.

(b) ***Indication of Price at Which Shares Are Being Deposited.*** For Shares to be properly deposited pursuant to an Auction Tender, the shareholder must complete Box B "Auction Tender" on this Letter of Transmittal indicating the price per Share in Canadian dollars at which he or she is depositing Shares. A shareholder wishing to deposit portions of his or her Shares pursuant to Auction Tenders at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to deposit each such portion of his or her Shares. The same Shares cannot be deposited pursuant to Auction Tenders (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price. No price can be specified by shareholders making a Purchase Price Tender.

6. ***Signatures on Letter of Transmittal, Stock Powers and Endorsements.***

(a) If this Letter of Transmittal is signed by the registered owner(s) of the Shares deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

(b) If the Shares are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

(c) If any deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal (or manually signed photocopies of it) as there are different registrations of certificates.

(d) When this Letter of Transmittal is signed by the registered owner(s) of the Shares listed and transmitted hereby, no endorsements of certificate(s) representing such Shares or separate stock powers are required unless payment is to be made, or the certificates for Shares not deposited or not purchased are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, however, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

(e) If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to Emergis of their authority so to act.

7. ***Odd Lots.*** As described in Section 2 of the Offer to Purchase, if Emergis purchases less than all Shares deposited by the Expiration Date, the Shares purchased first will consist of all Shares so deposited by any shareholder who will own beneficially, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares and who deposits all of his or her Shares under Auction

Tenders at or below the Purchase Price or under Purchase Price Tenders. This preference will not be available unless Box C "Odd Lots" is completed.

8. ***Special Payment and Delivery Instructions.*** If certificates for Shares not deposited or not purchased and/or cheques are to be issued in the name of a person other than the signer of the Letter of Transmittal, or if such certificates and/or cheques are to be sent to someone other than the signer of the Letter of Transmittal or to the signer at a different address or if share certificates and/or cheques for Shares are to be held for pick-up, Box D "Special Payment Instructions" and/or Box E "Special Delivery Instructions" and/or Box F "Hold For Pick-Up" on this Letter of Transmittal must be completed.

9. ***Payment in Canadian Dollars.*** All payments will be made in Canadian dollars. The Purchase Price payable by Emergis, and thus the amount owing to any depositing shareholder, will be denominated in Canadian dollars. See Section 6 of the Offer to Purchase, "ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES - Payment".

10. ***Irregularities.*** Emergis will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares and its determination shall be final and binding on all parties. Emergis reserves the absolute right to reject any or all deposits determined by it not to be in proper form nor completed in accordance with the instructions herein and in the Offer or the acceptance of or payment for which may, in the opinion of Emergis' counsel, be unlawful. Emergis also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Shares and Emergis' interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as Emergis shall determine. None of Emergis, the Dealer Manager, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice.

11. ***Questions and Requests for Assistance and Additional Copies.*** Questions and requests for assistance may be directed to the Dealer Manager at its address and telephone number set forth on the back cover of the Offer to Purchase. Additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery and this Letter of Transmittal may be obtained from your local broker, dealer, commercial bank, or trust company.

12. ***Substitute Form W-9.*** Each U.S. shareholder depositing Shares to the Depositary is required to provide the Depositary with a correct U.S. taxpayer identification number ("TIN"), which is generally the shareholder's social security or federal employer identification number, with certain other information on Substitute Form W-9, which is provided under "Important U.S. Tax Information for U.S. Holders" below. Failure to provide the information on this form may subject the depositing shareholder to U.S. federal backup withholding on the gross amount of any payments made to the U.S. shareholder, and, in certain cases, a US$50 penalty by the United States Internal Revenue Service.

IMPORTANT: This Letter of Transmittal or manually signed photocopy of it (together with certificates for Shares and all other required documents) or the Notice of Guaranteed Delivery must be received by the Depositary on or before the Expiration Date.

IMPORTANT U.S. TAX INFORMATION FOR U.S. HOLDERS

Under U.S. federal income tax law, a U.S. shareholder depositing to the Depositary whose deposited Shares are accepted for payment is required by law to provide the Depositary with such shareholder's correct TIN on Substitute Form W-9 below. If such shareholder is an individual, the TIN is his or her social security number. If the Depositary is not provided with the correct TIN, the United States Internal Revenue Service may subject the U.S. shareholder or other payee to backup withholding and, in certain cases, a US$50 penalty. If a U.S. shareholder makes a false statement with no reasonable basis that results in not backup withholding, the United States Internal Revenue Service may subject the U.S. shareholder to a US$500 penalty.

Certain shareholders (including U.S. corporations) are not subject to these backup withholding and reporting requirements and should indicate their status by writing "exempt" across the face of the

Substitute Form W-9. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

If backup withholding applies, the Depositary is required to withhold, at the then applicable rate (currently 28%) from the gross amount of payments to be made to the shareholder or other payee pursuant to the Offer. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the United States Internal Revenue Service.

If the depositing shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, the shareholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. Notwithstanding that the Certificate of Awaiting Taxpayer Identification Number is completed, the Depositary will withhold, at the specified rate, on all payments made prior to the time a properly certified TIN is provided to the Depositary.

The shareholder is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the record owner of the Shares or of the last transferee appearing on the transfers attached to, or endorsed on, the certificates evidencing the Shares. If the Shares are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

SUBSTITUTE FORM W-9

To be completed by tendering shareholders that are U.S. Holders (including U.S. resident aliens) only

(See Instruction 11 and "Guidelines for Certification of TIN on Substitute Form W-9")

Please fill in your name, address, and status below:

____

Name

____

Address (Number and Street)

____

City, State and Zip Code

____

Status (individual, corporation, partnership, other)

Under penalties of perjury, I certify that:

1. (a) The social security or other taxpayer identification number stated below is my correct taxpayer identification number, or

   (b) a social security or other taxpayer identification number has not been issued to me, and either (i) I have mailed or delivered an application to receive a social security or other taxpayer identification number to the appropriate Internal Revenue Service Centre or Social Security Administration Office or (ii) I intend to mail or deliver such application in the near future, and I understand that if I do not provide a social security or other taxpayer identification number by the time of payment, 28% of all reportable cash payments made to me thereafter will be withheld until I provide a social security or other taxpayer identification number;

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, (b) I have not been notified by the United States Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3. I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

____

(Signature of Shareholder)

____

(Date)

____

(Taxpayer Identification Number)

NOTE: FAILURE TO COMPLETE THIS FORM OR TO PROVIDE EMERGIS WITH A SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN A US$50 OR GREATER PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND BACKUP WITHHOLDING OF 28% OF ANY PAYMENT MADE TO YOU PURSUANT TO THE OFFER. MAKING A FALSE STATEMENT WITH NO REASONABLE BASIS THAT RESULTS IN NO BACKUP WITHHOLDING MAY RESULT IN A US$500 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE. IF NO SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER HAS BEEN ISSUED, WRITE "APPLIED FOR" IN THE SPACE FOR TAXPAYER IDENTIFICATION NUMBER.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payer, the specified rate of all payments made to me shall be retained until I provide a taxpayer identification number to the payer and that, if I do not provide my taxpayer identification number within sixty (60) days, such retained amounts shall be remitted to the Internal Revenue Service as backup withholding and the specified rate of all reportable payments made to me thereafter will be withheld and remitted to the Internal Revenue Service until I provide a taxpayer identification number.

Signature: ______________________________

Date: ______________________________

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the requester.

For this type of account:	Give Name and TIN of:
1. Individual	The individual
2. *Two or more individuals (joint account)*	*The actual owner of* the account or, if combined funds, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)
b. The so-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship or single owner LLC not described in 7	The owner(3)

For this type of account:	Give Name and TIN of:
6. A valid trust, estate or pension trust	Legal entity(4)
7. *Corporation or LLC electing* corporate status on IRS Form 8832	*The corporation*
8. Association, club, religious, charitable, educational or other tax-exempt organization	The organization
9. Partnership or multimember LLC	The partnership or LLC
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's Social Security number.
(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your Social Security number or employer identification number (if you have one).
(4) List first and circle the name of the legal trust, estate or pension trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

How to Obtain a TIN

If you do not have a taxpayer identification number, apply for one immediately. To apply for a number, obtain **Form SS-5, Application for a Social Security Number Card,** or **Form SS-4, Application for Employer Identification Number,** from your local Social Security Administration office or the Internal Revenue Service. U.S. resident aliens who cannot obtain a social security number must apply for an ITIN (individual taxpayer identification number) on **Form W-7, Application for Individual Taxpayer Identification Number**.

Exemption From Backup Withholding

Payees Exempt From Backup Withholding

Individuals (including sole proprietors and LLCs disregarded as entities separate from their individual owners) are NOT automatically exempt from backup withholding.

For interest and dividends, the following payees are generally exempt from backup withholding:

1) An organization exempt from tax under section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), an individual retirement account (IRA), or a custodial account under section 403(b)(7) of the Code if the account satisfies the requirements of section 401(f)(2) of the Code.
2) The United States or any of its agencies or instrumentalities.
3) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
4) A foreign government or any of its political subdivisions, agencies or instrumentalities.
5) An international organization or any of its agencies or instrumentalities.
6) A corporation.
7) A foreign bank of central issue.
8) A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.
9) A real estate investment trust.
10) An entity registered at all times during the tax year under the Investment Company Act of 1940.
11) A common trust fund operated by a bank under section 584(a) of the Code.
12) A financial institution (as defined for purposes of section 3406 of the Code).
13) A middleman known in the investment community as a nominee or who is listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.
14) A trust exempt from tax under section 664 of the Code or described in section 4947 of the Code.

For broker transactions, persons listed in items 1-12, above, as well the persons listed in items 15-16, below, are exempt from backup withholding.

15) A futures commission merchant registered with the Commodity Futures Trading Commission.
16) A person registered under the Investment Advisors Act of 1940 who regularly acts as a broker.

Payments Exempt From Backup Withholding

Dividends and patronage dividends that are generally exempt from backup withholding include:

- Payments to nonresident aliens subject to withholding under section 1441 of the Code.
- Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.
- Payments of patronage dividends not paid in money.
- Payments made by certain foreign organizations.

Interest payments that are generally exempt from backup withholding include:

- Payments of interest on obligations issued by individuals. Note, however, that such a payment may be subject to backup withholding if the amount of interest paid during a taxable year in the course of the payor's trade or business is $600 or more, and you have not provided your correct taxpayer identification number or you have provided an incorrect taxpayer identification number to the payer.
- Payments of tax-exempt interest (including exempt-interest dividends under section 852 of the Code).
- Payments described in section 6049(b)(5) of the Code to nonresident aliens.

- Payments on tax-free covenant bonds under section 1452 of the Code.
- Payments made by certain foreign organizations.

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding under sections 6041, 6041A, 6045 and 6050A of the Code, and the Treasury regulations thereunder.

If you are exempt from backup withholding, you should still complete and file Substitute Form W-9 to avoid possible erroneous backup withholding. Enter your correct taxpayer identification number in Part 1, write "Exempt" in Part 2, and sign and date the form and return it to the requester.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed **Form W-8.**

Privacy Act Notice. Section 6109 of the Code requires most recipients of dividends, interest or other payments to give their correct taxpayer identification number to persons who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states, and the District of Columbia to carry out their tax laws. You must provide your taxpayer identification number whether or not you are required to file a tax return. Payers must generally withhold at the applicable rate on payments of taxable interest, dividends and certain other items to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Failure to Furnish Taxpayer Identification Number. If you fail to furnish your correct taxpayer identification number to a requester, you are subject to a penalty of $50.00 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no backup withholding, you are subject to a $500.00 penalty.

(3) Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

82-5206

Emergis

OFFER BY EMERGIS INC.

TO PURCHASE FOR $30,000,000 IN CASH UP TO 9,375,000 OF ITS COMMON SHARES WITHOUT PAR VALUE FOR NOT MORE THAN $3.70 AND NOT LESS THAN $3.20 PER SHARE

Emergis Inc. ("**Emergis**" or the "**Corporation**") invites its shareholders ("**Shareholders**") to deposit common shares (the "**Shares**") of Emergis pursuant to (i) auction tenders at prices specified by the depositing Shareholders of not more than $3.70 and not less than $3.20 per Share ("**Auction Tenders**"), or (ii) purchase price tenders ("**Purchase Price Tenders**"), in either case upon the terms and subject to the conditions set forth in this offer to purchase and in the related Letter of Transmittal (which together constitute the "**Offer**"). Under a Purchase Price Tender, a depositing Shareholder does not specify a price but rather agrees to have the Shareholder's Shares purchased at the Purchase Price determined as provided herein. Shareholders who deposit Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of $3.20 per Share.

The Offer expires at 8:30 p.m. (Montreal time) on September 14, 2005, unless extended (the "Expiration Date"). Emergis reserves the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless certain conditions are satisfied. See Section 5 of the Offer, "**CERTAIN CONDITIONS OF THE OFFER**".

Emergis will determine a single price per Share (that is not more than $3.70 nor less than $3.20 per Share) (the "**Purchase Price**") that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to have been deposited. Shares deposited by Shareholders pursuant to Auction Tenders will not be purchased by Emergis pursuant to the Offer if the price specified by Shareholders is greater than the Purchase Price determined by the Corporation. Shareholders who wish to deposit Shares, but who do not wish to specify a price at which such Shares may be purchased by the Corporation, should make a Purchase Price Tender. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of $3.20 per Share.

The Purchase Price will be the lowest price between $3.20 and $3.70 per Share that will enable Emergis to purchase the largest number of deposited Shares for an aggregate purchase price not exceeding $30,000,000.

Each Shareholder who has properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender and who has not withdrawn Shares will receive the Purchase Price, payable in cash (subject to applicable withholding taxes), for all Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to pro ration described below. Emergis will first accept for purchase Shares properly deposited by any Shareholder who beneficially holds, as of the Expiration Date, fewer than 100 Shares and who deposits all such Shares at or below the Purchase Price or pursuant to a Purchase Price Tender.

August 2, 2005

The Dealer Managers for the Offer are:

In Canada:

TD SECURITIES INC.

In the United States:

TD SECURITIES (USA) LLC

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Emergis may, in its sole judgment, take such action as it may deem necessary to extend the Offer to Shareholders in such jurisdiction. *(continued on following page)*

(continued from cover)

If more Shares are deposited for purchase at the Purchase Price than can be purchased for $30,000,000, then the deposited Shares will be purchased on a *pro rata* basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits by Shareholders who own less than 100 Shares, or "Odd Lots", will not be subject to pro ration. See Section 2 of the Offer, "**NUMBER OF SHARES; PRO RATION**".

Emergis will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro ration.

As of August 2, 2005, there were 99,420,167 Shares issued and outstanding. Accordingly, a maximum of 9,375,000 Shares, or approximately 9.4% of the total Shares outstanding, will be taken up and paid for if the Purchase Price is $3.20. If the Purchase Price is $3.70, Emergis will take up and pay for a maximum of 8,108,108 Shares or approximately 8.2% of the total number of outstanding Shares.

Emergis' Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "EME". On August 2, 2005, the last full trading day prior to the announcement of the Offer, the closing price per Share on the Toronto Stock Exchange was $3.21.

Neither Emergis nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Each Shareholder must decide for itself whether to deposit Shares under the Offer. Emergis believes that the Shares have been trading in price ranges which do not fully reflect the value of the Corporation's business and future prospects. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to deposit Shares to the Offer and, if so, how many Shares to deposit and at what price or prices.

Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the issuer bid circular (the "Circular"), "INCOME TAX CONSEQUENCES". Shareholders who are individuals resident in Canada and who sell Shares to Emergis pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess of the amount paid by Emergis for each Share over the paid-up capital per Share on the books of the Corporation for income tax purposes. On December 1, 2004, the Corporation reduced the stated capital of the Shares to an amount of $1.00 in the aggregate. As a result of such reduction, Emergis estimates that, on the Expiration Date, the paid-up capital per Share will be nil for income tax purposes.

In view of the deemed dividend tax treatment described above of a sale of Shares pursuant to the Offer as opposed to capital gains or loss treatment which would generally apply to a sale in the market, Shareholders who wish to sell their Shares and who are not generally exempt from Canadian federal income tax may wish to consult their tax advisors regarding selling their Shares in the market as an alternative to accepting the Offer, in order to receive capital gains or loss treatment on the disposition of their Shares. See Section 8 of the Circular, "INCOME TAX CONSEQUENCES".

Shareholders wishing to deposit all or any portion of their Shares pursuant to the Offer must comply in all respects with the delivery procedures described herein. See Section 3 of the Offer, "**PROCEDURE FOR DEPOSITING SHARES**".

NOTICE TO U.S. HOLDERS

This Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements referred to in the Circular have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Corporation is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

TABLE OF CONTENTS

SUMMARY

This summary is qualified in its entirety by reference to the full text and more specific details in the Offer

Expiration Date	8:30 p.m. (Montreal time) on September 14, 2005 or such later date and time to which the Offer may be extended by Emergis.
Payment Date	Subject to the terms and conditions of the Offer, Emergis will take up and pay for Shares as soon as reasonably practicable and, in any event, not later than ten days after the Expiration Date.
Currency of Payment	The Purchase Price will be denominated in Canadian dollars. Amounts payable to depositing Shareholders will be in Canadian dollars.
How to Deposit Shares	Shareholders wishing to deposit Shares may do so either pursuant to an Auction Tender, or a Purchase Price Tender. Shareholders who tender without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender. *Auction Tender*: Each Shareholder making an Auction Tender must specify the minimum price (not more than $3.70 nor less than $3.20 per Share, in increments of $0.01 per Share) at which such Shareholder is willing to have the Shareholder's Shares purchased by Emergis. *Purchase Price Tender*: Under a Purchase Price Tender, a depositing Shareholder does not specify a price but rather agrees to have the Shareholder's Shares purchased at the Purchase Price determined as provided herein.
Purchase Price	Emergis will determine a single Purchase Price that will not be more than $3.70 nor less than $3.20 per Share, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders making Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of $3.20 per Share. All Shares purchased by Emergis will be purchased at the Purchase Price, including Shares deposited at or below the Purchase Price pursuant to Auction Tenders and Shares deposited pursuant to Purchase Price Tenders. Emergis will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro ration. The Purchase Price will be the lowest price between $3.20 and $3.70 per Share that will enable Emergis to purchase the largest number of deposited Shares for an aggregate purchase price not exceeding $30,000,000.
Number of Shares to be Purchased	Emergis will purchase Shares under the Offer to a maximum aggregate purchase price of $30,000,000. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after the Expiration Date.
Pro ration	If more Shares are deposited for purchase at the Purchase Price than can be purchased for $30,000,000, then the deposited Shares will be purchased on a *pro rata* basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits by Shareholders who own Odd Lots will not be subject to pro ration. See Section 2 of the Offer, "**NUMBER OF SHARES; PRO RATION**". See also Section 9 of the Circular, "**CERTAIN LEGAL MATTERS; REGULATORY APPROVALS**".
Odd Lots	Upon the terms and subject to the conditions of the Offer, Emergis will accept for purchase without pro ration all Shares deposited by any Shareholder owning less than 100 Shares as of the close of business on the Expiration Date, provided such Shareholder deposits all such Shares pursuant to an Auction Tender at or

below the Purchase Price or pursuant to a Purchase Price Tender prior to the Expiration Date and checks the Odd Lots box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. See Section 2 of the Offer, "**NUMBER OF SHARES; PRO RATION**".

Conditions of the Offer

Emergis reserves the right to withdraw the Offer and not take up and pay for Shares deposited thereunder unless the conditions described in Section 5 of the Offer are satisfied or waived. See Section 5 of the Offer, "**CERTAIN CONDITIONS OF THE OFFER**".

Withdrawal Rights

Deposited Shares may be withdrawn by a Shareholder: (i) at any time where the Shares have not been taken up by Emergis; (ii) at any time before the expiration of 10 days from the date of a notice of change or variation of the Offer; and (iii) if the securities have not been paid for by Emergis within three business days after having been taken up. See Section 4 of the Offer, "**WITHDRAWAL RIGHTS**".

Tax

Shareholders should carefully consider the income tax consequences of depositing Shares pursuant to the Offer. Shareholders who are individuals resident in Canada and who sell Shares to Emergis pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess of the amount paid by Emergis for the Shares over their paid-up capital for income tax purposes. Emergis estimates that, on the Expiration Date, the paid-up capital per Share will be nil for income tax purposes. See Section 8 of the Circular, "**INCOME TAX CONSEQUENCES**".

Delivery Procedure

Shareholders desiring to deposit all or any portion of their Shares under the Offer should complete and sign the Letter of Transmittal in accordance with the instructions in such Letter of Transmittal and deliver it, together with all other required documents, to CIBC Mellon Trust Company, as depositary (the "**Depositary**"), along with the share certificates for such Shares as set forth in Section 3 of the Offer, "**PROCEDURE FOR DEPOSITING SHARES**" or request the Shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for them. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if they desire to deposit such Shares. Shareholders who desire to deposit Shares and whose certificates for such Shares are not immediately available may deposit such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "**PROCEDURE FOR DEPOSITING SHARES**".

Position of Emergis and Directors

Neither Emergis nor its Board of Directors makes any recommendation to any Shareholders as to whether to deposit or refrain from depositing Shares. Each Shareholder must make the decision whether to deposit Shares under the Offer. Emergis believes that taking up outstanding Shares represents an attractive investment opportunity and an appropriate and desirable use of its available funds and that the Shares have been trading in price ranges that do not fully reflect the value of the Corporation's business and future prospects. These same reasons had led Emergis to implement a normal course issuer bid over a period of one year from February 16, 2005 for the purchase of up to 7,269,000 Shares. While 4,112,182 Shares were purchased during the period from February 16, 2005 to August 2, 2005, the ability to purchase a larger number of Shares over a shorter period of time compared to the normal course issuer bid, has led the Board of Directors to decide to suspend purchasing Shares under the normal course issuer bid and to initiate the Offer. See Section 2 of the Circular, "**PURPOSE AND EFFECT OF THE OFFER**". All of the directors and officers of Emergis named at Section 5 of the Circular, "**OWNERSHIP OF EMERGIS' SECURITIES**", have indicated to it that they do not intend to deposit any of their Shares for repurchase under the Offer. **Shareholders are urged to consult their own investment and tax advisors and make their own decision whether to deposit Shares to the Offer and, if so, how many Shares to deposit, and at what price or prices.**

Further Information For further information regarding the Offer, Shareholders may contact the Dealer Managers, the Depositary or consult their broker. The addresses and telephone numbers of the Depositary and the Dealer Managers are set out in the Letter of Transmittal and on the back cover of this Offer.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF EMERGIS AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EMERGIS.

DEFINITIONS

In the Offer and the Circular, including the Summary, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

"**Auction Tender**" means a deposit of Shares made by a Shareholder pursuant to the Offer where that Shareholder specifies a tender price (of not more than $3.70 and not less than $3.20 per Share, in increments of $0.01 per Share) at which that Shareholder is willing to have all such Deposited Shares purchased by the Corporation;

"**Board of Directors**" means the board of directors of Emergis;

"**Circular**" means the issuer bid circular accompanying the Offer;

"**Corporation**" means Emergis;

"**Depositary**" means CIBC Mellon Trust Company;

"**Deposited Shares**" means Shares validly deposited pursuant to the Offer;

"**Eligible Institution**" means a Schedule 1 Canadian chartered bank, a major Canadian trust company, a participating organization of the TSX, or a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Emergis**" means Emergis Inc.;

"**Expiration Date**" means 8:30 p.m. (Montreal time) on September 14, 2005, unless Emergis, in its sole discretion, extends the period during which the Offer is open, in which event the term "**Expiration Date**" shall refer to the latest time and date at which the Offer, as so extended by Emergis, will expire;

"**Letter of Transmittal**" means the letter of transmittal in the form accompanying the Offer;

"**Non-Canadian Holder**" has the meaning ascribed thereto in Section 8 of the Circular, "**INCOME TAX CONSEQUENCES**";

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer;

"**Odd Lot**" means a shareholding by a Shareholder of less than 100 Shares in the aggregate;

"**Offer**" means the offer by Emergis to purchase for cash $30,000,000 worth of Shares hereunder together with the related Letter of Transmittal;

"**Purchase Price**" means the price per Share of not more than $3.70 nor less than $3.20 per Share) that Emergis will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to have been deposited, being the lowest price between $3.20 and $3.70 per Share that will enable Emergis to purchase the largest number of deposited Shares for an aggregate purchase price of $30,000,000 or the next immediately higher purchase price (before pro ration);

"**Purchase Price Tender**" means a deposit of Shares (or deemed deposit) made by a Shareholder where that Shareholder does not specify a price for the purchase of Shares by Emergis but rather agrees to have the Shareholder's Shares purchased for the Purchase Price as determined under the Offer;

"**Shareholder**" means a holder of Shares;

"**Shares**" means the common shares of Emergis;

"**Tax Act**" means the *Income Tax Act* (Canada);

"**TD Securities**" means TD Securities Inc., the Canadian Dealer Manager and financial advisor retained by Emergis for the Offer;

"**Trading Day**" means any trading day on which trading occurs on the TSX; and

"**TSX**" means the Toronto Stock Exchange.

OFFER TO PURCHASE

To the Holders of Shares of Emergis:

Emergis hereby invites its Shareholders to deposit Shares pursuant to (i) Auction Tenders at prices of not more than $3.70 and not less than $3.20 per Share, in increments of $0.01 per Share, as specified by such Shareholders, or (ii) Purchase Price Tenders, in either case, upon the terms and subject to the conditions set forth in this Offer. Shareholders who deposit Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender. A Shareholder who wishes to deposit Shares but does not wish to specify a price at which the Shares may be purchased by Emergis should make a Purchase Price Tender.

THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF SHARES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5 OF THE OFFER, "CERTAIN CONDITIONS OF THE OFFER".

All Shareholders who have properly deposited and have not withdrawn their Shares pursuant to an Auction Tender at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes), for all Shares purchased, upon the terms and subject to the conditions of the Offer, including the provisions relating to pro ration described herein.

Emergis will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro ration. Depositing Shareholders will not be obligated to pay any brokerage fees or commissions.

Neither Emergis nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Each Shareholder must decide for itself whether to deposit Shares and, if so, how many Shares to deposit and at what price or prices. Emergis and its Board of Directors believe that the recent trading price range of the Shares does not fully reflect the value of the Corporation's business and future prospects. Shareholders are urged to consult their own investment and tax advisors.

The accompanying Circular and Letter of Transmittal contain important information and should be read carefully before making a decision with respect to the Offer.

1. PURCHASE PRICE

As promptly as practicable following the Expiration Date, Emergis will, upon the terms and subject to the conditions of the Offer, determine the Purchase Price (which will be not more than $3.70 and not less than $3.20 per Share) that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Purchase Price Tenders and Auction Tenders and the prices specified by depositing Shareholders pursuant to Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be considered to have been deposited at a price of $3.20 per Share for purposes of determining the Purchase Price.

Emergis will determine a single Purchase Price per Share, being the lowest price between $3.20 and $3.70 that will allow it to purchase the largest number of Shares validly deposited having an aggregate purchase price of $30,000,000 or the next immediately higher aggregate purchase price (before pro ration as described below under Section 2 of the Offer, "**NUMBER OF SHARES; PRO RATION**"). As promptly as practicable thereafter, Emergis will publicly announce the Purchase Price, and upon the terms and subject to the conditions of the Offer (including the pro ration provisions described herein), all Shareholders who have properly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price

Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes), for all Shares purchased. The Purchase Price will be denominated in Canadian dollars.

2. NUMBER OF SHARES; PRO RATION

As of August 2, 2005, there were 99,420,167 Shares issued and outstanding. Accordingly, a maximum of 9,375,000 Shares, or approximately 9.4% of the total number of issued and outstanding Shares, will be taken up and paid for under the Offer by Emergis if the Purchase Price is $3.20. If the Purchase Price is $3.70, Emergis will take up and pay for a maximum of 8,108,108 Shares, or approximately 8.2% of the total number of issued and outstanding Shares.

If the aggregate Purchase Price for Shares properly deposited on or before the Expiration Date (and not withdrawn in accordance with Section 4 of the Offer, "**WITHDRAWAL RIGHTS**") pursuant to Auction Tenders at or below the Purchase Price or pursuant to Purchase Price Tenders is less than or equal to $30,000,000, Emergis will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares deposited.

If more Shares are tendered for purchase (and not withdrawn in accordance with Section 4 of the Offer, "**WITHDRAWAL RIGHTS**") at or below the Purchase Price, then the Deposited Shares will be purchased on a pro rata basis according to the number of Shares validly deposited (or deemed to have been validly deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional shares), except that Odd Lot deposits will not be subject to pro ration. For the purposes of the foregoing, an Odd Lot deposit is a deposit by a Shareholder owning in the aggregate less than 100 Shares as of the close of business on the Expiration Date, who deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender prior to the Expiration Date and who checks the Odd Lots box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. As set forth above, Odd Lots will be accepted for purchase before any pro ration. Odd Lot holders therefore have the opportunity to sell their Shares without incurring brokerage commissions or the Odd Lot discounts applicable that they would otherwise incur if they were to sell their Shares in a transaction on the stock exchanges on which the Shares are listed.

3. PROCEDURE FOR DEPOSITING SHARES

Proper Deposit of Shares. To deposit Shares pursuant to the Offer, (i) the certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signatures, guaranteed by an Eligible Institution, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses as set forth on the back cover of this Offer, on or before the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed.

A Shareholder who wishes to deposit Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.

The Canadian Depositary for Securities Limited will be issuing instructions to its participants as to the method of depositing Shares under the terms of the Offer.

In accordance with Instruction 5 of the Letter of Transmittal, each Shareholder desiring to deposit Shares pursuant to the Offer must indicate, in the box captioned "Type of Tender" on such Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, (a) whether Shares are deposited pursuant to an Auction Tender or a Purchase Price Tender, (b) if an Auction Tender is made, the price (in multiples of $0.01 per Share) at which such Shares are being deposited, and (c) whether the Shareholder is making an Odd Lot deposit.

Shares deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price.

A Shareholder desiring to deposit Shares in separate lots at a different price for each lot must complete a separate Letter of Transmittal (and, if applicable, a Notice of Guaranteed Delivery) for each lot and price at which the Shareholder is depositing Shares. The same Shares cannot be deposited pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to an Auction Tender at more than one price.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the certificate deposited therewith and payment is to be made directly to such registered holder, or (ii) Shares are deposited for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or certificates representing Shares not purchased or deposited are to be issued to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an Eligible Institution.

Method of Delivery. The method of delivery of Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates for Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and the mailing must be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery will only be made upon actual receipt of such Shares by the Depositary.

Guaranteed Delivery. If a Shareholder wishes to deposit Shares pursuant to the Offer and cannot deliver certificates for such Shares or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be deposited if all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Emergis (indicating the type of deposit and, in the case of an Auction Tender, the price at which the Shares are being deposited) is received by the Depositary at its mailing address in Toronto, Ontario as set out in the Notice of Guaranteed Delivery prior to the Expiration Date; and

(c) the certificates for all Deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal relating to such Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary at its address as set out in the Notice of Guaranteed Delivery before 5:00 p.m., Montreal time, on or before the third Trading Day on the TSX after the Expiration Date.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the mailing address of the Depositary in Toronto, Ontario as set out therein and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or a

manually executed photocopy thereof) relating to such Shares, with signatures guaranteed, if required, and any other documents required by the Letter of Transmittal.

Determination of Validity. All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares, will be determined by Emergis, in its sole discretion, which determination shall be final and binding on all parties. Emergis reserves the absolute right to reject any or all deposits of Shares judged by it not to be in proper form or which, in the opinion of its counsel, may be unlawful for it to accept under the laws of any jurisdiction. Emergis also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Shares. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Emergis, the Dealer Manager, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Emergis' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

Under no circumstances will interest be paid by Emergis or the Depositary by reason of any delay in making payment to any person using the guaranteed delivery procedures. The payment for Shares deposited pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary on or prior to the Expiration Date, even if the Shares delivered pursuant to the guaranteed delivery procedures are not delivered to the Depositary at such date. Therefore, no interest will be paid, even if the payment for Shares deposited pursuant to the guaranteed delivery is made after the date of the payment for the other Deposited Shares.

Formation of Agreement. The proper deposit of Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and Emergis, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

4. WITHDRAWAL RIGHTS

Except as otherwise provided in this Section, deposits of Shares pursuant to the Offer will be irrevocable. Shares deposited pursuant to the Offer may be withdrawn by the relevant Shareholder: (i) at any time where the Shares have not been taken up by Emergis; (ii) at any time before the expiration of 10 days from the date of a notice of change or variation of the Offer; and (iii) if the Shares have not been paid for by Emergis within three business days after having been taken up.

For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Shares being withdrawn and must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. If the certificates have been delivered or otherwise identified to the Depositary then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares deposited by an Eligible Institution. **A withdrawal of Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice.**

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Emergis, in its sole discretion, which determination shall be final and binding. None of Emergis, the Dealer Managers, the Depositary or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.

Any Shares properly withdrawn will thereafter be deemed not to have been deposited for purposes of the Offer. However, withdrawn Shares may be redeposited prior to the Expiration Date by again following any of the procedures described in Section 3 of the Offer, "**PROCEDURE FOR DEPOSITING SHARES**".

If Emergis extends the period of time during which the Offer is open, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the rights of Emergis under the Offer, the Depositary may, subject to applicable law, retain on behalf of Emergis all Deposited Shares, and such Shares may not be withdrawn except to the extent depositing Shareholders are entitled to withdrawal rights as described in this Section 4.

5. CERTAIN CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, Emergis shall not be required to accept for purchase, purchase or pay for any Shares deposited and may terminate or cancel the Offer or may postpone the payment for Shares deposited if at any time before the payment for any such Shares, any of the following events shall have occurred (or shall have been determined by Emergis to have occurred) which, in Emergis' sole judgment in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

(a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment for some or all of the Shares by Emergis or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of Emergis, has or may have a material adverse effect on the Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of Emergis or its subsidiaries taken as a whole or has or may materially impair the contemplated benefits of the Offer to Emergis;

(b) there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or Emergis or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of Emergis might, directly or indirectly, result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits of the Offer to Emergis;

(c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada or the United States, (iv) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgment of Emergis, might affect the extension of credit by banks or other lending institutions, (v) any significant decrease in the market price of the Shares since the close of business on August 2, 2005, (vi) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on Emergis' business, operations or prospects or the trading in, or value of, the Shares, or (vii) any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the Standard and Poor's 500

Industrials Index by an amount in excess of 10%, measured from the close of business on August 2, 2005;

(d) any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of Emergis or its subsidiaries that, in the sole judgment of Emergis, have or may have material significance with respect to Emergis or its subsidiaries taken as a whole;

(e) any take-over bid or tender or exchange offer with respect to some or all securities of Emergis, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving Emergis or its affiliates, other than the Offer, shall have been proposed, announced or made by any individual or entity;

(f) the Corporation shall have determined, in its sole judgment, that the Specified Amount (as defined in Section 11 of the Offer) exceeds the fair market value of a Share immediately before the Offer expires on the Expiration Date;

(g) the Corporation shall have determined, in its sole judgment, that the Purchase Price for a Share exceeds the fair market value of a Share at the Expiration Date, determined without reference to the Offer;

(h) the Corporation shall have concluded, in its sole judgment, that exemptions from the proportionate take up and associated disclosure requirements, the valuation requirement and the requirement that the Offer state the number of securities sought under applicable securities legislation in Canada are not available to the Corporation for the Offer and, if required under any such legislation, the Corporation shall not have received exemptions from or waivers of the appropriate courts or Canadian securities regulatory authorities from such requirements in respect of the Offer; or

(i) any change shall have occurred or been proposed to the Tax Act, as amended or to the publicly available administrative policies or assessing practices of the Canada Revenue Agency, that, in the sole judgment of the Corporation, is detrimental to Emergis or a Shareholder.

Any waiver of a condition or the withdrawal of the Offer shall be deemed to be effective on the date on which notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary. Emergis, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX and the relevant Canadian securities regulatory authorities. If the Offer is withdrawn, Emergis shall not be obligated to take up, accept for purchase or pay for any of the Deposited Shares, and the Depositary will return all certificates for Deposited Shares and Letters of Transmittal and any related documents to the parties by whom they were deposited.

The foregoing conditions are for the sole benefit of Emergis and may be asserted by Emergis in its sole discretion regardless of the circumstances (including any action or inaction on the part of Emergis) giving rise to any such conditions, or may be waived by Emergis, in its sole discretion, in whole or in part at any time. The failure by Emergis at any time to exercise its rights under any of the foregoing conditions shall not be deemed to constitute a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed to constitute a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Emergis concerning the events described in this Section 5 shall be final and binding on all parties.

6. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Promptly after it has determined the Purchase Price in accordance with Section 1 of the Offer, "**PURCHASE PRICE**", Emergis will publicly announce the Purchase Price and will take up and pay for Shares to be purchased pursuant to the Offer as soon as reasonably practicable after the Expiration Date, but in any event not later than ten days after such time. Emergis will pay for such Shares within three business days after taking up the Shares. Emergis will acquire Shares to be purchased pursuant to the Offer and title thereto under this Offer upon having taken up such Shares even if payment therefor shall have not been effected.

Number of Shares. For purposes of the Offer, Emergis will be deemed to have accepted for payment, subject to pro ration, Shares deposited and not withdrawn pursuant to Auction Tenders at or below the Purchase Price and pursuant to Purchase Price Tenders if, as and when Emergis gives oral (to be confirmed in writing) or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

Payment. The Purchase Price payable by Emergis, and thus the amount owing to any depositing Shareholder, will be denominated in Canadian dollars.

Payment for Shares accepted for purchase pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary, who will act as agent for the depositing Shareholders for the purpose of receiving payment from Emergis and transmitting such payment to the depositing Shareholders. Under no circumstances will interest be paid by Emergis or the Depositary to persons depositing Shares by reason of any delay in paying for any Shares or otherwise.

In the event of pro ration of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, Emergis will determine the pro ration factor and pay for those Deposited Shares accepted for payment as soon as practicable after the Expiration Date. However, Emergis does not expect to be able to announce the final results of any such pro ration for at least three Trading Days after the Expiration Date.

Certificates for all Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, and Shares not purchased due to pro ration, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

The Offer provides Shareholders with the opportunity to sell their Shares without incurring brokerage commissions.

The Purchase Price for Shares deposited and purchased will be paid by cheque issued to the order of, and certificate(s) representing Shares not deposited or not purchased under the Offer will be issued to, the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the box captioned "Special Payment Instructions" in such Letter of Transmittal. In the absence of an address being provided, cheques or certificates will be forwarded to the address of the person as shown on the share register for the Shares.

The Depositary will forward cheques and certificates representing all Shares not purchased by first-class mail to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless, in the case of a cheque, the person signing the Letter of Transmittal instructs the Depositary to hold such cheque for pick-up) by properly completing the box captioned "Special Delivery Instructions" in such Letter of Transmittal. See Section 8 of the Offer, "**PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION**", in the event of real or possible mail service interruption.

7. EXTENSION AND VARIATION OF THE OFFER

Emergis expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified under Section 5 of the Offer, "**CERTAIN CONDITIONS OF THE OFFER**", shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written or oral notice (to be confirmed in writing) of extension or variation to the Depositary and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth under Section 10 of the Offer, "**NOTICE**" to all Shareholders. Promptly after giving notice of an extension or variation to the Depositary, Emergis will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX and the relevant Canadian securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Montreal.

Where the terms of the Offer are varied, the period during which Shares may be deposited pursuant to the Offer shall not expire before ten days after the notice of variation has been given to holders of Shares unless otherwise permitted by applicable law. During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Emergis in accordance with the terms of the Offer, subject to Section 4 of the Offer, "**WITHDRAWAL RIGHTS**". An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by Emergis of its rights under Section 5 of the Offer, "**CERTAIN CONDITIONS OF THE OFFER**".

If, prior to the Expiration Date, a variation in the terms of the Offer increases the consideration offered to Shareholders by Emergis in its sole discretion, such increase shall be applicable to all Deposited Shares that are taken up pursuant to the Offer.

Notwithstanding the foregoing, the Offer may not be extended by Emergis if all the terms and conditions of the Offer have been complied with, except those waived by Emergis, unless Emergis first takes up and pays for all Shares properly deposited under the Offer and not withdrawn.

Emergis also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not to accept for purchase any Shares not theretofore accepted for purchase upon the occurrence of any of the conditions specified in Section 5 of the Offer, "**CERTAIN CONDITIONS OF THE OFFER**", or (ii) at any time or from time to time, to amend the Offer in any respect, including increasing or decreasing the number of Shares Emergis may purchase or the range of prices it may pay pursuant to the Offer.

Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Emergis may choose to make any public announcement, except as provided by applicable law, Emergis shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service.

If Emergis makes a material change in the terms of the Offer or the information concerning the Offer, it will extend the time during which the Offer is open to the extent required under applicable Canadian securities legislation.

8. PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares to be returned will not be mailed if Emergis determines that delivery by mail may be delayed. Persons entitled to cheques or certificates which are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Shares were delivered until Emergis has determined that delivery by mail will no longer be delayed. Notwithstanding Section 6 of the Offer, "**ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES**",

cheques, certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Shares were deposited and payment for those Shares shall be deemed to have been immediately made upon such deposit. Emergis will provide notice as provided under Section 10 of the Offer, "**NOTICE**", of any determination not to mail under this Section 8 as soon as reasonably practicable after such determination is made. The deposit of cheques with the Depositary in these circumstances will constitute delivery to the persons entitled to them.

9. LIENS; DIVIDENDS

Shares acquired pursuant to the Offer shall be acquired by Emergis free and clear of all liens, charges, hypothecs, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date upon which the Shares are taken up and paid for under the Offer shall be for the account of such Shareholders.

Each Shareholder of record on that date will be entitled to receive that dividend or distribution, whether or not such Shareholder deposits Shares pursuant to the Offer.

10. NOTICE

Without limiting any other lawful means of giving notice, any notice to be given by Emergis or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Shares at their respective addresses as shown on the share registers maintained in respect of the Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Shareholders and (ii) an interruption of mail service in Canada following mailing. In the event of an interruption of mail service following mailing, Emergis will use reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices in Canada are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which Emergis or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in the National Edition of the Globe & Mail or the National Post as well as in a French language daily newspaper of general circulation in Montreal.

11. OTHER TERMS

(a) No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Emergis other than as contained in the Offer and the Circular, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by Emergis.

(b) It is a term of the Offer that for the purposes of subsection 191(4) of the Tax Act, the "specified amount" in respect of each Share shall be $3.21 (the "**Specified Amount**").

(c) The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

(d) Emergis, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer, the pro rata entitlement of each depositing Shareholder, if applicable, and the validity of any withdrawals of Shares.

(e) The Offer is not being made to nor will deposits of Shares be accepted from or on behalf of Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Emergis may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to Shareholders in any such jurisdiction.

The accompanying Circular, together with the Offer, constitutes the issuer bid circular required under Canadian securities legislation with respect to the Offer.

The accompanying Circular contains additional information relating to the Offer.

August 2, 2005

EMERGIS INC.

(s) François Côté

François Côté
President and Chief Executive Officer

CIRCULAR

This Circular is being furnished in connection with the accompanying Offer by Emergis to purchase for $30,000,000 in cash up to a maximum of 9,375,000 of its Shares for not more than $3.70 and not less than $3.20 per Share. Words and terms used in this Circular, unless otherwise defined herein, are defined and have the same meaning as in the Offer to Purchase. The terms and conditions of the Offer to Purchase are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of the terms and conditions of the Offer.

1. CERTAIN INFORMATION CONCERNING EMERGIS

As a North American leader in eBusiness, we develop and manage solutions that automate transactions and the secure exchange of information. We enable our clients in the health care and finance sectors to interact and conduct business electronically. Our expertise and core competencies lie in the processing and adjudication of prescription drug, dental and other health care services claims; pharmacy management solutions; the enablement of electronic payments; and the paperless loan document processing. Our clients include the leading health insurance companies, the top financial institutions, government agencies and some 2,400 pharmacies in Canada, and large companies in North America.

Emergis was incorporated under the *Canada Business Corporations Act* on December 11, 1986.

As at December 31, 2004, Emergis had one principal active subsidiary: Emergis Technologies, Inc. Emergis Technologies, Inc. and its subsidiary ("**Emergis Technologies**") provide electronic invoice presentment and payment and mortgage processing solutions in the United States. Emergis Technologies is a wholly owned subsidiary of Emergis and is governed by the laws of the State of Delaware. The authorized capital of Emergis consists of an unlimited number of common shares without nominal value, of which 99,420,167 Shares were issued and outstanding as at August 2, 2005, and an unlimited number of preferred shares issuable in series, none of which are issued.

Additional Information. Emergis is subject to the information and reporting requirements of the Canadian provincial securities laws and the rules of the TSX and in accordance therewith files periodic reports and other information with the securities regulatory authorities in Canada relating to its business, financial condition and other matters. Emergis is required to disclose in such reports certain information, as of particular dates, concerning Emergis' directors and officers, their compensation, stock options granted to them, the principal holders of Emergis' securities and any material interest of such persons in transactions with Emergis.

Emergis Strategy. The major components of our business strategy are: to focus on our Health operations, grow promising solutions in our Finance sector, having recently completed the rationalization of these operations; and, increase shareholder value through the deployment of our cash resources for acquisitions and share repurchases. While pursuing our strategy, we will continue to drive operational efficiencies in all areas of our business.

<u>Focus on Health Operations</u>. We will continue to invest to grow our business in the North American health sector, both organically and through acquisitions, to take advantage of opportunities arising from the growing need by governments, payors and health care providers to improve the quality of care and contain rapidly growing health care costs. Emergis' health strategy centres on three key segments: private payors, public payors, and providers.

With private payors, our strategy is to grow our share of market by increasing our penetration of the drug and dental claims business, capitalizing on the continuing trend to convert paper claims to electronic claims, expanding our coverage to different types of claims, and leveraging complementary revenue opportunities. We now provide adjudication services to three of the largest life insurance companies in Canada, which collectively represent about half of the private group health insurance

market. We will continue to work closely with our clients to promote electronic adoption across Canada.

On the public payor side, we will continue to expand our relationship with provincial workers' compensation boards and provincial health plans. In November 2004, we announced that we are part of a private sector consortium that will build and maintain a new electronic service delivery model for the British Columbia Ministry of Health Services. Our role is to build and maintain a secure medical claims adjudication solution and processing environment. This contract leverages our expertise and technology developed for the private payor market in the drug and dental claims area. We intend to pursue opportunities with other provincial governments that may decide to move in a direction similar to that of British Columbia, and therefore benefit directly from this key initial contract for medical claims processing.

Similarly, in the workers' compensation claims area, we have developed and operate a claims processing system for the Ontario Workplace Safety and Insurance Board and provide drug claims processing for the British Columbia worker's compensation board. We are pursuing opportunities to offer similar services to workers' compensation boards in other provinces and in selected states in the U.S.

Also in the public sector, we will pursue opportunities created by electronic health record (EHR) and drug information systems (DIS) projects across the country, leveraging our processing capabilities, the breadth of our solution functionality and our extensive network of connections to providers. An EHR is a comprehensive electronic file of an individual's medical history that is expected to replace paper files detailing examinations, procedures, prescriptions and test results that accumulate over time in various doctors' offices, hospitals, clinics and test centers. Included in EHR are DIS, which specifically address prescription drug information. We are leading a consortium that has responded to a request for proposals from the government of Newfoundland and Labrador for a DIS for this province and are waiting to hear the government's decision in this regard.

We are also developing a strategy to expand our presence in the automation of provider systems, with a view to accelerate the adoption of electronic claims processing and electronic records through the enabling of health care providers. Through acquisitions of pharmacy solutions providers in 2004 and 2005, we now support the operations of approximately 2,400 pharmacies. We expect to continue to expand our pharmacy solutions business through acquisition, and plan to extend the scope of our solutions to include other types of health care providers.

Grow Promising Solution Lines in Finance. We completed the rationalization of our Finance business with the sale of our eLending U.S. operations in May 2005, having already sold our webdoxs consumer bill presentment operations in 2004, taken steps to wind down our business-to-business electronic invoice presentment and payment operations, and begun the migration of bank clients to our new electronic remittance processing solution from three older electronic payment platforms. We now are looking to grow our Finance portfolio of solutions with a view to enhancing the value and capabilities of these lines of business. We will do so by focusing on those lines which offer long-term growth opportunities or which improve our ability to focus on our core strengths and complement our activities in the Health area.

For our electronic payment solutions, our strategy is to continue to service the financial institution market, improve our margin, and work to expand the scope of certain initiatives such as Visa Commerce and our electronic tax remittance service. In eLending, we will pursue adoption of our residential, commercial and industrial mortgage services in Quebec and the expansion of our Canadian real estate solution across Canada. Following a substantial decline in revenue from our point-of-sale solution over the past two years, we have repositioned our offering and expect to be able to increase its revenue going forward.

Increase shareholder value. We will seek to increase shareholder value by deploying our cash resources in a combination of share repurchases and acquisitions, as well as to continue our efforts to grow the business organically and to control costs. In February, we initiated a normal course issuer bid

through the facilities of the TSX. Under the terms of this bid, we purchased a total of 4.1 million Shares at an average cost (including commissions) of $3.16 per Share, for at total aggregate amount of $13.0 million. The Shares repurchased represented 57% of the 7.3 million share maximum permitted under the bid. Since we are of the view that the current price of our Shares remains undervalued, we are supplementing the normal course issuer bid with this Offer in order to expand and speed up the Share repurchase process. We are also of the view that we have sufficient cash resources both to fund the Offer and to pursue our efforts to grow our business through acquisition. We continue to actively pursue acquisition opportunities.

Improve Operating Efficiencies. We will continue to drive operational efficiencies through overhead cost reductions and facilities and technology platform consolidation. The objective of these initiatives is to take full advantage of the operating leverage inherent in our business model.

2. PURPOSE AND EFFECT OF THE OFFER

The Corporation believes that purchasing Shares under the Offer represents an effective use of its financial resources and is in the best interests of all of its Shareholders for the following reasons:

(a) Emergis believes that taking up outstanding Shares represents an attractive investment and an appropriate and desirable use of its available funds;

(b) Emergis believes that the Shares have been trading in price ranges that may not fully reflect the value of the Corporation's business and future prospects;

(c) Emergis believes that the Offer is a more efficient means of achieving the above objectives through the purchase of a larger number of Shares over a shorter period of time (the 35-day period during which the Offer will remain open) compared to the normal course issuer bid previously announced by Emergis (on February 14, 2005, Emergis announced a normal course issuer bid for the purchase of up to 7,269,000 Shares through the facilities of the TSX during a period from February 16, 2005 to February 15, 2006); the Offer allows for the purchase of a greater number of Shares, namely up to 9,375,000 Shares (if the Purchase Price is $3.20), upon take up and payment of such Shares after the Expiration Date;

(d) the Offer provides Shareholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price at which they are willing to sell their Shares if such Shares are deposited pursuant to an Auction Tender, or the opportunity to deposit their Shares without specifying a price pursuant to a Purchase Price Tender and, if any such Shares are purchased pursuant to the Offer, to sell such Shares for cash without the usual transaction costs associated with market sales. Shareholders whose Shares are not purchased under the Offer will realize a proportionate increase in their equity interest in Emergis if Shares are purchased pursuant to the Offer.

    Crescendo Partners II L.P. Series M (Mr. Eric Rosenfeld, one of our directors, is President and Chief Executive Officer of such entity), a significant holder of Shares, has indicated to the Corporation that it (together with its affiliates and associates) does not intend to deposit Shares under the Offer. As of August 2, 2005, Crescendo Partners II L.P. Series M, together with its affiliates and associates, held 13,839,700 Shares and thus exercised control over 13.9% of the voting rights attached to all of the issued and outstanding Shares. If Emergis takes up and purchases for cancellation 9,375,000 Shares (being the maximum number of Shares that may be purchased under the Offer for $30,000,000 if the Purchase Price is $3.20) under the Offer and Crescendo Partners II L.P. Series M does not deposit any Shares, as it has so indicated to the Corporation, Crescendo Partners II L.P. Series M would own, together with its affiliates and associates 15.4% of all of the issued and outstanding Shares and exercise control over an identical percentage of the Corporation's voting securities;

As of August 2, 2005, Mr. Jean Monty, one of our directors, held through a holding company, 3,500,000 Shares (and exercised control over 3.5% of the voting rights) and has indicated to the Corporation that he does not intend to deposit Shares under the Offer. If Emergis takes up and purchases for cancellation 9,375,000 Shares (being the maximum number of Shares that may be purchased under the Offer for $30,000,000 if the Purchase Price is $3.20) under the Offer and Mr. Monty does not deposit any Shares, as he has so indicated to the Corporation, Mr. Monty would own 3.9% of all of the issued and outstanding Shares and exercise control over an identical percentage of the Corporation's voting securities.

All of the directors and officers of Emergis named at Section 5 of the Circular, "**OWNERSHIP OF EMERGIS' SECURITIES**", have indicated to the Corporation that they do not intend to deposit any of their Shares for repurchase under the Offer; and

(e) Shareholders owning fewer than 100 Shares whose Shares are purchased pursuant to the Offer will avoid the payment of brokerage commissions or the Odd Lot discounts, which may be applicable on a sale of their Shares in a transaction on the stock exchanges on which the Shares are traded.

Neither Emergis nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing any or all of such Shareholder's Shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit Shares and, if so, how many Shares to deposit and at what price or prices.

Background to the Offer. The Board of Directors has determined that pursuing a potential substantial issuer bid would be an efficient use of Emergis' financial resources for the reasons set out above and discussed in detail the potential issuer bid with its advisors.

The Board of Directors considered the proposed Offer and whether it would be in the best interests of the Corporation and its Shareholders. In evaluating the Offer, the Board of Directors gave careful consideration to a number of factors, including the following:

(a) the view of the Board of Directors that the recent trading price range of the Shares may not fully reflect the value of the Corporation's business and future prospects;

(b) the Offer provides Shareholders with the opportunity to receive from $3.20 to $3.70 per Share in cash, representing a premium of 2.2% to 18.2% over the $3.13 weighted average price of the Shares, such weighted average price calculated over a period of twenty Trading Days prior to the public announcement of the Offer;

(c) after giving effect to the Offer, Emergis will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and to fund the future growth of the business of the Corporation, organically and through acquisitions;

(d) the Offer provides Shareholders with an opportunity to realize on all or a portion of their investment in the Corporation without the payment of the usual brokerage commissions or other transaction costs associated with market sales;

(e) the opportunity to deposit Shares under the Offer is optional and available to all Shareholders and, therefore, each Shareholder is free to accept or reject the Offer;

(f) the Offer is not conditional upon any minimum number of Shares being deposited;

(g) Shareholders, including Crescendo Partners II L.P. Series M and Mr. Jean Monty and their respective affiliates and associates, who do not deposit their Shares to the Offer, will realize a proportionate increase in their ownership and voting interest in the Corporation's publicly traded Shares to the extent Shares are purchased for cancellation by the Corporation pursuant to the Offer; and

(h) whether it would be reasonable to conclude that, following the completion of the Offer, there would be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer (see below under the heading *"Liquidity of Market"*).

On August 2, 2005, the Board of Directors unanimously approved the making of the Offer, the pricing of the Offer, the Offer and the Circular.

Canadian securities laws prohibit Emergis and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or termination of the Offer, except as otherwise permitted by applicable law. Emergis may in the future, subject to applicable law, purchase additional Shares on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms which are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by the Corporation will depend on many factors, including the market price of the Shares, the Corporation's business and financial position, the results of the Offer and general economic and market conditions.

Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, "INCOME TAX CONSEQUENCES".

Liquidity of Market. As of August 2, 2005, the Corporation had outstanding 99,420,167 Shares, of which approximately 68,000,000 Shares comprise the "public float", which excludes shares owned by "related parties" of the Corporation under applicable securities laws. Emergis is offering to purchase pursuant to the Offer up to 9,375,000 Shares representing approximately 9.4% of the Shares outstanding as of August 2, 2005. For the purpose of the Offer, the "related parties" are the directors and senior officers of Emergis and their associates. If the Purchase Price of the Shares is $3.20 and Emergis takes up and purchases 9,375,000 Shares for $30,000,000, and none of the "related parties" deposits their Shares pursuant to the Offer, the "public float" will be comprised of approximately 59,000,000 Shares.

Emergis is relying on the "liquid market exemption" specified in Ontario Securities Commission Rule 61-501 — *Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions* ("**OSC Rule 61-501**") and Quebec Regulation Q-27 respecting *Protection of Minority Securityholders in the Course of Certain Transactions* ("**Regulation Q-27**") and discretionary exemptive relief orders in certain other provinces from the requirement to obtain a formal valuation applicable to the Offer.

The Corporation has determined that there is a liquid market in the Shares because:

(a) there is a published market for the Shares, namely the TSX;

(b) during the period of 12 months before August 3, 2005, the date the Offer was announced,

   (i) the number of issued and outstanding Shares was at all times not less than 68,000,000, excluding Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by related parties and Shares that were not freely tradeable,

   (ii) the aggregate trading volume of the Shares was approximately 78,000,000 on the TSX,

(iii) the number of trades in Shares on the TSX exceeded 1,000 by a significant margin,

(iv) the aggregate trading value based on the price of the trades referred to in clause (ii) above was approximately $265,000,000; and

(c) the market value of the Shares on the TSX excluding those held by related parties, as determined in accordance with applicable rules, was approximately $215,000,000 for July 2005, being the calendar month preceding the calendar month in which the Offer was announced.

The Board of Directors considered the anticipated effect of the Offer on the liquidity of the market for beneficial owners of Shares who do not deposit Shares under the Offer and, in doing so, considered the following factors:

(a) the extent by which the trading volume, number of trades and aggregate trading value of the Shares during the 12 month period preceding the announcement of the Offer, the size of the public float of the Shares and the market value of the Shares exceeds the minimum "liquid market" requirements specified in both OSC Rule 61-501 and Regulation Q-27;

(b) the number of Shares to be acquired under the Offer in relation to the public float, the trading volumes of and the number of trades in the Shares on the TSX, the value of trades on the TSX and the market value of the Shares in the twelve months preceding the announcement of the Offer; and

(c) the effect that the purchase of 9,375,000 Shares (being the maximum number of Shares that may be purchased under the Offer for $30,000,000 if the Purchase Price is $3.20) by Emergis would have on the aggregate shareholdings of all senior officers and directors of Emergis (including their associates). To this effect, all of the directors and officers of Emergis named at Section 5 of the Circular, "**OWNERSHIP OF EMERGIS' SECURITIES**", have indicated to the Corporation that they do not intend to deposit any of their Shares for repurchase under the Offer.

The Board of Directors unanimously determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of the Shares who do not deposit Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.

Accordingly, the valuation requirements of the securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer or, it is anticipated, shall have been waived by such regulatory authorities prior to the Expiration Date. Despite the fact that the Board of Directors is of the view that both as of the date hereof and following the taking up of Shares pursuant to this Offer there is and will continue to be a liquid market for the Shares and that there is no legal requirement to obtain a liquidity opinion, the Corporation has, on a voluntary basis, obtained such a liquidity opinion from TD Securities, its Canadian Dealer Manager for this Offer. TD Securities has provided an opinion to the Board of Directors to the effect that there is a liquid market for the Shares for the holders of the Shares at the time of the making of the Offer and that it is reasonable for the Board of Directors to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. A copy of the opinion of TD Securities is attached hereto as Schedule A. TD Securities is not independent of the Corporation within the meaning of OSC Rule 61-501 and Regulation Q-27. This summary of the opinion of TD Securities is qualified in its entirety by reference thereto.

For further information, see the table included in Section 4 of this Circular, "**PRICE RANGE OF SHARES; DIVIDENDS; PREVIOUS SALES AND PURCHASES OF SHARES** - Trading of Shares on Principal Markets".

3. FINANCIAL INFORMATION

A copy of the Corporation's most recent unaudited interim financial statements for the period ended June 30, 2005 is available on the SEDAR website at *http://www.sedar.com* and on the Corporation's website at *http://www.emergis.com*. The Corporation's quarterly report containing such unaudited interim financial statements will be mailed to Shareholders on August 12, 2005; however, Shareholders who wish to obtain a copy of these financial statements before they receive the quarterly report for the period ended June 30, 2005 may do so, without charge, upon written request to the Corporation at 1000 de Sérigny, 6th Floor, Longueuil, Québec J4K 5B1 or by calling the Corporation's Investor Relations at (450) 928-6000 or at 1 866 363-7447.

4. PRICE RANGE OF SHARES; DIVIDENDS; PREVIOUS SALES AND PURCHASES OF SHARES

Trading of Shares on Principal Market. The only stock exchange on which the Shares are listed is the TSX. The following table sets forth for the periods indicated the high and low closing prices per Share and volumes of Shares traded on such exchange as compiled from published financial sources for each month from August 2004:

		TSX	
Month	High	Low	Volume
2005			
August 2[(1)]	$3.21	$3.21	156,282
July	$3.22	$3.05	2,048,400
June	$3.22	$2.90	5,927,100
May	$3.10	$2.70	4,574,300
April	$3.50	$2.86	3,810,100
March	$3.60	$3.32	3,669,000
February	$3.53	$3.32	5,116,600
January	$3.60	$3.34	2,446,400
2004			
December	$3.70	$3.32	12,827,400
November	$3.80	$3.55	7,091,300
October	$3.94	$3.43	9,608,300
September	$3.69	$3.10	16,395,300
August	$3.75	$3.30	3,143,600

(1) The TSX was closed for trading on August 1, 2005.

On August 2, 2005, the last full trading day prior to the announcement of the Offer, the closing price per Share on the TSX was $3.21.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

Dividend Policy. It has not been the practice of the Corporation to pay dividends in the past and no dividends have been declared or paid by the Corporation during the two years preceding the date of the Offer. Any decision to pay dividends on the Shares will be made by the Board of Directors on the basis of the Corporation's earnings, financial requirements or other conditions existing at such future time. Investors in the Shares should consult their own tax advisors as to their ability to deduct. For information with respect to the deemed dividend tax treatment for Shareholders arising from the

sale of their Shares pursuant to the Offer, see Section 8 of the Circular, "**INCOME TAX CONSEQUENCES**".

On June 30, 2004, after having received shareholder approval at a special meeting of shareholders on June 16, 2004 to reduce the Corporation's stated capital to effect a special cash distribution, the Corporation paid a one-time special cash distribution in the amount of $1.45 per Share to Shareholders of record on June 25, 2004.

Previous Purchases and Sales. During the twelve months preceding the Offer, Emergis has not purchased any of its Shares (other than pursuant to its normal course issuer bid which commenced on February 16, 2005). The table below indicates the number of Shares and the average price per security paid by Emergis for each month since February 2005. The only securities sold by Emergis in the twelve-month period preceding the Offer are set out in the tables found in the section below entitled "*Previous Distributions*".

Month	Number of Securities Purchased	Average Price per Security
		$
July 2005	400,000	3.21
June 2005	1,212,182	3.22
May 2005	2,070,500	3.03
April 2005	155,000	3.53
March 2005	274,500	3.58

Previous Distributions. During the five years preceding the Offer, the Shares have been distributed either publicly under a prospectus or by way of private placement or upon the exercise of stock options.

(i) Public Distributions and Private Placements of Shares

The table below indicates the number of Shares publicly distributed under a prospectus or by way of private placement during the five years preceding the Offer, the price per Share and the aggregate proceeds received by Emergis or the selling securityholder upon such distributions:

Financial Year of Distribution	Number of Securities Distributed	Price per Security	Aggregate proceeds received by Emergis or Selling Securityholder
		$	$
2004	65,906,781 (1)	5.40 (2)	355,896,617 (3)
2003	1,059,284	6.52	6,907,818
2003	246,041	8.26	2,033,208
2002	485,631	6.40	3,108,038
2001	146,672	26.91	3,947,500
2001	6,470,968	38.75	250,750,000
2001	319,981	46.93	15,016,262
2001	135,695	46.93	6,367,977
2000	5,517,827	117.80	650,000,000
2000	566,824	86.74	49,163,544
2000	150,000	10.67	1,650,000

(1) *Securities distributed were subscription receipts offered and sold to the public by BCE Inc. in a secondary offering. Each subscription receipt offered and sold as part of such secondary offering represented and gave the holder thereof the right to receive one Share owned by BCE Inc.*

(2) *Price indicated is the price per subscription receipt referred to in note 1 above.*

(3) *Proceeds received by BCE Inc. as selling securityholder in a secondary offering.*

(ii) Shares Issued upon Exercise of Options and pursuant to the Share Purchase Plan

The table below indicates the number of Shares issued by Emergis annually during the five years preceding the Offer upon the exercise of stock options and pursuant to the Emergis Share Purchase Plan, the average price per Share and the aggregate proceeds received by the Corporation:

Financial Year of Distribution	Number of Shares Issued	Weighted Average Price per Share	Aggregate proceeds received by Emergis
		$	$
2005 [(1)]	4,125	3.59	15,000
2004 [(1)]	291,712	4.46	1,302,000
2004	19,642	0.78	15,000
2003	15,127	0.61	9,000
2002	102,270	6.91	707,000
2001	583,598	10.22	5,962,000
2000	643,247	9.67	6,218,000

(1) *In 2005, no options were exercised. The 4,125 Shares and 291,712 Shares were issued to Emergis' employees as part of the Employee Share Purchase Plan.*

5. OWNERSHIP OF EMERGIS' SECURITIES

Ownership of Shares of Emergis. To the knowledge of Emergis, after reasonable inquiry, the following table indicates, as of August 2, 2005, the number of outstanding securities of Emergis beneficially owned, or over which control or direction is exercised, by each director and senior officer of Emergis and each associate of a director or senior officer of Emergis.

Name	Relationship with Emergis	Number of Shares[1]	% of Outstanding Shares[2]	Number of Options to Purchase Shares	% of Outstanding Options
François Côté	Director, President and Chief Executive Officer	800	*	50,000	2.6
Pierre Ducros	Director	69,500	*	-	-
J. Spencer Lanthier	Director	10,000	*	-	-
Peter C. Maurice	Director	40,000	*	-	-
Jean C. Monty	Director and Chairman of the Board	3,500,000	3.5	-	-
Eric Rosenfeld	Director	190,400 [3]	*	-	-
Calin Rovinescu	Director	3,000	*	-	-
Ron Zambonini	Director	-	-	-	-
Carlos Carreiro	Executive Vice-President, Service Delivery and Operations	-	-	43,333	2.2
Robert Comeau	Chief Financial Officer	-	-	25,000	1.3
Marc Filion	Executive Vice-President, Business Development and Corporate Strategy	13,548	*	55,500	2.9
Ron Kaczorowski	Executive Vice-President, Sales and Marketing, Health	-	-	-	-
Monique Mercier	Executive Vice-President, Law and Corporate Affairs	15,240	*	66,000	3.4

* Less than 1%

(1) In addition to Shares owned outright and shown in this table, the following directors own the following numbers of Share Units under the Share Unit Plan for Non-Employee Directors entitling them to one Share per unit following cessation of board service (the Shares are purchased on the open market): Mr. Pierre Ducros, 42,539; Mr. J. Spencer Lanthier, 14,338; Mr. Peter C. Maurice, 16,225; Mr. Eric Rosenfeld, 16,775; Mr. Calin Rovinescu, 17,835; and Mr. Ron Zambonini, 15,546. Further, the following officers own the following numbers of Share Rights under the Share Rights' Plan, each representing a right to receive a Share once the vesting conditions are fulfilled: Mr. François Côté, 70,434; Mr. Carlos Carreiro, 10,000; Mr. Marc Filion, 47,000; and Mrs. Monique Mercier, 41,000.

(2) The percentage of outstanding shares has been calculated on the basis of Shares owned outright only and does not include share entitlements pursuant to the Share Unit Plan for Non-Employee Directors and Share Rights under the Share Rights' Plan.

(3) In addition to the 190,400 Shares held beneficially by Mr. Rosenfeld, Crescendo Partners II L.P. Series M, of which Mr. Rosenfeld is President and Chief Executive Officer, holds 13,649,300 Shares.

To the knowledge of the directors and officers of the Corporation, the only persons who beneficially own or exercise control or direction over more than 10% of any class of securities of the Corporation are: Crescendo Partners II L.P. Series M, which beneficially owned 13,649,300 Shares representing 13.7% of all of the issued and outstanding Shares on August 2, 2005, and Letko, Brosseau & Associates Inc., which the Corporation believes exercised control or direction over 13,757,025 Shares representing 13.8% of all the issued and outstanding Shares on August 2, 2005. In addition, Mr. Eric Rosenfeld, one of our directors and the President and Chief Executive Officer of Crescendo Partners II L.P. Series M, also owned 190,400 Shares as at August 2, 2005.

As of August 2, 2005, all directors and senior officers of Emergis and their associates as a group beneficially owned an aggregate of 3,842,536 Shares, or 3.9% of all issued and outstanding Shares.

Acceptance of the Offer. Mr. Eric Rosenfeld has advised the Corporation that neither he nor Crescendo Partners II L.P. Series M intends to deposit any of their Shares for repurchase under the Offer. Mr. Jean Monty has also advised the Corporation that he does not intend to deposit any of his Shares for repurchase under the Offer. Accordingly, Crescendo Partners II L.P. Series M, together with Mr. Rosenfeld, will hold 15.4% and Mr. Monty will hold 3.9% of all of Emergis' issued and outstanding Shares in the event that Emergis takes up and purchases for cancellation the maximum of 9,375,000 Shares under the Offer. Furthermore, all of the directors and senior officers named under "**OWNERSHIP OF EMERGIS' SECURITIES**" have advised the Corporation that they do not intend to deposit any Shares under the Offer.

Commitments to Acquire Shares. Emergis has no commitments to purchase Shares other than pursuant to the Offer. To the knowledge of Emergis, after reasonable inquiry, no person named under "**OWNERSHIP OF EMERGIS' SECURITIES**" has any commitment to purchase Shares.

Benefits from the Offer. Except as described below, no person named under "**OWNERSHIP OF EMERGIS' SECURITIES**" will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who does or does not participate in the Offer. If none of Mr. Eric Rosenfeld, Mr. Jean Monty nor any of their affiliates deposits any Shares under the Offer and Emergis takes up and purchases for cancellation 9,375,000 Shares (being the maximum number of Shares that may be purchased under the Offer for $30,000,000 if the Purchase Price is $3.20) under the Offer, Mr. Rosenfeld's ownership and voting interests, together with Crescendo Partners II L.P. Series M, in the Corporation will increase from 13.9% to 15.4% and Mr. Monty's ownership and voting interests will likewise increase from 3.5% to 3.9%.

Contracts, Arrangements or Understandings with Shareholders. Except for the indication provided by Mr. Rosenfeld, for himself and for Crescendo Partners II L.P. Series M, and Mr. Monty that none of them or their associates or affiliates intends to deposit any Shares under the Offer, there are no contracts, arrangements or understandings, formal or informal, between Emergis and any Shareholder or director or officer of Emergis in relation to the Offer or any person or company with respect to any securities of Emergis in relation to the Offer. Furthermore, all of the directors and senior officers named under "**OWNERSHIP OF EMERGIS' SECURITIES**" have advised the Corporation that they do not intend to deposit any Shares under the Offer.

6. MATERIAL CHANGES IN THE AFFAIRS OF EMERGIS

The directors and officers of Emergis are not aware of any information which indicates that any material change has occurred in the affairs of Emergis since the date the Corporation's most recent unaudited interim financial statements were filed with the Canadian securities regulatory authorities. See Section 3 of the Circular, "**FINANCIAL INFORMATION**". Except as described in Section 1, "**CERTAIN INFORMATION CONCERNING EMERGIS**" or referred to herein, Emergis has no current plans to make any material change in its business, corporate structure, management or personnel.

7. PRIOR VALUATIONS

To the knowledge of the directors and officers of Emergis, no valuations regarding Emergis or its material assets have been prepared within the two years preceding the date hereof.

8. INCOME TAX CONSEQUENCES

Certain Canadian Federal Income Tax Considerations for Canadian Holders

Emergis has been advised by Ogilvy Renault LLP that the following summary accurately describes the principal Canadian federal income tax considerations generally applicable to a sale of

Shares pursuant to the Offer by a Shareholder who is resident in Canada, holds such Shares as capital property, is not affiliated with Emergis and deals at arm's length with Emergis, all within the meaning of the Tax Act. Certain Shareholders, including financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing, are generally precluded from treating Shares as capital property. This summary is not applicable to a Shareholder which is a "financial institution" as defined in the Tax Act for the purposes of the mark-to-market rules. Shareholders to whom such rules apply should consult their own tax advisor.

Depending upon all of the circumstances, including the date of issue of a Share, the date of acquisition of a Share by a Shareholder that is a "specified financial institution" or a "restricted financial institution" for the purposes of the Tax Act and the extent of holdings of Shares by such a Shareholder and persons with whom the Shareholder does not deal at arm's length, the Offer may cause a Share to be treated as a "term preferred share" for the purposes of the Tax Act in respect of the sale of the Share to Emergis pursuant to the Offer. The consequence of such treatment to such a Shareholder may be the denial of the deduction for dividends deemed to be received on the Share which is described below. Shareholders that are "specified financial institutions" or "restricted financial institutions" for the purposes of the Tax Act should consult their own tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of the Canada Revenue Agency ("**CRA**"). This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate changes in income tax law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.

The summary in this Section 8 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

In view of the deemed dividend tax treatment described below of a sale of Shares pursuant to the Offer as opposed to capital gains or loss treatment which would generally apply to a sale in the market, Shareholders who wish to sell their Shares and who are not generally exempt from Canadian federal income tax may wish to consult their tax advisors regarding selling their Shares in the market as an alternative to accepting the Offer, in order to receive capital gains or loss treatment on the disposition of their Shares.

Individual Shareholders Resident in Canada. Shareholders who are individuals resident in Canada and who sell Shares to Emergis pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess of the amount paid by Emergis for each Share over the paid-up capital per Share for income tax purposes. On December 1, 2004, the Corporation reduced the stated capital of the Shares to an amount of $1.00 in the aggregate. As a result of such reduction, Emergis estimates that, on the Expiration Date, the paid-up capital per Share will be nil for income tax purposes.

The deemed dividend will be subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends received by individual Shareholders from a taxable Canadian corporation.

The amount paid by Emergis less the amount deemed to be received by the individual Shareholder as a dividend will be treated as proceeds of disposition of the Shares. Since the full amount to be received by the individual Shareholder will be deemed to be a dividend, the proceeds of disposition of the Shares will be deemed to be nil. The Shareholder will therefore realize a capital loss on disposition of the Shares equal to the amount by which the Shareholder's adjusted cost base of the

Shares sold to Emergis pursuant to the Offer plus any reasonable costs of disposition exceeds the Shareholder's proceeds of disposition (deemed to be nil). Under the Tax Act, one-half of any capital loss realized by a Shareholder represents an allowable capital loss. Allowable capital losses may be deducted only against taxable capital gains, subject to and in accordance with the provisions of the Tax Act. If the Shareholder is a trust under which a corporation is a beneficiary, the amount of any such capital loss otherwise determined will be reduced by the amount of dividends or deemed dividends received on the Shares (including any dividends deemed to be received as a result of the sale of Shares to Emergis under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a partnership or a trust is a beneficiary of a trust or such a trust is a member of a partnership that disposes of Shares pursuant to the Offer.

An individual Shareholder who has realized a capital loss on the sale of Shares under the Offer may have all or a portion of that loss denied if the "superficial loss" rules in the Tax Act apply. This may be the case where the individual Shareholder (or a person affiliated with the individual Shareholder as defined in the Tax Act) acquired additional Shares in the period commencing 30 days prior to the sale of Shares under the Offer and ending 30 days after the sale of the Shares under the Offer. Shareholders are urged to consult with their own tax advisors with respect to the "superficial loss" rules.

Corporate Shareholders Resident in Canada. A corporate shareholder that is resident in Canada and that sells Shares to Emergis pursuant to the Offer will (subject to the potential application of subsection 55(2) of the Tax Act as described below) be deemed to receive a taxable dividend equal to the excess of the amount paid by Emergis for the Shares over their paid-up capital for income tax purposes. As a result of the reduction in the stated capital of the Shares to an amount of $1.00 in the aggregate, Emergis estimates that, on the Expiration Date, the paid-up capital per Share will be nil for income tax purposes.

In the case of a Shareholder that is a corporation resident in Canada, any such dividend that is not required to be recognized as proceeds of disposition under subsection 55(2) of the Tax Act as described below will be included in computing the Shareholder's income as a dividend and will generally be deductible in computing its taxable income. To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay refundable tax under Part IV of the Tax Act at a rate of 33 1/3% on the amount of the deemed dividend.

Under subsection 55(2) of the Tax Act, a Shareholder that is a corporation resident in Canada may be required to treat all or a portion of the deemed dividend as proceeds of disposition and not as a dividend. Subsection 55(2) of the Tax Act does not apply to the portion of the dividend subject to tax under Part IV of the Tax Act that is not refunded under the circumstances specified in subsection 55(2) and does not apply if the dividend would not be deductible in computing taxable income. Further, subsection 55(2) does not apply unless the Shareholder would have realized a capital gain if it disposed of any Share at fair market value immediately before its sale to Emergis and the sale to Emergis resulted in a significant reduction in the portion of the capital gain that could reasonably be considered to be attributable to anything other than the Shareholder's "safe income" in respect of the particular Share. Essentially the safe income in respect of a particular Share held by a Shareholder is the portion of Emergis' tax-paid undistributed income for purposes of the Tax Act which is attributable to such Share and which is earned or realized after the later of 1971 and the time the Shareholder acquired the particular Share. Corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act having regard to their particular circumstances.

The amount paid by Emergis, less the amount deemed to be received by the Shareholder as a dividend, after application of subsection 55(2) of the Tax Act, will be treated as proceeds of disposition of the Shares for purposes of computing any capital gain or capital loss arising on the sale of the Shares. Since the full amount to be received by a corporate Shareholder will be deemed to be a taxable dividend, the proceeds of disposition of the Shares will be deemed to be nil. The Shareholder will therefore realize a capital loss on disposition of the Shares equal to the amount by which the

Shareholder's adjusted cost base of the Shares sold to Emergis pursuant to the Offer plus any reasonable costs of disposition exceeds the Shareholder's proceeds of disposition (deemed to be nil). Under the Tax Act, one-half of any capital loss realized by a Shareholder represent an allowable capital losses. Allowable capital losses may be deducted only against taxable capital gains subject to and in accordance with the provisions of the Tax Act. The amount otherwise determined of any such capital loss realized by a corporate Shareholder will be reduced by the amount of dividends or deemed dividends received on the Shares (including any dividends deemed to be received as a result of the sale of Shares to Emergis under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that disposes of Shares pursuant to the Offer and, where a corporation is a beneficiary of a trust and such trust is a member of a partnership that disposes of Shares under the Offer.

A corporate Shareholder which has realized a capital loss on the sale of the Shares under the Offer may have all or a portion of that loss denied if the corporate Shareholder (or person affiliated with the corporate Shareholder as defined in the Tax Act) has acquired additional Shares in the period commencing 30 days prior to the sale of Shares under the Offer and ending 30 days after the sale of Shares under the Offer. Shareholders are urged to consult their own tax advisors with respect to the "superficial loss" rules.

Certain Canadian Federal Income Tax Considerations for Non-Canadian Holders

Emergis has been advised by Ogilvy Renault LLP that the following summary accurately describes the principal Canadian federal income tax considerations generally applicable to a sale of Shares pursuant to the Offer by Shareholders who, for purposes of the Tax Act, are not resident or deemed to be resident in Canada, do not use or hold, and are not deemed to use or hold, such Shares in connection with carrying on a business in Canada, have not, either alone or in combination with persons with whom the Shareholder does not deal at arm's length, owned (or had an option to acquire) 25% or more of the issued shares of any class or series of the capital stock of Emergis at any time within five years preceding the sale of the Shares under the Offer, in the case of Shareholders who have ceased to be resident in Canada, have not elected under the Tax Act to treat such Shares as taxable Canadian property and, in the case of a Shareholder that is an insurer, establishes that the Shares do not constitute designated insurance property (in each case, a "**Non-Canadian Holder**").

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of CRA. This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate changes in income tax law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.

The summary in this Section 8 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

Non-Canadian Holders who sell Shares to Emergis pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess of the amount paid by Emergis for each Share over the paid-up capital per Share for income tax purposes. As a result of the reduction in the stated capital of the Shares to an amount of $1.00 in the aggregate, Emergis estimates that, on the Expiration Date, the paid-up capital per Share will be nil for income tax purposes.

The amount paid by Emergis less the amount deemed to be received by a Non-Canadian Holder as a dividend will be treated as proceeds of disposition of the Shares. Since the full amount to be received by the Non-Canadian Holder will be deemed to be a dividend, the proceeds of disposition of the Shares will be deemed to be nil.

The Non-Canadian Holder will therefore realize a capital loss on the disposition of the Shares equal to the amount by which the Non-Canadian Holder's adjusted cost base of the Shares sold to Emergis pursuant to the Offer plus any reasonable costs of disposition exceeds the Non-Canadian Holder's proceeds of disposition (deemed to be nil). Under the Tax Act, the capital loss so realized will not be deductible by a Non-Canadian Holder.

If the Shares of a Non-Canadian Holder are purchased by Emergis under the Offer, a taxable dividend will be deemed to arise as discussed under "**CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR CANADIAN HOLDERS – Individual Shareholders Resident in Canada**". Such dividend will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be provided under the terms of an applicable Canadian tax treaty. For example, under the Canada-United States Income Tax Convention, a deemed dividend received by a U.S. resident thereunder will generally be subject to Canadian withholding tax at a rate of 15%.

In view of the deemed dividend tax treatment described above on a sale of Shares pursuant to the Offer and the resulting Canadian withholding tax, Shareholders that are not resident in Canada who wish to sell their Shares may wish to consult their advisors regarding the sale of their Shares in the market as an alternative to accepting the Offer.

Under the Canada-United States Income Tax Convention, a dividend deemed to be paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States, other than a dividend that constitutes income from carrying on a trade or business, is exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed, Emergis will not be required to withhold such tax from payments made to such organizations. If qualifying organizations fail to follow the required administrative procedures, Emergis will be required to withhold tax and the organizations will have to file with Canadian revenue authorities a claim for a refund to recover amounts withheld.

9. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

Emergis is not aware of any license or regulatory permit that is material to its business that might be adversely affected by the acquisition of Shares by Emergis pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Shares by Emergis pursuant to the Offer other than as outlined in this Section. Emergis has filed with various Canadian securities regulators an application seeking exemptive relief from certain technical requirements of provincial securities legislation with respect to the Offer. Emergis anticipates receiving an order granting the application prior to the Expiration Date. Should any other approval or action be required, Emergis currently contemplates that such approval or other action will be sought. Emergis cannot predict whether it may determine to delay the acceptance or payment of Shares deposited pursuant to the Offer pending the outcome of any such approval or other action. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the business of Emergis. Emergis' obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 5 of the Offer, "**CERTAIN CONDITIONS OF THE OFFER**".

10. SOURCE OF FUNDS

Emergis will not spend more than $30,000,000 (excluding fees and expenses) to purchase Shares pursuant to the Offer. Emergis will fund any purchase of Shares, including the related fees and expenses, from available cash on hand.

11. DEPOSITARY

Emergis has appointed CIBC Mellon Trust Company to act as a Depositary for: (i) the receipt of certificates representing Shares and related Letters of Transmittal deposited under the Offer; (ii) the receipt of certificates delivered pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer, "**PROCEDURE FOR DEPOSITING SHARES**"; (iii) the receipt from Emergis of cash to be paid in consideration of the Shares acquired by Emergis under the Offer, as agent for the depositing Shareholders; and (iv) the transmittal of such cash to the depositing Shareholders, as agent for the depositing Shareholders. The Depositary may contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners.

12. STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

13. DEALER MANAGERS

TD Securities and TD Securities (USA) LLC have been retained by the Corporation to act as Dealer Managers in connection with the Offer. TD Securities has also acted as financial advisor to Emergis in connection with the Offer and has provided a liquidity opinion and the opinions referred to in Section 5 of the Offer, "**CERTAIN CONDITIONS OF THE OFFER**", in connection therewith. Emergis has agreed to reimburse the Canadian Dealer Manager for certain reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify it against certain liabilities, including certain liabilities under Canadian securities laws. TD Securities will receive a fixed fee from Emergis in payment for services rendered as financial advisor to Emergis and for acting as Canadian Dealer Manager of the Offer.

14. FEES AND EXPENSES

Except as set forth above, Emergis will not pay any fees or commissions to any broker, dealer or other person for soliciting deposits of Shares under the Offer. Brokers, dealers, commercial banks and trust companies and other nominees may, upon request, be reimbursed by Emergis for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

No fee or commission will be payable by any Shareholder who deposits such Shares directly with the Depositary in connection with this Offer.

Emergis has retained CIBC Mellon Trust Company to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian securities laws. See Section 11 of the Circular, "**DEPOSITARY**".

Emergis is expected to incur expenses of approximately $600,000 in connection with the Offer, including filing fees and legal, accounting, dealer manager, depositary and printing fees.

APPROVAL BY EMERGIS INC.

August 2, 2005

The Board of Directors of Emergis has approved the contents of the Offer and accompanying Circular dated August 2, 2005, and the sending, communicating or delivery of the Offer and accompanying Circular to the Shareholders of Emergis. The Offer and accompanying Circular contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, nor do they contain any misrepresentation likely to affect the value or the market price of the Shares (as defined in the Offer) within the meaning of the *Securities Act* (Quebec).

EMERGIS INC.

(Signed) François Côté
President and Chief Executive Officer

(Signed) Robert Comeau
Chief Financial Officer

On behalf of the Board of Directors

(Signed) J. Spencer Lanthier
Director

(Signed) Jean Monty
Director

CONSENT OF TD SECURITIES INC.

To the Directors of Emergis Inc.

We consent to the inclusion of our name and the reference to our liquidity opinion dated August 2, 2005 in *Section 2* of the Circular, "**PURPOSE AND EFFECT OF THE OFFER**" and to the inclusion of the text of our liquidity opinion in Schedule A to the Offer and accompanying Circular, which Schedule is incorporated by reference in the Offer and accompanying Circular.

August 2, 2005

(Signed) TD SECURITIES INC.

SCHEDULE A
LIQUIDITY OPINION OF TD SECURITIES INC.

TD Securities

August 2, 2005

The Board of Directors
Emergis Inc.
1000, de Sérigny, 6e étage
Longueuil QC J4K 5B1

Dear Sirs/Mesdames:

TD Securities Inc. (''TD Securities'') understands that:

(a) Emergis Inc. (''Emergis'' or the ''Corporation'') intends to make a cash offer (the ''Offer'') to purchase common shares of the Corporation (the ''Common Shares'');

(b) Emergis will determine a single price per Common Share (the "Purchase price"), which will not be more than \$3.70 nor less than \$3.20 per Common Share, that will enable the Corporation to purchase the maximum number of Common Shares having an aggregate Purchase Price not exceeding \$30,000,000;

(c) The terms and conditions of the Offer will be set forth in the Offer to Purchase to be issued by the Corporation and dated August 2, 2005, the accompanying Issuer Bid Circular and the related Letter of Transmittal (which together constitute the ''Offer''); and

(d) Under the terms of the Offer, the shareholders of the Corporation may tender their Common Shares to the Corporation pursuant to an Auction Tender or a Purchase Price Tender (each as defined in the Offer), at prices specified by them.

TD Securities' Engagement

In an agreement dated August 2, 2005, the Corporation engaged TD Securities to prepare and deliver a written opinion (the ''Opinion'') to the Board of Directors of the Corporation (the ''Board'') as to i) whether a liquid market exists for the Common Shares for holders of Common Shares at the time of the making of the Offer and ii) whether it is reasonable for the Board to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for beneficial owners of Common Shares who do not tender to the Offer, that is not materially less liquid than the market that existed at the time of the making of the Offer. This Opinion is being delivered to assist the Board in making its determination that the Offer qualifies for the ''presumption of liquid market'' exemption from the valuation requirements of Ontario Securities Commission Rule 61-501 (''Rule 61-501'') and Regulation Q-27 of the *Autorité des marches financiers du Québec* (''Regulation Q-27'') that would otherwise apply.

TD Securities will receive a fee from the Corporation for its services that include providing the Opinion. Such fee is payable whether or not the Offer is successful. The Corporation has agreed to indemnify TD Securities for certain liabilities arising out of TD Securities' engagement in connection with the Offer.

TD Securities has also been engaged to act as Soliciting Dealer Manager in connection with the Offer and will receive fees for such services and is not independent of the Corporation within the meaning of Rule 61-501 and Regulation Q-27. In the past two years, TD Securities has acted as syndicate member in respect of a securities offering for the Corporation and advised a committee composed of

independent Board members with respect to the spin-out of the Corporation from BCE Inc. In addition, in the ordinary course of our business, we may actively trade securities of the Corporation for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Credentials of TD Securities

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, corporate finance and opinion matters.

Scope of Review

In preparing our Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy thereof), among other things, the following:

i. a copy of the draft Offer dated August 2, 2005;

ii. the daily trading activity, volumes, and price history of the Common Shares on the Toronto Stock Exchange (the ''TSX''), as we determined necessary in order to provide the Opinion;

iii. the trading activity and volumes of shares of other companies listed and traded on the TSX as we determined necessary in order to provide the Opinion;

iv. the distribution of ownership of the Common Shares to the extent publicly disclosed;

v. the number of Common Shares proposed to be purchased under the Offer relative to i) the number of outstanding Common Shares less ii) the number of Common Shares owned by related parties of the Corporation and Common Shares or blocks thereof that could be considered as not being freely tradable (i.e. the ''public float'');

vi. the customary difference (i.e. the ''spread'') between bid and ask prices in trading activity of the Common Shares and the shares of other companies listed and traded on the TSX as we determined necessary in order to provide the Opinion;

vii. other public information with respect to Emergis;

viii. discussions with senior management of Emergis;

ix. the definition of liquid market as outlined in Rule 61-501 as well as the other parameters set forth in such rule;

x. precedent issuer bids that we considered relevant; and

xi. such other information as we considered necessary or appropriate in the circumstances.

We have conducted such additional analyses and investigations as we considered to be appropriate in the circumstances for the purpose of arriving at the Opinion contained herein as at the date hereof.

Assumptions and Limitations

This Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof, and conditions affecting the Corporation and the Common Shares as at the date hereof. In formulating our Opinion, we have made several other assumptions.

TD Securities has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Corporation and their consultants and advisors (collectively, the ''Information''). The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

We have not prepared a formal valuation of the Corporation or any of its securities or assets for the purposes of this Opinion and the Opinion should not be construed as such.

The Opinion has been provided to the Board for its use only in determining the availability of an exemption from the formal valuation requirements of Rule 61-501 and Regulation Q-27 (pursuant to Sections 3.4.3 thereof) and may not be relied upon for any other purpose or by any other person without the prior written consent of TD Securities. The Opinion is given as of the date hereof and TD Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of TD Securities after the date hereof. Without limiting the foregoing, if, after the date hereof, we learn of any material change in any fact or matter affecting the Opinion, TD Securities reserves the right to change, modify or withdraw the Opinion.

This Opinion is not to be construed as a recommendation to any shareholder of the Corporation as to whether or not to tender their Common Shares under the Offer. In addition, for the purpose of this Opinion we are not expressing any opinion as to the value of the Common Shares, or the prices at which such shares will trade after the completion of the Offer.

For purposes of this Opinion, the phrase ''liquid market'' has the meaning ascribed thereto in Rule 61-501.

Conclusion

Based upon and subject to the foregoing, it is our opinion as at the date hereof that: (i) a liquid market exists for the Common Shares for holders of Common Shares at the time of the making of the Offer; and (ii) it is reasonable for the Board to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for beneficial owners of Common Shares who do not tender to the Offer, that is not materially less liquid than the market that existed at the time of the making of the Offer.

Yours very truly,

(signed) **TD SECURITIES INC.**

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each depositing Shareholder of Emergis or his broker, dealer, commercial bank, trust company of other nominee to the Depositary at one of its addresses below:

Offices of the Depositary for this Offer,

CIBC MELLON TRUST COMPANY

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

Telephone: (416) 643-5500
Toll Free: 1 (800) 387-0825
Email: inquiries@cibcmellon.com

By Hand or Courier

Montreal

CIBC Mellon Trust Company
2001 University Street
Suite 1600
Montreal, Quebec H3A 2A6

Toronto

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario M5L 1G9

Any questions or requests for assistance may be directed to the Depositary or Dealer Managers at their respective addresses and telephone and facsimile numbers set forth herein. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Dealer Managers for the Offer are:

In Canada:

TD Securities Inc.
1 Place Ville-Marie, Suite 2315
Montreal, Quebec
Canada H3B 3M5
Attention: Viviane Croux

In the United States:

TD Securities (USA) LLC.
31 West 52nd Street
New York, New York
USA 10019-6101

Toll Fee: 1(866) 588-1500